United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2025

ARRIVED HOMES 3, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived Homes 3, LLC, a Delaware series limited liability company, was formed in January 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in January 2023, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2025, our company has acquired 85 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 12 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impacts the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six months ended June 30, 2025 and 2024 are listed in the table below:

Rental Income
Series Name	June 30, 2025	June 30, 2024
Adams	$12,820	$-
Antares	11,670	11,670
Aramis	12,270	12,270
Arkoma	9,022	9,570
Arya	8,370	8,370
Aspen	13,640	7,006
Athos	12,570	12,570
Barclay	12,030	11,970
Bayne	12,600	-
Bean	12,870	12,870
Bennett	10,170	10,170
Benny	10,770	10,770
Bluebell	12,720	12,720
Bowling	9,360	9,175
Boxwood	9,278	-
Bradford	11,520	11,520
Brookwood	11,220	11,220
Bryant	12,570	12,570
Caden	9,570	10,170
Camellia	11,034	10,770
Caterpillar	8,975	10,770
Chilhowee	14,370	15,517
Claremore	9,120	8,628
Collinison	12,570	12,720
Cordero	12,270	12,439
Cristalino	15,270	10,944
Ellie	7,758	8,362
Emelina	8,227	10,470
Ethan	8,850	8,850
Frances	12,180	11,043
Glenncrest	9,975	11,771
Gordon	11,370	11,370
Haikey	10,710	10,770
Hamblen	9,381	12,570
Hancock	12,940	12,270
Hardman	14,970	15,163
Haven	8,970	6,696
Haverhill	10,081	17,845
Haybridge	6,532	8,380
Hedgecrest	11,449	6,584
Helmerich	10,052	10,770
Hermanos	13,170	9,283
Holmes	6,405	8,370
Johnson	14,520	-
Keystone	15,253	11,552
Langley	15,270	-
Laurel	13,770	10,940
Layla	13,370	11,375
Liberty	11,670	11,782
Lithonia	11,970	5,719
Lola	12,720	12,720
Lucas	6,354	12,270
Macomber	13,320	12,685
Mallard	8,725	10,470
Marcy	8,155	7,622
Meridian	11,055	11,100
Metallo	1,888	-
Misty	15,570	-
Montgomery	9,870	6,754
Northbrook	11,370	5,685
Northridge	6,780	3,899
Oakland	13,320	6,809
Palmore	8,022	8,520
Pebblestone	13,770	10,474
Perdita	11,970	11,970
Phoebe	11,790	6,720
Pongo	12,570	12,570
Portsmouth	12,978	10,770
Presidio	7,352	-
Rachel	9,985	6,795
Ratliff	12,720	8,480
Riverwood	10,573	12,240
Roanoke	14,970	17,269
Robinson	14,170	-
Ross	14,000	13,611
Sansa	8,370	8,370
Sedgefield	14,140	6,666
Seneca	13,470	-
Sheezy	11,200	10,920
Sherwood	8,370	8,370
Spangler	7,041	-
Summerglen	10,770	10,770
Tansel	10,927	14,370
Thomas	7,180	10,968
Tomlinson	5,880	-
Tytus	12,270	12,270
Vanzant	13,470	10,552
Watson	8,370	8,370
Westhaven	11,520	14,140
Wheeler	10,291	9,894
Williamson	11,135	11,100
Woodland	7,770	7,770
Woodwind	4,466	10,157
Wynde	11,820	11,745
Wyndhurst	5,798	11,970
Zane	7,650	7,650
	$1,043,396	$883,815

Operating Expenses

The company incurred the following operating expenses during the six months ended June 30, 2025 and 2024. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, legal fees, other professional fees, depreciation, and repair and maintenance costs.

Upon closing, each individual series becomes responsible to fund its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2025 and 2024:

Operating Expenses
	June 30, 2025			June 30, 2024
Series Name	Operating Expenses	Depreciation	Total Expenses	Operating Expenses	Depreciation	Total Expenses
Adams	$10,228	$4,197	$14,425	$-	$-	$-
Antares	5,131	4,257	9,388	5,524	4,257	9,781
Aramis	6,271	4,123	10,394	7,150	4,123	11,273
Arkoma	4,859	3,245	8,103	3,935	3,245	7,179
Arya	3,512	2,466	5,979	5,073	2,466	7,539
Aspen	5,358	3,679	9,037	11,028	3,679	14,707
Athos	8,647	4,578	13,225	8,405	4,578	12,983
Barclay	5,234	4,208	9,442	6,795	4,208	11,003
Bayne	10,683	4,807	15,490	-	-	-
Bean	6,310	4,029	10,338	8,053	4,029	12,082
Bennett	3,866	2,910	6,776	5,297	2,910	8,207
Benny	6,788	3,503	10,291	6,721	3,503	10,224
Bluebell	5,782	4,108	9,889	5,521	4,108	9,628
Bowling	4,417	2,862	7,279	4,009	2,862	6,871
Boxwood	11,686	4,420	16,106	-	-	-
Bradford	5,086	4,180	9,267	5,286	4,180	9,467
Brookwood	5,510	3,854	9,363	5,418	3,854	9,271
Bryant	8,268	4,392	12,660	7,170	4,392	11,562
Caden	6,098	3,437	9,536	10,344	3,437	13,782
Camellia	5,696	4,811	10,507	6,445	4,811	11,255
Caterpillar	11,956	4,124	16,080	6,825	4,124	10,949
Chilhowee	6,299	4,471	10,770	5,035	4,471	9,505
Claremore	4,946	3,232	8,178	7,204	3,232	10,437
Collinison	7,807	4,666	12,472	6,399	4,152	10,551
Cordero	5,542	3,860	9,402	5,168	3,860	9,028
Cristalino	6,652	4,225	10,877	15,905	4,225	20,130
Ellie	15,475	3,948	19,423	8,316	3,948	12,264
Emelina	6,231	4,121	10,352	5,291	4,121	9,412
Ethan	5,187	4,147	9,334	7,721	3,277	10,998
Frances	4,241	3,837	8,079	8,396	3,198	11,594
Glenncrest	4,870	3,991	8,861	7,615	3,991	11,606
Gordon	6,286	3,512	9,798	5,771	3,512	9,284
Haikey	6,398	3,368	9,765	5,041	3,368	8,408
Hamblen	8,027	3,527	11,553	4,061	3,527	7,588
Hancock	6,623	4,227	10,849	5,649	4,227	9,876
Hardman	7,389	5,326	12,715	7,401	5,326	12,727
Haven	3,711	2,549	6,260	3,545	2,549	6,094
Haverhill	5,629	3,225	8,853	5,493	3,225	8,718
Haybridge	7,438	4,931	12,369	6,227	4,931	11,158
Hedgecrest	751	5,336	6,086	7,123	4,931	12,054
Helmerich	5,078	3,462	8,541	4,327	3,462	7,789
Hermanos	6,413	5,914	12,327	8,092	5,914	14,006
Holmes	11,565	2,419	13,985	2,674	2,419	5,093
Johnson	6,291	4,510	10,801	3,430	-	3,430
Keystone	6,590	4,784	11,375	7,910	3,987	11,897
Langley	13,156	4,559	17,715	-	-	-
Laurel	5,818	4,631	10,448	12,183	3,087	15,270
Layla	6,924	4,453	11,377	11,213	4,453	15,666
Liberty	6,970	5,545	12,515	11,041	4,170	15,211
Lithonia	7,257	4,963	12,221	20,558	4,426	24,984
Lola	6,842	4,144	10,987	6,301	4,144	10,445
Lucas	11,667	4,070	15,737	6,970	3,503	10,473
Macomber	7,989	4,286	12,274	8,554	4,286	12,840
Mallard	3,138	2,862	6,000	7,511	2,862	10,373
Marcy	4,502	2,466	6,968	5,952	2,466	8,418
Meridian	5,574	4,492	10,065	7,403	4,206	11,609
Metallo	13,168	3,340	16,508	-	-	-
Misty	7,487	4,723	12,210	-	-	-
Montgomery	4,331	4,173	8,504	11,688	3,267	14,956
Northbrook	5,714	3,872	9,586	6,976	3,872	10,848
Northridge	5,149	3,535	8,684	9,073	2,946	12,019
Oakland	5,321	4,222	9,543	6,558	4,222	10,780
Palmore	7,323	3,455	10,779	7,558	3,455	11,013
Pebblestone	7,700	4,642	12,342	7,789	3,868	11,657
Perdita	5,403	4,560	9,963	5,694	4,560	10,254
Phoebe	6,437	3,818	10,255	10,631	3,182	13,813
Pongo	5,451	4,560	10,011	6,743	4,560	11,303
Portsmouth	5,837	3,331	9,169	5,257	2,932	8,189
Presidio	9,751	3,288	13,039	-	-	-
Rachel	6,804	3,972	10,775	10,116	3,972	14,087
Ratliff	5,668	4,394	10,062	10,411	4,394	14,805
Riverwood	6,721	5,020	11,741	5,403	5,020	10,424
Roanoke	6,128	4,604	10,732	4,307	4,604	8,911
Robinson	6,532	4,409	10,942	-	-	-
Ross	6,691	4,582	11,273	9,402	4,582	13,984
Sansa	3,934	2,466	6,401	3,550	2,466	6,016
Sedgefield	6,390	4,014	10,403	8,727	2,007	10,734
Seneca	6,955	4,057	11,012	-	-	-
Sheezy	5,815	3,215	9,031	6,556	3,215	9,772
Sherwood	4,215	2,398	6,613	2,779	2,398	5,178
Spangler	13,352	5,872	19,224	-	-	-
Summerglen	5,577	3,330	8,908	4,383	3,330	7,713
Tansel	9,885	4,476	14,361	8,640	4,476	13,116
Thomas	9,690	3,015	12,705	5,032	3,015	8,046
Tomlinson	24,980	3,332	28,312	-	-	-
Tytus	4,893	3,579	8,472	5,071	3,579	8,650
Vanzant	7,861	4,862	12,723	14,915	4,052	18,967
Watson	3,271	2,419	5,691	2,435	2,419	4,855
Westhaven	5,619	3,508	9,127	9,444	3,508	12,952
Wheeler	3,877	2,864	6,742	3,783	2,864	6,648
Williamson	29,099	3,940	33,039	4,039	3,940	7,979
Woodland	3,138	2,927	6,065	3,357	2,927	6,284
Woodwind	9,557	3,504	13,062	9,271	3,504	12,775
Wynde	4,684	4,024	8,708	6,146	4,024	10,170
Wyndhurst	6,881	4,257	11,138	11,039	4,257	15,296
Zane	3,734	2,241	5,974	3,338	2,241	5,578
	$677,684	$379,050	$1,056,734	$600,592	$313,879	$914,471

Other Expenses (Income)

During the six months ended June 30, 2025 and 2024, some series incurred interest expenses, including mortgage interest and amortization of loan fees. The following table summarizes the total of such expenses incurred by each series:

OTHER EXPENSES
Series Name	June 30, 2025	June 30, 2024
Adams	$540	$-
Antares	-	-
Aramis	-	-
Arkoma	-	-
Arya	164	-
Aspen	-	-
Athos	-	-
Barclay	-	-
Bayne	2,260	-
Bean	-	-
Bennett	-	-
Benny	-	-
Bluebell	-	-
Bowling	-	-
Boxwood	3,080	-
Bradford	-	-
Brookwood	-	-
Bryant	-	-
Caden	206	-
Camellia	-	-
Caterpillar	-	-
Chilhowee	-	-
Claremore	-	-
Collinison	-	-
Cordero	-	-
Cristalino	630	-
Ellie	-	-
Emelina	-	-
Ethan	488	-
Frances	-	-
Glenncrest	-	6,314
Gordon	-	-
Haikey	-	-
Hamblen	-	-
Hancock	-	-
Hardman	-	-
Haven	182	-
Haverhill	-	-
Haybridge	-	-
Hedgecrest	-	-
Helmerich	-	-
Hermanos	245	-
Holmes	-	-
Johnson	-	191
Keystone	-	-
Langley	663	-
Laurel	-	7,746
Layla	-	-
Liberty	300	-
Lithonia	911	-
Lola	-	-
Lucas	-	-
Macomber	-	-
Mallard	-	-
Marcy	-	-
Meridian	-	-
Metallo	1,657	-
Misty	-	-
Montgomery	401	(6,998)
Northbrook	-	-
Northridge	-	-
Oakland	-	7,656
Palmore	-	-
Pebblestone	-	-
Perdita	-	-
Phoebe	-	6,011
Pongo	-	-
Portsmouth	-	-
Presidio	2,576	-
Rachel	-	-
Ratliff	-	-
Riverwood	-	-
Roanoke	-	-
Robinson	-	-
Ross	-	-
Sansa	-	-
Sedgefield	-	7,917
Seneca	-	-
Sheezy	-	-
Sherwood	-	-
Spangler	2,489	-
Summerglen	-	-
Tansel	-	-
Thomas	-	-
Tomlinson	4,156	-
Tytus	-	-
Vanzant	-	-
Watson	-	-
Westhaven	-	-
Wheeler	-	-
Williamson	(15,391)	-
Woodland	-	-
Woodwind	-	-
Wynde	185	-
Wyndhurst	-	-
Zane	-	-
	$5,742	$28,836

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2025 and 2024:

Cash & Cash Equivalents
Series Name	June 30, 2025	June 30, 2024
Adams	$17,485	$-
Antares	12,843	16,623
Aramis	8,663	12,427
Arkoma	22,286	26,145
Arya	4,524	11,256
Aspen	7,133	4,018
Athos	6,895	15,432
Barclay	23,559	28,936
Bayne	22,002	-
Bean	10,145	16,857
Bennett	7,979	10,194
Benny	5,584	8,409
Bluebell	20,269	27,013
Bowling	5,722	8,379
Boxwood	17,621	-
Bradford	22,529	28,340
Brookwood	6,645	9,487
Bryant	6,253	11,258
Caden	2,454	10,466
Camellia	6,634	11,257
Caterpillar	15,159	19,917
Chilhowee	11,197	23,015
Claremore	1,938	12,906
Collinison	15,151	23,438
Cordero	13,669	20,558
Cristalino	9,990	9,728
Ellie	3,741	12,958
Emelina	1,822	3,234
Ethan	3,999	3,849
Frances	15,668	20,960
Glenncrest	19,188	18,419
Gordon	13,990	19,530
Haikey	11,577	17,920
Hamblen	9,320	16,077
Hancock	5,940	7,963
Hardman	15,178	21,325
Haven	4,082	9
Haverhill	7,446	11,998
Haybridge	17,072	23,442
Hedgecrest	15,764	23,414
Helmerich	16,497	21,581
Hermanos	7,655	1,278
Holmes	6,909	14,736
Johnson	21,227	-
Keystone	12,406	18,897
Langley	14,109	-
Laurel	21,939	24,092
Layla	10,680	17,971
Liberty	5,048	11,891
Lithonia	8,548	9,279
Lola	15,236	22,569
Lucas	7,266	21,369
Macomber	8,750	15,211
Mallard	12,876	17,842
Marcy	8,616	13,554
Meridian	5,068	7,621
Metallo	14,755	-
Misty	24,349	-
Montgomery	6,446	12,440
Northbrook	13,717	17,710
Northridge	16,869	27,043
Oakland	15,870	3,348
Palmore	621	2,819
Pebblestone	10,139	17,509
Perdita	20,443	25,798
Phoebe	13,488	19,821
Pongo	23,159	27,673
Portsmouth	5,760	12,100
Presidio	11,816	-
Rachel	10,817	20,240
Ratliff	11,584	16,857
Riverwood	6,820	12,535
Roanoke	16,273	27,081
Robinson	27,059	-
Ross	18,665	26,242
Sansa	11,900	15,349
Sedgefield	30,074	-
Seneca	22,344	-
Sheezy	12,165	17,951
Sherwood	7,321	11,038
Spangler	17,837	-
Summerglen	7,743	10,554
Tansel	5,580	9,201
Thomas	4,986	13,481
Tomlinson	5,054	-
Tytus	16,294	23,066
Vanzant	12,798	17,827
Watson	13,357	16,109
Westhaven	4,451	13,708
Wheeler	14,353	17,896
Williamson	8,250	24,323
Woodland	4,572	5,938
Woodwind	2,277	5,690
Wynde	6,294	346
Wyndhurst	19,438	25,252
Zane	14,652	20,105
	$1,142,331	$1,302,096

Plan of Operations

We intend to hold and manage the series properties for five to seven years during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 3, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
ASSETS
Current assets:
Cash	$17,485	$12,843	$8,663	$22,286	$4,524	$7,133	$6,895	$23,559	$22,002
Prepaid expenses	-	104	101	82	-	234	101	102	-
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	3,984	4,426	5,646	2,181	2,720	3,851	4,400	1,885	5,238
Total current assets	21,469	17,373	14,409	24,549	7,244	11,217	11,396	25,546	27,240
Property and equipment, net	302,632	295,138	285,866	224,426	173,065	253,848	280,783	291,051	346,480
Total assets	$324,101	$312,510	$300,275	$248,975	$180,309	$265,065	$292,179	$316,597	$373,720

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,929	$2,828	$3,047	$2,654	$1,897	$2,549	$4,614	$2,461	$3,209
Due to (from) related parties	1,315	3,421	3,479	2,738	2,077	4,235	3,378	3,554	1,302
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	4,243	6,250	6,527	5,392	3,974	6,784	7,992	6,015	4,511
Tenant deposits	2,595	2,395	3,790	1,595	1,395	1,795	4,190	-	2,745
Operational notes, related party	-	-	-	-	6,000	-	-	-	-
Total liabilities	6,838	8,645	10,317	6,987	11,369	8,579	12,182	6,015	7,256

Members’ equity:
Members’ capital	330,509	314,798	306,212	237,796	190,950	271,762	299,417	303,691	379,736
Retained earnings (accumulated deficit)	(13,247)	(10,932)	(16,254)	4,192	(22,010)	(15,276)	(19,420)	6,892	(13,272)
Total members’ equity	317,263	303,866	289,958	241,988	168,940	256,486	279,997	310,583	366,464
Total liabilities and members’ equity	$324,101	$312,510	$300,275	$248,975	$180,309	$265,065	$292,179	$316,597	$373,720

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
ASSETS
Current assets:
Cash	$10,145	$7,979	$5,584	$20,269	$5,722	$17,621	$22,529	$6,645	$6,253
Prepaid expenses	-	196	952	101	769	-	102	257	95
Due from related party	-	-	-	-	-	2,646	-	-	-
Due from third party property manager	4,179	3,583	3,549	4,305	2,119	6,417	3,929	3,847	4,129
Total current assets	14,325	11,757	10,084	24,675	8,610	26,685	26,560	10,749	10,476
Property and equipment, net	282,009	200,792	241,707	284,796	196,996	319,930	289,244	265,908	269,218
Total assets	$296,334	$212,549	$251,792	$309,471	$205,606	$346,615	$315,804	$276,657	$279,694

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,024	$1,931	$3,342	$3,622	$2,026	$3,570	$2,470	$3,034	$4,409
Due to (from) related parties	3,411	3,161	3,752	3,485	3,212	-	3,522	4,097	3,972
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	6,435	5,092	7,094	7,107	5,237	3,570	5,992	7,131	8,381
Tenant deposits	2,145	1,695	1,795	2,345	-	4,390	2,145	1,795	2,095
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	8,580	6,787	8,889	9,452	5,237	7,960	8,137	8,926	10,476

Members’ equity:
Members’ capital	291,287	202,832	255,151	297,838	197,764	354,020	309,519	272,415	276,594
Retained earnings (accumulated deficit)	(3,533)	2,931	(12,248)	2,181	2,604	(15,366)	(1,852)	(4,685)	(7,376)
Total members’ equity	287,754	205,763	242,903	300,018	200,369	338,655	307,667	267,730	269,218
Total liabilities and members’ equity	$296,334	$212,549	$251,792	$309,471	$205,606	$346,615	$315,804	$276,657	$279,694

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
ASSETS
Current assets:
Cash	$2,454	$6,634	$15,159	$11,197	$1,938	$15,151	$13,669	$9,990	$3,741
Prepaid expenses	607	258	-	673	79	-	161	384	-
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	3,719	4,079	-	4,628	3,172	4,207	4,431	5,170	1,587
Total current assets	6,780	10,971	15,159	16,498	5,189	19,358	18,262	15,544	5,327
Property and equipment, net	236,607	248,899	285,919	305,234	223,563	295,759	259,810	290,830	276,385
Total assets	$243,387	$259,870	$301,078	$321,732	$228,752	$315,117	$278,072	$306,374	$281,712

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,950	$2,920	$4,217	$1,830	$2,657	$2,215	$2,832	$3,830	$3,339
Due to (from) related parties	3,793	3,757	3,422	4,891	3,336	3,042	3,644	4,554	10,332
Due to third party property manager	-	-	1,368	-	-	-	-	-	-
Total current liabilities	5,743	6,677	9,006	6,722	5,993	5,258	6,477	8,385	13,671
Tenant deposits	2,393	1,795	1,795	2,395	1,745	2,095	2,495	2,995	-
Operational notes, related party	5,500	-	-	-	-	-	-	16,800	-
Total liabilities	13,636	8,472	10,801	9,117	7,738	7,353	8,972	28,180	13,671

Members’ equity:
Members’ capital	254,519	252,712	318,935	312,686	240,109	310,694	273,754	320,502	301,697
Retained earnings (accumulated deficit)	(24,768)	(1,313)	(28,659)	(70)	(19,095)	(2,930)	(4,654)	(42,308)	(33,655)
Total members’ equity	229,751	251,399	290,276	312,616	221,014	307,764	269,100	278,194	268,041
Total liabilities and members’ equity	$243,387	$259,870	$301,078	$321,732	$228,752	$315,117	$278,072	$306,374	$281,712

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
ASSETS
Current assets:
Cash	$1,822	$3,999	$15,668	$19,188	$13,990	$11,577	$9,320	$5,940	$15,178
Prepaid expenses	261	138	-	-	176	-	635	93	-
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	1,595	2,822	4,149	3,620	3,562	3,295	2,045	2,897	4,724
Total current assets	3,678	6,959	19,818	22,807	17,729	14,872	12,000	8,930	19,902
Property and equipment, net	239,626	194,782	269,675	280,036	242,922	233,485	243,339	259,669	374,580
Total assets	$243,304	$201,741	$289,492	$302,843	$260,651	$248,357	$255,338	$268,599	$394,483

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,598	$2,318	$1,859	$2,160	$2,792	$3,161	$2,278	$2,922	$3,055
Due to (from) related parties	3,809	2,793	2,834	2,121	2,995	3,484	3,577	3,974	3,853
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	6,407	5,111	4,693	4,281	5,786	6,646	5,855	6,897	6,908
Tenant deposits	-	1,475	2,245	3,990	1,895	1,795	2,095	2,045	2,495
Operational notes, related party	-	13,000	-	-	-	-	-	-	-
Total liabilities	6,407	19,586	6,938	8,271	7,681	8,441	7,950	8,942	9,403

Members’ equity:
Members’ capital	246,886	201,830	276,307	298,148	257,678	240,492	249,004	267,654	383,904
Retained earnings (accumulated deficit)	(9,990)	(19,676)	6,247	(3,576)	(4,708)	(576)	(1,616)	(7,996)	1,175
Total members’ equity	236,897	182,155	282,554	294,572	252,970	239,916	247,388	259,658	385,080
Total liabilities and members’ equity	$243,304	$201,741	$289,492	$302,843	$260,651	$248,357	$255,338	$268,599	$394,483

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$4,082	$7,446	$17,072	$15,764	$16,497	$7,655	$6,909	$21,227	$12,406
Prepaid expenses	882	257	-	-	84	1,320	110	-	-
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	2,260	1,935	5,805	3,467	3,134	5,325	-	5,023	5,060
Total current assets	7,224	9,637	22,877	19,231	19,714	14,299	7,019	26,250	17,466
Property and equipment, net	175,457	222,495	345,979	351,647	239,483	300,414	166,927	321,313	336,279
Total assets	$182,681	$232,132	$368,856	$370,878	$259,197	$314,713	$173,946	$347,563	$353,745

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,661	$3,018	$2,581	$2,571	$2,759	$3,954	$1,783	$2,708	$2,871
Due to (from) related parties	2,875	3,403	3,565	3,524	3,558	4,671	2,528	2,218	3,510
Due to third party property manager	-	-	-	-	-	-	1,324	-	-
Total current liabilities	4,536	6,421	6,146	6,094	6,317	8,624	5,635	4,927	6,381
Tenant deposits	1,495	1,745	3,990	1,995	2,095	3,293	-	2,645	2,295
Operational notes, related party	5,700	-	-	-	-	7,700	-	-	-
Total liabilities	11,731	8,166	10,136	8,089	8,412	19,617	5,635	7,572	8,676

Members’ equity:
Members’ capital	183,315	234,216	372,108	371,094	249,455	315,790	173,140	344,323	344,409
Retained earnings (accumulated deficit)	(12,365)	(10,250)	(13,389)	(8,305)	1,330	(20,693)	(4,829)	(4,332)	659
Total members’ equity	170,950	223,966	358,719	362,789	250,785	295,096	168,312	339,991	345,069
Total liabilities and members’ equity	$182,681	$232,132	$368,856	$370,878	$259,197	$314,713	$173,946	$347,563	$353,745

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$14,109	$21,939	$10,680	$5,048	$8,548	$15,236	$7,266	$8,750	$12,876
Prepaid expenses	-	-	-	86	260	-	87	94	123
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	5,425	4,628	4,867	4,296	6,335	4,364	3,664	4,574	2,569
Total current assets	19,534	26,567	15,547	9,430	15,142	19,600	11,017	13,418	15,567
Property and equipment, net	329,953	326,144	313,189	253,661	276,380	291,473	246,245	265,120	197,941
Total assets	$349,486	$352,711	$328,737	$263,091	$291,522	$311,073	$257,262	$278,537	$213,508

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$1,208	$3,077	$2,356	$3,910	$3,435	$2,175	$4,217	$4,420	$2,043
Due to (from) related parties	3,550	2,594	3,582	2,946	4,137	3,347	2,999	3,231	2,420
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	4,758	5,671	5,938	6,857	7,572	5,522	7,216	7,651	4,463
Tenant deposits	2,995	2,295	2,695	2,395	3,990	2,345	2,395	2,445	2,195
Operational notes, related party	-	-	-	8,000	24,300	-	-	-	-
Total liabilities	7,753	7,966	8,633	17,252	35,862	7,867	9,611	10,096	6,658

Members’ equity:
Members’ capital	358,289	348,795	325,403	259,028	294,095	302,168	264,335	279,299	205,479
Retained earnings (accumulated deficit)	(16,556)	(4,049)	(5,299)	(13,188)	(38,435)	1,038	(16,684)	(10,857)	1,371
Total members’ equity	341,734	344,745	320,104	245,840	255,660	303,206	247,651	268,442	206,851
Total liabilities and members’ equity	$349,486	$352,711	$328,737	$263,091	$291,522	$311,073	$257,262	$278,537	$213,508

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$8,616	$5,068	$14,755	$24,349	$6,446	$13,717	$16,869	$15,870	$621
Prepaid expenses	-	181	-	-	129	-	-	-	2,101
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	3,396	3,568	-	7,760	3,980	3,901	2,150	4,586	1,461
Total current assets	12,012	8,817	14,755	32,109	10,555	17,618	19,019	20,456	4,182
Property and equipment, net	173,065	257,644	291,842	341,269	204,611	272,321	251,896	296,240	194,397
Total assets	$185,077	$266,461	$306,597	$373,378	$215,166	$289,940	$270,915	$316,696	$198,579

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,113	$2,295	$3,040	$3,262	$2,374	$3,375	$2,763	$2,073	$1,535
Due to (from) related parties	2,080	3,096	1,260	1,646	3,065	2,855	2,665	2,185	2,985
Due to third party property manager	-	-	1,617	-	-	-	-	-	-
Total current liabilities	4,193	5,391	5,918	4,908	5,439	6,231	5,428	4,258	4,521
Tenant deposits	2,690	1,850	-	5,190	2,468	1,895	2,543	2,445	1,645
Operational notes, related party	-	-	-	-	10,700	-	-	-	-
Total liabilities	6,883	7,241	5,918	10,098	18,606	8,126	7,970	6,703	6,166

Members’ equity:
Members’ capital	185,148	269,493	324,636	370,084	215,895	289,663	277,914	320,092	203,876
Retained earnings (accumulated deficit)	(6,954)	(10,274)	(23,956)	(6,803)	(19,335)	(7,850)	(14,970)	(10,100)	(11,463)
Total members’ equity	178,194	259,219	300,680	363,280	196,559	281,814	262,945	309,993	192,413
Total liabilities and members’ equity	$185,077	$266,461	$306,597	$373,378	$215,166	$289,940	$270,915	$316,696	$198,579

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
ASSETS
Current assets:
Cash	$10,139	$20,443	$13,488	$23,159	$5,760	$11,816	$10,817	$11,584	$6,820
Prepaid expenses	-	110	-	110	134	-	-	-	98
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	5,034	3,920	4,023	5,168	5,174	3,336	3,862	3,732	4,326
Total current assets	15,173	24,473	17,511	28,436	11,068	15,152	14,679	15,315	11,243
Property and equipment, net	326,257	315,427	268,210	315,427	207,909	238,037	279,340	308,330	279,970
Total assets	$341,430	$339,900	$285,721	$343,863	$218,977	$253,190	$294,019	$323,645	$291,214

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,889	$2,578	$2,187	$2,578	$2,355	$2,439	$1,360	$1,693	$3,467
Due to (from) related parties	3,377	3,817	2,121	3,825	3,345	6,068	2,923	3,527	3,434
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	6,266	6,394	4,308	6,402	5,700	8,506	4,283	5,220	6,901
Tenant deposits	2,795	1,995	2,145	3,143	2,693	1,745	1,995	2,345	1,995
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	9,061	8,389	6,453	9,545	8,393	10,251	6,278	7,565	8,896

Members’ equity:
Members’ capital	333,470	335,353	289,323	333,557	211,719	267,321	294,748	322,877	303,050
Retained earnings (accumulated deficit)	(1,102)	(3,842)	(10,055)	761	(1,134)	(24,383)	(7,007)	(6,797)	(20,732)
Total members’ equity	332,369	331,511	279,268	334,318	210,585	242,939	287,741	316,080	282,318
Total liabilities and members’ equity	$341,430	$339,900	$285,721	$343,863	$218,977	$253,190	$294,019	$323,645	$291,214

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
ASSETS
Current assets:
Cash	$16,273	$27,059	$18,665	$11,900	$30,074	$22,344	$12,165	$7,321	$17,837
Prepaid expenses	1,425	-	-	-	-	-	181	64	-
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	5,038	4,863	4,770	2,701	5,182	4,536	3,759	1,931	2,596
Total current assets	22,735	31,922	23,435	14,601	35,256	26,880	16,105	9,316	20,433
Property and equipment, net	319,177	318,365	322,274	173,065	286,437	291,461	219,547	165,872	384,216
Total assets	$341,912	$350,287	$345,710	$187,666	$321,693	$318,341	$235,652	$175,188	$404,649

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$3,039	$2,102	$2,244	$2,654	$2,928	$2,452	$1,767	$3,457
Due to (from) related parties	3,883	1,712	3,355	2,067	2,048	1,738	3,579	2,115	1,390
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	3,883	4,751	5,458	4,311	4,702	4,666	6,031	3,881	4,846
Tenant deposits	2,495	2,595	2,545	1,395	3,243	2,695	2,045	1,395	-
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	6,378	7,346	8,003	5,706	7,945	7,361	8,076	5,276	4,846

Members’ equity:
Members’ capital	332,555	347,939	333,921	182,833	324,963	316,878	220,316	179,890	424,786
Retained earnings (accumulated deficit)	2,979	(4,998)	3,786	(873)	(11,215)	(5,897)	7,260	(9,979)	(24,984)
Total members’ equity	335,535	342,942	337,707	181,960	313,748	310,980	227,576	169,911	399,803
Total liabilities and members’ equity	$341,912	$350,287	$345,710	$187,666	$321,693	$318,341	$235,652	$175,188	$404,649

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
ASSETS
Current assets:
Cash	$7,743	$5,580	$4,986	$5,054	$16,294	$12,798	$13,357	$4,451	$14,353
Prepaid expenses	149	110	203	-	89	-	110	158	129
Due from related party	-	-	-	-	-	-	-	-	-
Due from third party property manager	4,179	1,729	1,815	3,939	4,370	4,001	2,710	4,086	3,610
Total current assets	12,071	7,419	7,004	8,993	20,753	16,799	16,178	8,695	18,093
Property and equipment, net	229,797	309,567	208,028	241,168	247,555	342,390	166,927	242,072	197,635
Total assets	$241,868	$316,987	$215,032	$250,161	$268,307	$359,189	$183,105	$250,766	$215,727

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$2,752	$3,193	$2,232	$2,589	$3,189	$4,902	$1,783	$3,189	$2,026
Due to (from) related parties	3,575	3,778	3,575	865	3,059	3,540	2,569	3,762	3,033
Due to third party property manager	-	-	-	-	-	-	-	-	-
Total current liabilities	6,326	6,971	5,807	3,455	6,249	8,442	4,352	6,951	5,059
Tenant deposits	1,795	-	1,795	2,250	2,495	2,695	1,395	2,145	1,649
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	8,121	6,971	7,602	5,705	8,744	11,137	5,747	9,096	6,708

Members’ equity:
Members’ capital	235,765	336,079	210,273	275,872	256,998	357,090	173,953	253,341	200,633
Retained earnings (accumulated deficit)	(2,018)	(26,063)	(2,842)	(31,415)	2,566	(9,039)	3,406	(11,671)	8,386
Total members’ equity	233,747	310,016	207,430	244,456	259,564	348,052	177,358	241,670	209,019
Total liabilities and members’ equity	$241,868	$316,987	$215,032	$250,161	$268,307	$359,189	$183,105	$250,766	$215,727

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

							Total
	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$8,250	$4,572	$2,277	$6,294	$19,438	$14,652	$1,142,331
Prepaid expenses	1,410	84	234	86	-	60	17,320
Due from related party	-	-	-	-	-	-	2,646
Due from third party property manager	3,716	2,322	1,889	4,739	3,350	2,384	356,410
Total current assets	13,377	6,977	4,400	11,119	22,788	17,096	1,518,708
Property and equipment, net	273,179	156,612	241,789	241,252	299,406	155,356	25,380,445
Total assets	$286,556	$163,589	$246,189	$252,371	$322,194	$172,452	$26,899,153

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$-	$1,896	$2,368	$2,940	$1,964	$1,955	$255,288
Due to (from) related parties	3,228	1,949	6,988	3,573	3,108	1,898	307,645
Due to third party property manager	-	-	-	-	-	-	4,309
Total current liabilities	3,228	3,845	9,356	6,513	5,072	3,853	567,243
Tenant deposits	3,543	1,295	-	2,645	1,745	1,275	204,654
Operational notes, related party	-	-	-	5,800	-	-	103,500
Total liabilities	6,771	5,140	9,356	14,958	6,817	5,128	875,397

Members’ equity:
Members’ capital	281,412	165,075	254,523	251,199	324,911	165,800	26,879,764
Retained earnings (accumulated deficit)	(1,627)	(6,626)	(17,691)	(13,786)	(9,534)	1,524	(856,008)
Total members’ equity	279,785	158,449	236,833	237,413	315,377	167,325	26,023,756
Total liabilities and members’ equity	$286,556	$163,589	$246,189	$252,371	$322,194	$172,452	$26,899,153

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
ASSETS
Current assets:
Cash	$-	$12,203	$7,204	$23,313	$2,277	$3,249	$9,313	$24,025	$-
Prepaid expenses	-	499	551	438	277	633	1,623	465	-
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	548	4,379	5,453	2,770	2,766	3,778	3,173	1,925	-
Total current assets	548	17,082	13,209	26,522	5,320	7,660	14,110	26,415	-
Property and equipment, net	306,829	299,395	289,989	227,671	175,531	257,527	285,361	295,259	351,287
Total assets	$307,377	$316,476	$303,197	$254,193	$180,851	$265,187	$299,471	$321,674	$351,287

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	4,871	3,092	2,964	3,796	2,375	2,399	8,074	3,518	4,831
Tenant deposits	2,345	2,395	3,790	1,595	1,395	1,795	4,190	-	-
Bridge financing, related party	288,000	-	-	-	-	-	-	-	328,683
Due to (from) related parties	20,263	2,341	2,437	1,893	6,278	4,610	1,505	2,453	25,894
Total current liabilities	315,479	7,828	9,191	7,284	10,048	8,804	13,770	5,971	359,409
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	315,479	7,828	9,191	7,284	10,048	8,804	13,770	5,971	359,409

Members’ equity
Members’ capital	3,000	321,862	312,136	243,635	195,041	276,262	304,467	311,399	-
Retained earnings (accumulated deficit)	(11,102)	(13,214)	(18,129)	3,274	(24,237)	(19,879)	(18,766)	4,304	(8,122)
Total members’ equity	(8,102)	308,648	294,006	246,908	170,803	256,383	285,701	315,703	(8,122)
Total liabilities and members’ equity	$307,377	$316,476	$303,197	$254,193	$180,851	$265,187	$299,471	$321,674	$351,287

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
ASSETS
Current assets:
Cash	$11,429	$7,455	$3,024	$19,029	$5,720	$-	$22,583	$6,608	$8,432
Prepaid expenses	450	507	1,892	541	1,116	-	458	591	1,347
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	4,206	3,192	3,586	4,258	2,016	-	3,929	3,849	4,300
Total current assets	16,085	11,154	8,503	23,828	8,851	-	26,970	11,047	14,079
Property and equipment, net	286,038	203,702	245,210	288,903	199,858	324,350	293,425	269,761	273,609
Total assets	$302,123	$214,856	$253,713	$312,731	$208,709	$324,350	$320,395	$280,808	$287,689

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	5,100	3,050	2,432	2,938	2,808	5,161	3,288	2,668	8,257
Tenant deposits	2,145	1,695	1,795	2,345	-	-	2,145	1,795	2,095
Bridge financing, related party	-	-	-	-	-	308,000	-	-	-
Due to (from) related parties	2,425	1,666	2,796	2,449	2,159	16,646	2,285	4,262	2,300
Total current liabilities	9,670	6,410	7,023	7,732	4,967	329,807	7,718	8,725	12,652
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	9,670	6,410	7,023	7,732	4,967	329,807	7,718	8,725	12,652

Members’ equity
Members’ capital	298,518	208,908	259,416	305,649	203,219	-	316,782	278,625	282,322
Retained earnings (accumulated deficit)	(6,065)	(463)	(12,727)	(650)	524	(5,457)	(4,105)	(6,542)	(7,286)
Total members’ equity	292,453	208,445	246,690	304,999	203,742	(5,457)	312,677	272,083	275,037
Total liabilities and members’ equity	$302,123	$214,856	$253,713	$312,731	$208,709	$324,350	$320,395	$280,808	$287,689

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
ASSETS
Current assets:
Cash	$1,152	$5,838	$11,778	$12,661	$-	$24,688	$14,543	$6,894	$4,683
Prepaid expenses	1,013	667	1,772	1,185	790	414	501	944	482
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	1,370	4,258	3,624	2,355	2,097	558	4,390	5,553	2,092
Total current assets	3,535	10,764	17,174	16,200	2,887	25,660	19,434	13,391	7,257
Property and equipment, net	240,044	253,710	290,043	309,705	226,795	295,285	263,670	295,055	280,333
Total assets	$243,580	$264,474	$307,216	$325,905	$229,682	$320,945	$283,104	$308,446	$287,590

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	1,533	2,720	2,251	3,821	2,780	4,542	4,368	4,984	2,001
Tenant deposits	2,393	1,795	1,795	2,395	1,745	2,095	2,495	2,995	2,445
Bridge financing, related party	-	-	-	-	-	-	-	-	-
Due to (from) related parties	1,969	2,525	2,322	3,595	2,138	1,694	2,616	3,480	2,467
Total current liabilities	5,895	7,039	6,368	9,811	6,663	8,330	9,479	11,459	6,913
Operational notes, related party	5,500	-	-	-	-	-	-	16,800	-
Total liabilities	11,395	7,039	6,368	9,811	6,663	8,330	9,479	28,259	6,913

Members’ equity
Members’ capital	256,781	259,274	322,402	319,764	243,056	315,642	281,147	326,259	302,667
Retained earnings (accumulated deficit)	(24,596)	(1,840)	(21,554)	(3,670)	(20,037)	(3,027)	(7,522)	(46,071)	(21,990)
Total members’ equity	232,185	257,434	300,848	316,094	223,019	312,615	273,626	280,188	280,678
Total liabilities and members’ equity	$243,580	$264,474	$307,216	$325,905	$229,682	$320,945	$283,104	$308,446	$287,590

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
ASSETS
Current assets:
Cash	$3,176	$3,281	$19,302	$18,053	$14,335	$10,753	$13,581	$7,665	$18,728
Prepaid expenses	687	483	376	418	552	738	1,038	570	406
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	3,878	2,378	4,154	5,781	3,815	3,511	4,184	4,837	5,009
Total current assets	7,741	6,142	23,833	24,252	18,702	15,002	18,803	13,071	24,143
Property and equipment, net	243,748	198,929	273,512	284,027	246,434	236,852	246,865	263,896	379,906
Total assets	$251,488	$205,071	$297,345	$308,279	$265,137	$251,854	$265,668	$276,967	$404,049

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,506	2,463	4,901	3,437	2,949	2,647	5,338	3,565	6,713
Tenant deposits	2,195	1,475	2,245	3,990	1,895	1,795	2,095	2,045	2,495
Bridge financing, related party	-	-	-	-	-	-	-	-	-
Due to (from) related parties	4,744	2,320	1,851	100	2,076	2,129	2,581	6,373	2,584
Total current liabilities	9,445	6,259	8,997	7,527	6,920	6,572	10,014	11,982	11,792
Operational notes, related party	-	13,000	-	-	-	-	-	-	-
Total liabilities	9,445	19,259	8,997	7,527	6,920	6,572	10,014	11,982	11,792

Members’ equity
Members’ capital	249,907	204,516	286,202	305,441	264,497	246,803	255,098	275,072	393,337
Retained earnings (accumulated deficit)	(7,864)	(18,704)	2,146	(4,690)	(6,280)	(1,521)	556	(10,087)	(1,080)
Total members’ equity	242,043	185,812	288,348	300,751	258,217	245,282	255,655	264,985	392,257
Total liabilities and members’ equity	$251,488	$205,071	$297,345	$308,279	$265,137	$251,854	$265,668	$276,967	$404,049

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
ASSETS
Current assets:
Cash	$2,123	$6,658	$18,262	$16,561	$15,946	$6,549	$12,837	$23,239	$16,296
Prepaid expenses	1,197	642	394	394	791	1,784	385	-	539
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	2,910	1,885	3,814	3,920	3,503	4,808	2,743	4,864	2,913
Total current assets	6,230	9,185	22,471	20,875	20,240	13,141	15,965	28,103	19,748
Property and equipment, net	178,006	225,720	350,910	350,910	242,946	306,328	169,346	325,823	341,063
Total assets	$184,236	$234,905	$373,380	$371,785	$263,186	$319,468	$185,311	$353,926	$360,811

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,388	1,518	1,280	2,928	3,168	4,584	3,102	5,609	6,396
Tenant deposits	1,495	1,745	-	1,995	2,095	3,293	1,395	2,645	2,295
Bridge financing, related party	-	-	-	-	-	-	-	-	-
Due to (from) related parties	7,690	2,501	2,559	2,339	2,138	11,685	1,846	971	2,308
Total current liabilities	11,573	5,764	3,840	7,262	7,402	19,561	6,343	9,224	10,999
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	11,573	5,764	3,840	7,262	7,402	19,561	6,343	9,224	10,999

Members’ equity
Members’ capital	187,557	240,619	377,092	378,190	255,965	321,198	176,217	352,751	353,031
Retained earnings (accumulated deficit)	(14,893)	(11,477)	(7,552)	(13,668)	(181)	(21,291)	2,751	(8,050)	(3,219)
Total members’ equity	172,663	229,141	369,541	364,523	255,784	299,907	178,968	344,701	349,812
Total liabilities and members’ equity	$184,236	$234,905	$373,380	$371,785	$263,186	$319,468	$185,311	$353,926	$360,811

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
ASSETS
Current assets:
Cash	$-	$24,838	$14,604	$4,897	$6,926	$20,051	$15,168	$10,353	$11,162
Prepaid expenses	-	482	506	1,186	674	415	1,379	1,464	477
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	869	4,708	4,856	4,319	6,186	4,388	1,662	4,507	3,921
Total current assets	869	30,028	19,966	10,402	13,786	24,854	18,209	16,324	15,560
Property and equipment, net	334,512	330,775	317,642	259,206	281,343	295,617	250,315	269,405	200,803
Total assets	$335,380	$360,803	$337,608	$269,608	$295,129	$320,471	$268,524	$285,729	$216,363

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	5,524	5,854	5,282	6,111	2,379	4,945	7,547	8,153	3,100
Tenant deposits	2,995	2,295	2,695	2,395	3,990	2,345	-	2,445	2,195
Bridge financing, related party	318,000	-	-	-	-	-	-	-	-
Due to (from) related parties	18,665	1,427	2,485	1,913	3,000	2,307	2,100	1,519	1,544
Total current liabilities	345,185	9,576	10,462	10,420	9,369	9,598	9,647	12,118	6,839
Operational notes, related party	-	-	-	8,000	24,300	-	-	-	-
Total liabilities	345,185	9,576	10,462	18,420	33,669	9,598	9,647	12,118	6,839

Members’ equity
Members’ capital	3,644	358,598	334,437	263,232	298,733	311,569	266,178	285,515	210,878
Retained earnings (accumulated deficit)	(13,448)	(7,371)	(7,291)	(12,043)	(37,273)	(696)	(7,301)	(11,903)	(1,354)
Total members’ equity	(9,804)	351,227	327,146	251,189	261,460	310,873	258,877	273,612	209,524
Total liabilities and members’ equity	$335,380	$360,803	$337,608	$269,608	$295,129	$320,471	$268,524	$285,729	$216,363

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
ASSETS
Current assets:
Cash	$10,940	$4,306	$-	$25,490	$4,362	$16,387	$19,278	$18,656	$4,155
Prepaid expenses	277	674	-	-	489	376	390	439	1,520
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	4,156	3,602	-	5,493	3,557	4,005	2,002	4,273	1,545
Total current assets	15,373	8,581	-	30,983	8,408	20,768	21,671	23,367	7,220
Property and equipment, net	175,531	262,135	295,182	345,992	208,784	276,193	255,431	300,462	197,852
Total assets	$190,904	$270,716	$295,182	$376,975	$217,192	$296,961	$277,101	$323,829	$205,072

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,166	3,127	7,777	1,884	2,263	6,945	2,928	4,847	2,654
Tenant deposits	2,690	1,850	-	5,190	2,468	1,895	2,543	2,445	1,645
Bridge financing, related party	-	-	284,000	-	-	-	-	-	-
Due to (from) related parties	1,335	2,146	9,429	1,539	2,264	1,855	1,479	1,136	3,743
Total current liabilities	7,192	7,123	301,205	8,612	6,995	10,695	6,950	8,428	8,042
Operational notes, related party	-	-	-	-	10,700	-	-	-	-
Total liabilities	7,192	7,123	301,205	8,612	17,695	10,695	6,950	8,428	8,042

Members’ equity
Members’ capital	191,853	274,857	1,657	378,527	219,798	295,899	283,217	329,278	205,736
Retained earnings (accumulated deficit)	(8,141)	(11,264)	(7,680)	(10,164)	(20,300)	(9,633)	(13,066)	(13,877)	(8,706)
Total members’ equity	183,713	263,593	(6,023)	368,363	199,498	286,266	270,152	315,401	197,030
Total liabilities and members’ equity	$190,904	$270,716	$295,182	$376,975	$217,192	$296,961	$277,101	$323,829	$205,072

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
ASSETS
Current assets:
Cash	$14,763	$20,002	$17,909	$22,874	$8,984	$-	$17,393	$14,030	$7,240
Prepaid expenses	539	516	414	516	454	-	414	415	552
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	4,926	3,920	4,008	5,168	4,386	-	4,663	4,329	4,253
Total current assets	20,228	24,438	22,331	28,557	13,824	-	22,469	18,774	12,046
Property and equipment, net	330,898	319,987	272,028	319,987	205,252	241,325	283,311	312,724	284,990
Total assets	$351,127	$344,425	$294,359	$348,545	$219,076	$241,325	$305,781	$331,498	$297,036

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	6,424	3,322	5,516	3,438	3,688	6,735	4,777	4,750	2,887
Tenant deposits	2,795	1,995	2,145	3,143	2,693	-	3,093	2,345	1,995
Bridge financing, related party	-	-	-	-	-	229,000	-	-	-
Due to (from) related parties	2,246	2,467	1,119	2,485	2,384	21,709	1,899	2,433	2,243
Total current liabilities	11,465	7,784	8,780	9,065	8,764	257,445	9,769	9,529	7,125
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	11,465	7,784	8,780	9,065	8,764	257,445	9,769	9,529	7,125

Members’ equity
Members’ capital	342,191	342,491	297,169	341,277	215,255	-	302,229	331,424	309,475
Retained earnings (accumulated deficit)	(2,529)	(5,849)	(11,590)	(1,798)	(4,943)	(16,120)	(6,217)	(9,455)	(19,564)
Total members’ equity	339,662	336,641	285,579	339,479	210,312	(16,120)	296,012	321,970	289,911
Total liabilities and members’ equity	$351,127	$344,425	$294,359	$348,545	$219,076	$241,325	$305,781	$331,498	$297,036

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
ASSETS
Current assets:
Cash	$22,621	$24,787	$23,357	$13,296	$23,488	$23,414	$14,858	$8,977	$-
Prepaid expenses	636	-	527	277	418	-	531	340	-
Due from related parties	-	3,128	-	-	6,955	2	-	-	-
Due from (to) third party property manager	1,788	4,012	4,828	2,764	3,123	3,692	3,690	2,742	-
Total current assets	25,046	31,928	28,711	16,337	33,983	27,107	19,079	12,059	-
Property and equipment, net	323,781	322,775	326,857	175,531	290,451	295,518	222,762	168,270	390,088
Total assets	$348,826	$354,702	$355,568	$191,868	$324,434	$322,626	$241,841	$180,328	$390,088

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,343	4,094	5,694	2,901	3,242	3,770	5,515	3,034	15,631
Tenant deposits	2,495	2,345	2,545	1,395	3,243	2,695	2,045	1,395	-
Bridge financing, related party	-	-	-	-	-	-	-	-	362,000
Due to (from) related parties	2,569	-	2,230	1,343	-	-	2,583	1,396	22,769
Total current liabilities	8,407	6,439	10,469	5,639	6,485	6,465	10,143	5,824	400,400
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	8,407	6,439	10,469	5,639	6,485	6,465	10,143	5,824	400,400

Members’ equity
Members’ capital	341,678	356,490	344,040	189,071	332,900	324,515	226,607	186,239	-
Retained earnings (accumulated deficit)	(1,259)	(8,226)	1,059	(2,842)	(14,952)	(8,355)	5,091	(11,736)	(10,312)
Total members’ equity	340,419	348,264	345,099	186,229	317,949	316,161	231,698	174,504	(10,312)
Total liabilities and members’ equity	$348,826	$354,702	$355,568	$191,868	$324,434	$322,626	$241,841	$180,328	$390,088

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
ASSETS
Current assets:
Cash	$6,370	$6,633	$9,480	$-	$19,226	$15,649	$14,142	$6,388	$14,689
Prepaid expenses	820	1,080	489	-	437	357	385	502	476
Due from related parties	-	-	-	-	-	-	-	-	-
Due from (to) third party property manager	3,211	4,676	3,789	-	4,281	4,847	2,739	565	3,232
Total current assets	10,402	12,389	13,757	-	23,945	20,853	17,266	7,455	18,397
Property and equipment, net	233,128	314,043	211,043	244,500	251,134	347,252	169,346	245,580	200,499
Total assets	$243,529	$326,432	$224,800	$244,500	$275,078	$368,104	$186,612	$253,035	$218,895

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	2,837	2,941	2,785	4,523	6,810	5,775	3,083	5,070	2,970
Tenant deposits	1,795	2,395	1,795	-	2,495	2,695	1,395	2,145	1,649
Bridge financing, related party	-	-	-	232,000	-	-	-	-	-
Due to (from) related parties	2,223	4,607	3,000	12,804	2,010	2,349	1,846	2,601	2,047
Total current liabilities	6,855	9,943	7,580	249,328	11,315	10,819	6,324	9,816	6,666
Operational notes, related party	-	-	-	-	-	-	-	-	-
Total liabilities	6,855	9,943	7,580	249,328	11,315	10,819	6,324	9,816	6,666

Members’ equity
Members’ capital	240,554	339,118	214,538	-	264,995	367,071	179,562	257,282	207,393
Retained earnings (accumulated deficit)	(3,880)	(22,629)	2,682	(4,828)	(1,232)	(9,786)	726	(14,063)	4,837
Total members’ equity	236,674	316,489	217,221	(4,828)	263,763	357,285	180,288	243,218	212,230
Total liabilities and members’ equity	$243,529	$326,432	$224,800	$244,500	$275,078	$368,104	$186,612	$253,035	$218,895

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

AS OF DECEMBER 31, 2024

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
ASSETS
Current assets:
Cash	$20,047	$4,751	$4,408	$4,051	$22,986	$15,987	$1,129,818
Prepaid expenses	542	382	535	570	461	362	55,245
Due from related parties	-	-	-	-	-	-	10,085
Due from (to) third party property manager	5,790	2,163	3,172	4,838	344	2,462	321,782
Total current assets	26,379	7,296	8,115	9,459	23,792	18,811	1,516,931
Property and equipment, net	277,119	159,538	245,293	245,276	303,663	157,597	25,742,294
Total assets	$303,498	$166,834	$253,408	$254,735	$327,455	$176,408	$27,259,224

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	3,131	2,651	1,518	2,622	1,750	2,742	$390,569
Tenant deposits	3,543	1,295	1,695	2,645	-	1,275	196,117
Bridge financing, related party	-	-	-	-	-	-	2,349,683
Due to (from) related parties	2,228	1,751	4,436	8,331	1,868	1,205	371,332
Total current liabilities	8,901	5,696	7,649	13,598	3,618	5,222	3,307,700
Operational notes, related party	-	-	-	-	-	-	78,300
Total liabilities	8,901	5,696	7,649	13,598	3,618	5,222	3,386,000

Members’ equity
Members’ capital	289,712	169,469	254,853	257,851	328,032	171,337	24,710,152
Retained earnings (accumulated deficit)	4,885	(8,331)	(9,095)	(16,713)	(4,194)	(151)	(836,928)
Total members’ equity	294,597	161,138	245,758	241,137	323,837	171,186	23,873,224
Total liabilities and members’ equity	$303,498	$166,834	$253,408	$254,735	$327,455	$176,408	$27,259,224

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne

Rental income	$12,820	$11,670	$12,270	$9,022	$8,370	$13,640	$12,570	$12,030	$12,600

Operating expenses:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
Insurance	654	593	675	534	669	598	2,283	544	776
Management fees, related party	1,518	1,444	1,462	1,013	790	1,650	1,456	1,453	1,457
Management fees	489	420	479	451	420	661	466	431	425
Repairs and maintenance	695	-	670	120	-	880	390	-	50
Property taxes	1,662	1,592	1,784	1,199	605	1,311	2,814	1,241	1,912
Other operating expenses	5,210	1,083	1,202	1,541	1,028	258	1,238	1,565	6,063
Total operating expenses	14,425	9,388	10,394	8,103	5,979	9,037	13,225	9,442	15,490

Loss from operations	(1,605)	2,282	1,876	919	2,391	4,603	(655)	2,588	(2,890)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	540	-	-	-	164	-	-	-	2,260
Total other expenses	540	-	-	-	164	-	-	-	2,260

Net income (loss)	$(2,145)	$2,282	$1,876	$919	$2,228	$4,603	$(655)	$2,588	$(5,150)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant

Rental income	$12,870	$10,170	$10,770	$12,720	$9,360	$9,278	$11,520	$11,220	$12,570

Operating expenses:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
Insurance	674	466	1,410	661	520	630	534	501	1,879
Management fees, related party	1,488	872	1,207	1,498	849	1,230	1,417	1,103	1,425
Management fees	420	610	491	420	555	452	420	673	447
Repairs and maintenance	-	-	710	-	427	672	-	297	200
Property taxes	1,488	737	1,834	2,363	814	1,783	1,253	1,829	2,744
Other operating expenses	2,240	1,181	1,137	840	1,251	6,919	1,462	1,106	1,573
Total operating expenses	10,338	6,776	10,291	9,889	7,279	16,106	9,267	9,363	12,660

Loss from operations	2,532	3,394	479	2,831	2,081	(6,828)	2,253	1,857	(90)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	3,080	-	-	-
Total other expenses	-	-	-	-	-	3,080	-	-	-

Net income (loss)	$2,532	$3,394	$479	$2,831	$2,081	$(9,908)	$2,253	$1,857	$(90)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie

Rental income	$9,570	$11,034	$8,975	$14,370	$9,120	$12,570	$12,270	$15,270	$7,758

Operating expenses:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
Insurance	609	613	2,854	767	1,066	867	510	840	723
Management fees, related party	1,166	1,031	1,115	1,701	1,013	1,489	1,327	1,732	1,201
Management fees	585	658	646	424	420	980	472	439	866
Repairs and maintenance	1,732	-	3,175	-	-	457	515	190	6,006
Property taxes	674	1,677	2,292	536	1,263	947	1,624	2,407	1,577
Other operating expenses	1,333	1,717	1,874	2,871	1,184	3,067	1,094	1,044	5,102
Total operating expenses	9,536	10,507	16,080	10,770	8,178	12,472	9,402	10,877	19,423

Loss from operations	34	527	(7,105)	3,600	942	98	2,868	4,393	(11,666)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	206	-	-	-	-	-	-	630	-
Total other expenses	206	-	-	-	-	-	-	630	-

Net income (loss)	$(172)	$527	$(7,105)	$3,600	$942	$98	$2,868	$3,763	$(11,666)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman

Rental income	$8,227	$8,850	$12,180	$9,975	$11,370	$10,710	$9,381	$12,940	$14,970

Operating expenses:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
Insurance	639	517	564	892	564	1,107	604	716	784
Management fees, related party	1,052	867	1,388	1,318	1,255	1,171	1,169	1,425	1,940
Management fees	662	555	451	433	457	465	656	498	433
Repairs and maintenance	1,027	1,197	-	553	370	449	1,356	780	125
Property taxes	1,347	1,026	299	913	1,565	1,754	1,038	1,645	1,814
Other operating expenses	1,504	1,026	1,539	762	2,075	1,452	3,204	1,559	2,294
Total operating expenses	10,352	9,334	8,079	8,861	9,798	9,765	11,553	10,849	12,715

Loss from operations	(2,125)	(484)	4,101	1,114	1,572	945	(2,172)	2,091	2,255

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	488	-	-	-	-	-	-	-
Total other expenses	-	488	-	-	-	-	-	-	-

Net income (loss)	$(2,125)	$(972)	$4,101	$1,114	$1,572	$945	$(2,172)	$2,091	$2,255

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone

Rental income	$8,970	$10,081	$6,532	$11,449	$10,052	$13,170	$6,405	$14,520	$15,253

Operating expenses:
Depreciation	2,549	3,225	4,931	5,336	3,462	5,914	2,419	4,510	4,784
Insurance	473	578	829	829	1,061	695	411	647	808
Management fees, related party	853	879	1,349	1,576	1,147	1,553	765	1,720	1,841
Management fees	470	735	380	497	420	472	914	463	420
Repairs and maintenance	500	-	1,005	(5,304)	-	409	6,154	425	-
Property taxes	429	1,787	1,345	1,335	1,367	2,340	593	1,062	1,139
Other operating expenses	986	1,648	2,529	1,818	1,084	945	2,726	1,975	2,382
Total operating expenses	6,260	8,853	12,369	6,086	8,541	12,327	13,985	10,801	11,375

Loss from operations	2,710	1,227	(5,837)	5,363	1,511	843	(7,580)	3,719	3,878

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	182	-	-	-	-	245	-	-	-
Total other expenses	182	-	-	-	-	245	-	-	-

Net income (loss)	$2,529	$1,227	$(5,837)	$5,363	$1,511	$597	$(7,580)	$3,719	$3,878

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard

Rental income	$15,270	$13,770	$13,370	$11,670	$11,970	$12,720	$6,354	$13,320	$8,725

Operating expenses:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,144	4,070	4,286	2,862
Insurance	923	723	1,114	1,650	621	870	1,938	2,055	532
Management fees, related party	1,797	1,687	1,621	1,264	1,128	1,501	1,022	1,471	972
Management fees	784	420	430	433	718	474	603	448	444
Repairs and maintenance	3,639	-	100	125	144	542	2,342	284	(28)
Property taxes	1,982	1,496	1,064	2,272	2,779	930	2,532	2,696	827
Other operating expenses	4,032	1,491	2,596	1,227	1,866	2,526	3,230	1,034	390
Total operating expenses	17,715	10,448	11,377	12,515	12,221	10,987	15,737	12,274	6,000

Loss from operations	(2,445)	3,322	1,993	(845)	(251)	1,734	(9,383)	1,046	2,725

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	663	-	-	300	911	-	-	-	-
Total other expenses	663	-	-	300	911	-	-	-	-

Net income (loss)	$(3,108)	$3,322	$1,993	$(1,145)	$(1,162)	$1,734	$(9,383)	$1,046	$2,725

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore

Rental income	$8,155	$11,055	$1,888	$15,570	$9,870	$11,370	$6,780	$13,320	$8,022

Operating expenses:
Depreciation	2,466	4,492	3,340	4,723	4,173	3,872	3,535	4,222	3,455
Insurance	669	739	538	978	540	564	585	1,009	594
Management fees, related party	772	1,259	959	1,850	985	1,336	1,212	1,567	824
Management fees	470	519	494	486	480	420	420	420	835
Repairs and maintenance	505	991	3,493	120	425	-	-	-	3,318
Property taxes	858	1,010	1,635	1,898	1,089	1,810	1,205	815	497
Other operating expenses	1,226	1,056	6,049	2,156	813	1,584	1,726	1,510	1,256
Total operating expenses	6,968	10,065	16,508	12,210	8,504	9,586	8,684	9,543	10,779

Loss from operations	1,187	990	(14,620)	3,360	1,366	1,784	(1,904)	3,777	(2,757)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	1,657	-	401	-	-	-	-
Total other expenses	-	-	1,657	-	401	-	-	-	-

Net income (loss)	$1,187	$990	$(16,277)	$3,360	$965	$1,784	$(1,904)	$3,777	$(2,757)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood

Rental income	$13,770	$11,970	$11,790	$12,570	$12,978	$7,352	$9,985	$12,720	$10,573

Operating expenses:
Depreciation	4,642	4,560	3,818	4,560	3,331	3,288	3,972	4,394	5,020
Insurance	808	610	621	610	479	582	835	920	682
Management fees, related party	1,691	1,535	1,352	1,583	1,257	883	1,253	1,555	1,450
Management fees	565	420	454	420	1,126	382	425	477	651
Repairs and maintenance	1,145	-	335	-	610	370	50	-	-
Property taxes	1,174	1,336	932	1,336	1,157	1,273	968	447	2,201
Other operating expenses	2,318	1,502	2,745	1,502	1,208	6,261	3,273	2,269	1,737
Total operating expenses	12,342	9,963	10,255	10,011	9,169	13,039	10,775	10,062	11,741

Loss from operations	1,428	2,007	1,535	2,559	3,809	(5,687)	(790)	2,658	(1,168)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	2,576	-	-	-
Total other expenses	-	-	-	-	-	2,576	-	-	-

Net income (loss)	$1,428	$2,007	$1,535	$2,559	$3,809	$(8,263)	$(790)	$2,658	$(1,168)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler

Rental income	$14,970	$14,170	$14,000	$8,370	$14,140	$13,470	$11,200	$8,370	$7,041

Operating expenses:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
Insurance	788	669	1,103	669	788	802	526	414	951
Management fees, related party	1,783	1,680	1,699	779	1,609	1,542	1,175	775	1,308
Management fees	429	420	428	431	515	420	477	516	467
Repairs and maintenance	90	-	75	-	150	-	658	963	1,770
Property taxes	2,199	1,777	1,249	990	1,407	1,622	1,238	576	2,101
Other operating expenses	840	1,986	2,137	1,066	1,920	2,569	1,742	971	6,755
Total operating expenses	10,732	10,942	11,273	6,401	10,403	11,012	9,031	6,613	19,224

Loss from operations	4,238	3,228	2,727	1,969	3,737	2,458	2,169	1,757	(12,183)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	2,489
Total other expenses	-	-	-	-	-	-	-	-	2,489

Net income (loss)	$4,238	$3,228	$2,727	$1,969	$3,737	$2,458	$2,169	$1,757	$(14,672)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler

Rental income	$10,770	$10,927	$7,180	$5,880	$12,270	$13,470	$8,370	$11,520	$10,291

Operating expenses:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
Insurance	1,007	1,454	428	610	523	535	411	517	520
Management fees, related party	1,237	1,574	802	712	1,342	1,723	779	1,267	1,027
Management fees	503	442	431	1,790	420	570	420	450	420
Repairs and maintenance	550	1,615	4,985	15,096	-	1,503	-	300	-
Property taxes	1,377	1,670	1,051	1,347	1,839	2,546	593	1,745	814
Other operating expenses	903	3,130	1,994	5,424	770	984	1,068	1,340	1,096
Total operating expenses	8,908	14,361	12,705	28,312	8,472	12,723	5,691	9,127	6,742

Loss from operations	1,862	(3,434)	(5,525)	(22,432)	3,798	747	2,679	2,393	3,550

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	4,156	-	-	-	-	-
Total other expenses	-	-	-	4,156	-	-	-	-	-

Net income (loss)	$1,862	$(3,434)	$(5,525)	$(26,588)	$3,798	$747	$2,679	$2,393	$3,550

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Rental income	$11,135	$7,770	$4,466	$11,820	$5,798	$7,650	$1,043,396

Operating expenses:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,241	379,050
Insurance	552	447	451	725	692	453	74,992
Management fees, related party	1,382	682	1,122	1,276	1,143	681	123,252
Management fees	2,530	455	180	420	370	467	51,784
Repairs and maintenance	20,996	347	5,222	-	1,031	469	100,560
Property taxes	2,509	708	1,180	1,623	463	766	136,369
Other operating expenses	1,129	499	1,403	640	3,182	898	190,726
Total operating expenses	33,039	6,065	13,062	8,708	11,138	5,974	1,056,734

Loss from operations	(21,904)	1,705	(8,596)	3,112	(5,339)	1,676	(13,338)

Other expenses (income):
Other income	(15,391)	-	-	-	-	-	(15,391)
Interest expense	-	-	-	185	-	-	21,133
Total other expenses	(15,391)	-	-	185	-	-	5,742
							-
Net income (loss)	$(6,512)	$1,705	$(8,596)	$2,927	$(5,339)	$1,676	$(19,080)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett

Rental income	$11,670	$12,270	$9,570	$8,370	$7,006	$12,570	$11,970	$12,870	$10,170

Operating expenses:
Depreciation	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,029	2,910
Insurance	739	947	685	446	820	3,503	634	1,204	617
Management fees	420	469	494	442	420	427	482	482	712
Management fees, related party	1,599	1,563	1,118	858	943	1,594	1,550	1,572	804
Repairs & maintenance	165	150	556	1,376	3,327	75	621	2,452	943
Property taxes	1,704	1,650	(276)	670	1,470	1,596	1,686	6	1,164
Other operating expenses	897	2,372	1,358	1,282	4,047	1,210	1,822	2,337	1,056
Total operating expenses	9,781	11,273	7,179	7,539	14,707	12,983	11,003	12,082	8,207

Income (loss) from operations	1,889	997	2,391	831	(7,701)	(413)	967	788	1,963

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$1,889	$997	$2,391	$831	$(7,701)	$(413)	$967	$788	$1,963

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar

Rental income	$10,770	$12,720	$9,175	$11,520	$11,220	$12,570	$10,170	$10,770	$10,770

Operating expenses:
Depreciation	3,503	4,108	2,862	4,180	3,854	4,392	3,437	4,811	4,124
Insurance	2,187	852	652	615	576	2,605	778	775	1,669
Management fees	439	420	628	420	785	440	995	862	754
Management fees, related party	1,188	1,648	624	1,569	1,029	1,404	957	765	1,230
Repairs & maintenance	-	-	-	-	505	-	5,320	1,833	-
Property taxes	1,404	1,650	1,146	1,680	1,542	1,542	1,374	1,404	1,650
Other operating expenses	1,503	951	958	1,002	981	1,180	920	806	1,522
Total operating expenses	10,224	9,628	6,871	9,467	9,271	11,562	13,782	11,255	10,949

Income (loss) from operations	546	3,092	2,304	2,053	1,949	1,008	(3,612)	(485)	(179)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$546	$3,092	$2,304	$2,053	$1,949	$1,008	$(3,612)	$(485)	$(179)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances

Rental income	$15,517	$8,628	$12,720	$12,439	$10,944	$8,362	$10,470	$8,850	$11,043

Operating expenses:
Depreciation	4,471	3,232	4,152	3,860	4,225	3,948	4,121	3,277	3,198
Insurance	1,113	1,471	634	641	1,310	1,283	847	675	522
Management fees	440	443	453	459	371	380	485	463	453
Management fees, related party	1,765	1,060	1,455	1,362	1,460	1,602	1,138	830	838
Repairs & maintenance	-	-	412	150	7,492	99	425	3,819	-
Property taxes	(532)	(436)	1,357	1,404	1,704	740	1,374	1,062	1,530
Other operating expenses	2,248	4,667	2,089	1,152	3,568	4,212	1,022	871	5,054
Total operating expenses	9,505	10,437	10,551	9,028	20,130	12,264	9,412	10,998	11,594

Income (loss) from operations	6,012	(1,808)	2,169	3,411	(9,187)	(3,902)	1,058	(2,148)	(551)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$6,012	$(1,808)	$2,169	$3,411	$(9,187)	$(3,902)	$1,058	$(2,148)	$(551)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge

Rental income	$11,771	$11,370	$10,770	$12,570	$12,270	$15,163	$6,696	$17,845	$8,380

Operating expenses:
Depreciation	3,991	3,512	3,368	3,527	4,227	5,326	2,549	3,225	4,931
Insurance	648	766	1,887	383	1,093	610	143	838	543
Management fees	427	505	452	450	474	458	280	1,112	350
Management fees, related party	218	1,297	1,132	1,313	1,318	1,937	811	1,019	1,470
Repairs & maintenance	-	252	-	-	540	573	776	605	-
Property taxes	1,317	1,404	(219)	526	1,488	2,054	1,020	1,290	1,378
Other operating expenses	5,004	1,548	1,788	1,389	737	1,770	516	629	2,486
Total operating expenses	11,606	9,284	8,408	7,588	9,876	12,727	6,094	8,718	11,158

Income (loss) from operations	164	2,086	2,362	4,982	2,394	2,436	602	9,128	(2,778)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	6,314	-	-	-	-	-	-	-	-
Total other expenses	6,314	-	-	-	-	-	-	-	-

Net income (loss)	$(6,149)	$2,086	$2,362	$4,982	$2,394	$2,436	$602	$9,128	$(2,778)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty

Rental income	$6,584	$10,770	$9,283	$8,370	$-	$11,552	$10,940	$11,375	$11,782

Operating expenses:
Depreciation	4,931	3,462	5,914	2,419	-	3,987	3,087	4,453	4,170
Insurance	543	1,382	972	520	-	685	973	802	2,265
Management fees	318	445	265	461	-	450	350	779	444
Management fees, related party	1,349	1,171	1,401	738	-	1,566	693	1,529	1,374
Repairs & maintenance	1,079	-	2,498	626	2,723	-	2,448	3,293	3,768
Property taxes	1,378	(451)	1,704	(472)	-	1,900	1,522	1,485	1,374
Other operating expenses	2,457	1,779	1,253	801	708	3,308	6,198	3,325	1,816
Total operating expenses	12,054	7,789	14,006	5,093	3,430	11,897	15,270	15,666	15,211

Income (loss) from operations	(5,470)	2,981	(4,723)	3,277	(3,430)	(346)	(4,331)	(4,291)	(3,429)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	191	-	7,746	-	-
Total other expenses	-	-	-	-	191	-	7,746	-	-

Net income (loss)	$(5,470)	$2,981	$(4,723)	$3,277	$(3,621)	$(346)	$(12,076)	$(4,291)	$(3,429)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook

Rental income	$5,719	$12,720	$12,270	$12,685	$10,470	$7,622	$11,100	$6,754	$5,685

Operating expenses:
Depreciation	4,426	4,144	3,503	4,286	2,862	2,466	4,206	3,267	3,872
Insurance	850	636	2,702	3,060	680	446	1,047	702	442
Management fees	728	472	435	425	420	550	564	408	210
Management fees, related party	924	1,588	1,434	1,557	1,146	764	1,240	503	1,091
Repairs & maintenance	10,722	220	-	286	2,634	1,298	1,814	5,987	-
Property taxes	1,554	1,379	1,404	1,512	1,146	675	1,458	1,128	1,290
Other operating expenses	5,781	2,006	994	1,714	1,485	2,219	1,281	2,961	3,944
Total operating expenses	24,984	10,445	10,473	12,840	10,373	8,418	11,609	14,956	10,848

Income (loss) from operations	(19,265)	2,275	1,797	(155)	97	(797)	(509)	(8,202)	(5,163)

Other expenses (income):
Other income	-	-	-	-	-	-	-	(6,998)	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	(6,998)	-

Net income (loss)	$(19,265)	$2,275	$1,797	$(155)	$97	$(797)	$(509)	$(1,204)	$(5,163)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel

Rental income	$3,899	$6,809	$8,520	$10,474	$11,970	$6,720	$12,570	$10,770	$6,795

Operating expenses:
Depreciation	2,946	4,222	3,455	3,868	4,560	3,182	4,560	2,932	3,972
Insurance	1,002	662	1,745	673	740	1,004	740	644	594
Management fees	210	276	515	380	420	445	420	475	320
Management fees, related party	941	(121)	791	1,480	1,701	(25)	1,749	1,025	697
Repairs & maintenance	-	1,019	2,386	-	-	1,650	1,001	1,490	574
Property taxes	1,482	1,426	1,098	1,845	1,830	1,510	1,830	834	1,327
Other operating expenses	5,439	3,296	1,023	3,412	1,002	6,047	1,002	790	6,603
Total operating expenses	12,019	10,780	11,013	11,657	10,254	13,813	11,303	8,189	14,087

Income (loss) from operations	(8,121)	(3,971)	(2,493)	(1,183)	1,716	(7,093)	1,267	2,581	(7,292)

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	7,656	-	-	-	6,011	-	-	-
Total other expenses	-	7,656	-	-	-	6,011	-	-	-

Net income (loss)	$(8,121)	$(11,627)	$(2,493)	$(1,183)	$1,716	$(13,104)	$1,267	$2,581	$(7,292)

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen

Rental income	$8,480	$12,240	$17,269	$13,611	$8,370	$6,666	$10,920	$8,370	$10,770

Operating expenses:
Depreciation	4,394	5,020	4,604	4,582	2,466	2,007	3,215	2,398	3,330
Insurance	601	982	1,146	776	446	461	720	525	1,300
Management fees	396	979	485	460	426	280	453	447	445
Management fees, related party	1,460	1,171	2,069	1,113	874	275	1,145	836	1,165
Repairs & maintenance	1,083	-	653	-	60	4,655	1,242	265	-
Property taxes	1,286	1,584	(308)	1,657	670	1,066	1,194	(314)	(776)
Other operating expenses	5,585	687	261	5,396	1,075	1,991	1,803	1,021	2,249
Total operating expenses	14,805	10,424	8,911	13,984	6,016	10,734	9,772	5,178	7,713

Income (loss) from operations	(6,325)	1,816	8,358	(373)	2,354	(4,068)	1,148	3,192	3,057

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	7,917	-	-	-
Total other expenses	-	-	-	-	-	7,917	-	-	-

Net income (loss)	$(6,325)	$1,816	$8,358	$(373)	$2,354	$(11,985)	$1,148	$3,192	$3,057

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland

Rental income	$14,370	$10,968	$12,270	$10,552	$8,370	$14,140	$9,894	$11,100	$7,770

Operating expenses:
Depreciation	4,476	3,015	3,579	4,052	2,419	3,508	2,864	3,940	2,927
Insurance	2,002	514	661	604	520	658	652	689	580
Management fees	572	766	459	355	420	630	420	420	420
Management fees, related party	1,712	847	1,433	1,022	779	1,385	996	1,536	762
Repairs & maintenance	1,271	340	386	5,782	-	5,089	-	-	-
Property taxes	1,794	1,206	1,428	1,950	(472)	1,108	1,146	(41)	882
Other operating expenses	1,290	1,358	704	5,202	1,189	575	569	1,435	714
Total operating expenses	13,116	8,046	8,650	18,967	4,855	12,952	6,648	7,979	6,284

Income (loss) from operations	1,254	2,922	3,620	(8,415)	3,515	1,188	3,246	3,121	1,486

Other expenses (income):
Other income	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	-
Total other expenses	-	-	-	-	-	-	-	-	-

Net income (loss)	$1,254	$2,922	$3,620	$(8,415)	$3,515	$1,188	$3,246	$3,121	$1,486

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Rental income	$10,157	$11,745	$11,970	$7,650	$883,815

Operating expenses:
Depreciation	3,504	4,024	4,257	2,241	313,879
Insurance	508	1,043	1,152	588	79,354
Management fees	711	437	430	420	40,558
Management fees, related party	934	1,244	995	763	96,853
Repairs & maintenance	4,658	787	1,915	-	108,167
Property taxes	1,404	1,374	1,281	894	94,699
Other operating expenses	1,056	1,262	5,267	673	180,963
Total operating expenses	12,775	10,170	15,296	5,578	914,471

Income (loss) from operations	(2,618)	1,575	(3,326)	2,072	(30,656)

Other expenses (income):
Other income	-	-	-	-	(6,998)
Interest expense	-	-	-	-	35,834
Total other expenses	-	-	-	-	28,836

Net income (loss)	$(2,618)	$1,575	$(3,326)	$2,072	$(59,492)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne

Balance at January 1, 2025	$(8,102)	$308,648	$294,006	$246,908	$170,803	$256,383	$285,701	$315,703	$(8,122)
Issuance of membership units, net of offering costs	$334,077	$-	$-	$-	$-	$-	$-	$-	$380,478
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,136
Distributions	$(6,568)	$(7,064)	$(5,924)	$(5,839)	$(4,091)	$(4,500)	$(5,050)	$(7,708)	$(5,878)
Net income (loss)	$(2,145)	$2,282	$1,876	$919	$2,228	$4,603	$(655)	$2,588	$(5,150)
Balance at June 30, 2025	$317,263	$303,866	$289,958	$241,988	$168,940	$256,486	$279,997	$310,583	$366,464

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant

Balance at January 1, 2025	$292,453	$208,445	$246,690	$304,999	$203,742	$(5,457)	$312,677	$272,083	$275,037
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$353,436	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$5,775	$-	$-	$-
Distributions	$(7,230)	$(6,076)	$(4,265)	$(7,811)	$(5,454)	$(5,191)	$(7,263)	$(6,210)	$(5,728)
Net income (loss)	$2,532	$3,394	$479	$2,831	$2,081	$(9,908)	$2,253	$1,857	$(90)
Balance at June 30, 2025	$287,754	$205,763	$242,903	$300,018	$200,369	$338,655	$307,667	$267,730	$269,218

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie

Balance at January 1, 2025	$232,185	$257,434	$300,848	$316,094	$223,019	$312,615	$273,626	$280,188	$280,678
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-
Distributions	$(2,261)	$(6,562)	$(3,467)	$(7,079)	$(2,947)	$(4,948)	$(7,394)	$(5,756)	$(971)
Net income (loss)	$(172)	$527	$(7,105)	$3,600	$942	$98	$2,868	$3,763	$(11,666)
Balance at June 30, 2025	$229,751	$251,399	$290,276	$312,616	$221,014	$307,764	$269,100	$278,194	$268,041

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman

Balance at January 1, 2025	$242,043	$185,812	$288,348	$300,751	$258,217	$245,282	$255,655	$264,985	$392,257
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-
Distributions	$(3,021)	$(2,686)	$(9,895)	$(7,293)	$(6,819)	$(6,311)	$(6,094)	$(7,418)	$(9,433)
Net income (loss)	$(2,125)	$(972)	$4,101	$1,114	$1,572	$945	$(2,172)	$2,091	$2,255
Balance at June 30, 2025	$236,897	$182,155	$282,554	$294,572	$252,970	$239,916	$247,388	$259,658	$385,080

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone

Balance at January 1, 2025	$172,663	$229,141	$369,541	$364,523	$255,784	$299,907	$178,968	$344,701	$349,812
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-
Distributions	$(4,242)	$(6,402)	$(4,984)	$(7,097)	$(6,510)	$(5,408)	$(3,076)	$(8,429)	$(8,621)
Net income (loss)	$2,529	$1,227	$(5,837)	$5,363	$1,511	$597	$(7,580)	$3,719	$3,878
Balance at June 30, 2025	$170,950	$223,966	$358,719	$362,789	$250,785	$295,096	$168,312	$339,991	$345,069

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard

Balance at January 1, 2025	$(9,804)	$351,227	$327,146	$251,189	$261,460	$310,873	$258,877	$273,612	$209,524
Issuance of membership units, net of offering costs	$362,757	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-
Distributions	$(8,111)	$(9,804)	$(9,035)	$(4,204)	$(4,638)	$(9,401)	$(1,843)	$(6,216)	$(5,398)
Net income (loss)	$(3,108)	$3,322	$1,993	$(1,145)	$(1,162)	$1,734	$(9,383)	$1,046	$2,725
Balance at June 30, 2025	$341,734	$344,745	$320,104	$245,840	$255,660	$303,206	$247,651	$268,442	$206,851

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore

Balance at January 1, 2025	$183,713	$263,593	$(6,023)	$368,363	$199,498	$286,266	$270,152	$315,401	$197,030
Issuance of membership units, net of offering costs	$-	$-	$322,979	$495	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-
Distributions	$(6,705)	$(5,364)	$-	$(8,938)	$(3,903)	$(6,236)	$(5,303)	$(9,186)	$(1,861)
Net income (loss)	$1,187	$990	$(16,277)	$3,360	$965	$1,784	$(1,904)	$3,777	$(2,757)
Balance at June 30, 2025	$178,194	$259,219	$300,680	$363,280	$196,559	$281,814	$262,945	$309,993	$192,413

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood

Balance at January 1, 2025	$339,662	$336,641	$285,579	$339,479	$210,312	$(16,120)	$296,012	$321,970	$289,911
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$265,302	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$4,914	$-	$-	$-
Distributions	$(8,721)	$(7,138)	$(7,846)	$(7,720)	$(3,536)	$(2,895)	$(7,481)	$(8,548)	$(6,426)
Net income (loss)	$1,428	$2,007	$1,535	$2,559	$3,809	$(8,263)	$(790)	$2,658	$(1,168)
Balance at June 30, 2025	$332,369	$331,511	$279,268	$334,318	$210,585	$242,939	$287,741	$316,080	$282,318

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler

Balance at January 1, 2025	$340,419	$348,264	$345,099	$186,229	$317,949	$316,161	$231,698	$174,504	$(10,312)
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$-	$-	$-	$420,629
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,657
Distributions	$(9,123)	$(8,550)	$(10,119)	$(6,238)	$(7,937)	$(7,638)	$(6,291)	$(6,349)	$(1,499)
Net income (loss)	$4,238	$3,228	$2,727	$1,969	$3,737	$2,458	$2,169	$1,757	$(14,672)
Balance at June 30, 2025	$335,535	$342,942	$337,707	$181,960	$313,748	$310,980	$227,576	$169,911	$399,803

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler

Balance at January 1, 2025	$236,674	$316,489	$217,221	$(4,828)	$263,763	$357,285	$180,288	$243,218	$212,230
Issuance of membership units, net of offering costs	$-	$-	$-	$271,251	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$6,525	$-	$-	$-	$-	$-
Distributions	$(4,789)	$(3,039)	$(4,266)	$(1,904)	$(7,997)	$(9,980)	$(5,609)	$(3,941)	$(6,760)
Net income (loss)	$1,862	$(3,434)	$(5,525)	$(26,588)	$3,798	$747	$2,679	$2,393	$3,550
Balance at June 30, 2025	$233,747	$310,016	$207,430	$244,456	$259,564	$348,052	$177,358	$241,670	$209,019

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Balance at January 1, 2025	$294,597	$161,138	$245,758	$241,137	$323,837	$171,186	$23,873,224
Issuance of membership units, net of offering costs	$-	$-	$-	$-	$-	$-	$2,711,403
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$28,006
Distributions	$(8,300)	$(4,394)	$(330)	$(6,652)	$(3,121)	$(5,537)	$(569,798)
Net income (loss)	$(6,512)	$1,705	$(8,596)	$2,927	$(5,339)	$1,676	$(19,080)
Balance at June 30, 2025	$279,785	$158,449	$236,833	$237,413	$315,377	$167,325	$26,023,756

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett

Balance at January 1, 2024	$319,898	$305,955	$255,800	$189,707	$271,438	$304,549	$329,476	$305,397	$216,679
Issuance of membership units, net of offering costs	-	650	-	-	(100)	762	289	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(7,137)	(6,806)	(6,519)	(5,080)	(4,061)	(7,557)	(7,963)	(8,287)	(6,277)
Net income (loss)	1,889	997	2,391	831	(7,701)	(413)	967	788	1,963
Balance at June 30, 2024	$314,651	$300,796	$251,671	$185,457	$259,577	$297,340	$322,769	$297,898	$212,365

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar

Balance at January 1, 2024	$258,203	$318,328	$211,130	$324,785	$282,410	$288,572	$246,877	$273,042	$314,213
Issuance of membership units, net of offering costs	(300)	-	-	-	(300)	(300)	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(6,616)	(8,202)	(5,381)	(7,263)	(6,576)	(6,886)	(5,463)	(7,425)	(5,790)
Net income (loss)	546	3,092	2,304	2,053	1,949	1,008	(3,612)	(485)	(179)
Balance at June 30, 2024	$251,833	$313,217	$208,054	$319,576	$277,483	$282,394	$237,802	$265,132	$308,244

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances

Balance at January 1, 2024	$333,585	$246,890	$321,701	$287,156	$293,548	$299,850	$250,360	$195,283	$(3,010)
Issuance of membership units, net of offering costs	-	(300)	-	-	(100)	-	-	-	304,290
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(9,451)	(6,649)	(7,725)	(8,852)	(2,462)	(7,532)	(5,229)	(3,877)	(7,791)
Net income (loss)	6,012	(1,808)	2,169	3,411	(9,187)	(3,902)	1,058	(2,148)	(551)
Balance at June 30, 2024	$330,145	$238,132	$316,146	$281,714	$281,799	$288,416	$246,189	$189,257	$292,937

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge

Balance at January 1, 2024	$(2,974)	$268,739	$257,206	$262,776	$275,115	$406,226	$179,568	$230,845	$382,626
Issuance of membership units, net of offering costs	310,787	-	-	(300)	(800)	-	-	-	-
Deemed contribution from Manager	5,510	-	-	-	-	-	-	-	-
Distributions	(1,311)	(7,245)	(6,659)	(7,693)	(6,664)	(9,434)	(2,871)	(3,464)	(8,111)
Net income (loss)	(6,149)	2,086	2,362	4,982	2,394	2,436	602	9,128	(2,778)
Balance at June 30, 2024	$305,863	$263,580	$252,909	$259,765	$270,044	$399,228	$177,299	$236,509	$371,738

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty

Balance at January 1, 2024	$382,695	$267,521	$316,341	$184,876	$-	$366,522	$-	$346,216	$264,873
Issuance of membership units, net of offering costs	-	-	-	-	-	-	364,707	-	658
Deemed contribution from Manager	-	-	-	-	-	-	6,988	-	-
Distributions	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	(1,457)	(8,805)	(5,367)
Net income (loss)	(5,470)	2,981	(4,723)	3,277	(3,621)	(346)	(12,076)	(4,291)	(3,429)
Balance at June 30, 2024	$372,325	$263,691	$309,440	$182,339	$(3,621)	$357,716	$358,161	$333,120	$256,735

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook

Balance at January 1, 2024	$288,681	$321,499	$275,513	$289,132	$221,670	$192,203	$276,379	$205,383	$302,255
Issuance of membership units, net of offering costs	(300)	-	-	-	549	-	-	-	-
Deemed contribution from Manager	3,192	-	-	-	-	-	-	-	-
Distributions	(5,471)	(8,012)	(8,036)	(7,426)	(6,880)	(5,101)	(6,941)	(2,124)	(4,802)
Net income (loss)	(19,265)	2,275	1,797	(155)	97	(797)	(509)	(1,204)	(5,163)
Balance at June 30, 2024	$266,837	$315,762	$269,274	$281,552	$215,436	$186,305	$268,928	$202,055	$292,290

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel

Balance at January 1, 2024	$(2,896)	$(4,381)	$206,903	$355,515	$349,607	$(3,721)	$353,449	$219,491	$(3,470)
Issuance of membership units, net of offering costs	295,804	-	-	-	-	302,613	-	(300)	316,212
Deemed contribution from Manager	-	7,656	-	-	-	5,246	-	-	-
Distributions	(4,824)	(1,369)	(4,712)	(8,447)	(7,491)	(1,242)	(7,720)	(6,950)	(4,988)
Net income (loss)	(8,121)	(11,627)	(2,493)	(1,183)	1,716	(13,104)	1,267	2,581	(7,292)
Balance at June 30, 2024	$279,963	$(9,722)	$199,698	$345,885	$343,833	$289,792	$346,996	$214,822	$300,462

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen

Balance at January 1, 2024	$340,241	$301,731	$351,576	$(3,646)	$191,739	$-	$243,643	$178,874	$246,203
Issuance of membership units, net of offering costs	-	864	671	364,451	-	-	-	-	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(6,966)	(6,882)	(9,758)	(9,135)	(5,229)	-	(7,517)	(5,213)	(7,026)
Net income (loss)	(6,325)	1,816	8,358	(373)	2,354	(11,985)	1,148	3,192	3,057
Balance at June 30, 2024	$326,950	$297,530	$350,847	$351,297	$188,864	$(11,985)	$237,275	$176,854	$242,233

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland

Balance at January 1, 2024	$328,603	$225,638	$274,145	$(6,552)	$184,838	$262,942	$219,997	$303,669	$169,207
Issuance of membership units, net of offering costs	-	-	699	384,745	(300)	(300)	-	465	-
Deemed contribution from Manager	-	-	-	-	-	-	-	-	-
Distributions	(8,425)	(6,515)	(7,905)	(7,069)	(5,616)	(7,919)	(6,685)	(9,073)	(5,136)
Net income (loss)	1,254	2,922	3,620	(8,415)	3,515	1,188	3,246	3,121	1,486
Balance at June 30, 2024	$321,433	$222,044	$270,559	$362,708	$182,438	$255,910	$216,558	$298,182	$165,557

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated

Balance at January 1, 2024	$258,538	$248,596	$(3,113)	$178,916	$19,969,988
Issuance of membership units, net of offering costs	-	-	339,809	-	2,985,323
Deemed contribution from Manager	-	-	-	-	28,591
Distributions	(6,541)	(5,160)	(7,710)	(5,437)	(525,555)
Net income (loss)	(2,618)	1,575	(3,326)	2,072	(59,492)
Balance at June 30, 2024	$249,378	$245,011	$325,660	$175,551	$22,398,855

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Adams	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bayne
Cash flows from operating activities:
Net income (loss)	$(2,145)	$2,282	$1,876	$919	$2,228	$4,603	$(655)	$2,588	$(5,150)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,197	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,807
(Increase) decrease in assets
Prepaid expenses	-	395	450	356	277	399	1,522	363	-
Due (from) to third party property managers	(3,436)	(46)	(193)	589	46	(73)	(1,227)	40	(5,238)
Increase (decrease) in liabilities
Accrued expenses	(1,943)	(264)	84	(1,143)	(479)	149	(3,460)	(1,057)	(1,622)
Tenant deposits	250	-	-	-	-	-	-	-	2,745
Due to (from) related parties	3,493	1,080	1,042	845	(4,200)	(374)	1,873	1,100	7,258
Net cash provided by (used in) operating activities	416	7,704	7,382	4,811	338	8,384	2,631	7,242	2,800

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	(22,441)	-	-	-	-	-	-	-	(26,715)
Repayments of bridge financing, related party	(288,000)	-	-	-	-	-	-	-	(328,683)
Proceeds from notes payable, related party	-	-	-	-	6,000	-	-	-	-
Net proceeds from the issuance of membership units	334,077	-	-	-	-	-	-	-	380,478
Distributions	(6,568)	(7,064)	(5,924)	(5,839)	(4,091)	(4,500)	(5,050)	(7,708)	(5,878)
Net cash provided by (used in) financing activities	17,069	(7,064)	(5,924)	(5,839)	1,909	(4,500)	(5,050)	(7,708)	19,202

Net change in cash	17,485	640	1,458	(1,028)	2,248	3,883	(2,418)	(466)	22,002
Cash at beginning of period	-	12,203	7,204	23,313	2,277	3,249	9,313	24,025	-
Cash at end of period	$17,485	$12,843	$8,663	$22,286	$4,524	$7,133	$6,895	$23,559	$22,002

Cash paid for income taxes	$118	$250	$250	$153	$153	$200	$250	$645	$100
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,136

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Bean	Bennett	Benny	Bluebell	Bowling	Boxwood	Bradford	Brookwood	Bryant
Cash flows from operating activities:
Net income (loss)	$2,532	$3,394	$479	$2,831	$2,081	$(9,908)	$2,253	$1,857	$(90)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,029	2,910	3,503	4,108	2,862	4,420	4,180	3,854	4,392
(Increase) decrease in assets
Prepaid expenses	450	310	940	440	346	-	356	334	1,252
Due (from) to third party property managers	26	(391)	37	(48)	(104)	(6,417)	-	1	171
Increase (decrease) in liabilities
Accrued expenses	(2,076)	(1,119)	910	684	(783)	(1,591)	(818)	366	(3,848)
Tenant deposits	-	-	-	-	-	4,390	-	-	-
Due to (from) related parties	986	1,495	956	1,036	1,053	6,651	1,237	(165)	1,672
Net cash provided by (used in) operating activities	5,946	6,599	6,825	9,051	5,456	(2,456)	7,209	6,247	3,549

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(20,168)	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	(308,000)	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	353,436	-	-	-
Distributions	(7,230)	(6,076)	(4,265)	(7,811)	(5,454)	(5,191)	(7,263)	(6,210)	(5,728)
Net cash provided by (used in) financing activities	(7,230)	(6,076)	(4,265)	(7,811)	(5,454)	20,077	(7,263)	(6,210)	(5,728)

Net change in cash	(1,284)	523	2,559	1,240	2	17,621	(54)	37	(2,180)
Cash at beginning of period	11,429	7,455	3,024	19,029	5,720	-	22,583	6,608	8,432
Cash at end of period	$10,145	$7,979	$5,584	$20,269	$5,722	$17,621	$22,529	$6,645	$6,253

Cash paid for income taxes	$715	$200	$-	$-	$-	$213	$642	$200	$250
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$5,775	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Caden	Camellia	Caterpillar	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie
Cash flows from operating activities:
Net income (loss)	$(172)	$527	$(7,105)	$3,600	$942	$98	$2,868	$3,763	$(11,666)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,437	4,811	4,124	4,471	3,232	4,666	3,860	4,225	3,948
(Increase) decrease in assets
Prepaid expenses	406	409	1,772	511	711	414	340	560	482
Due (from) to third party property managers	(2,349)	179	4,991	(2,273)	(1,075)	(3,649)	(41)	383	505
Increase (decrease) in liabilities
Accrued expenses	417	200	1,965	(1,991)	(123)	(2,326)	(1,536)	(1,154)	1,338
Tenant deposits	-	-	-	-	-	-	-	-	(2,445)
Due to (from) related parties	1,824	1,232	1,100	1,296	1,198	1,349	1,029	1,075	7,865
Net cash provided by (used in) operating activities	3,564	7,358	6,847	5,615	4,885	551	6,520	8,853	29

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	(5,140)	-	-	-
Net cash used in investing activities	-	-	-	-	-	(5,140)	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(2,261)	(6,562)	(3,467)	(7,079)	(2,947)	(4,948)	(7,394)	(5,756)	(971)
Net cash provided by (used in) financing activities	(2,261)	(6,562)	(3,467)	(7,079)	(2,947)	(4,948)	(7,394)	(5,756)	(971)

Net change in cash	1,302	795	3,381	(1,464)	1,938	(9,537)	(873)	3,096	(942)
Cash at beginning of period	1,152	5,838	11,778	12,661	-	24,688	14,543	6,894	4,683
Cash at end of period	$2,454	$6,634	$15,159	$11,197	$1,938	$15,151	$13,669	$9,990	$3,741

Cash paid for income taxes	$-	$-	$-	$774	$-	$738	$50	$50	$701
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Emelina	Ethan	Frances	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman
Cash flows from operating activities:
Net income (loss)	$(2,125)	$(972)	$4,101	$1,114	$1,572	$945	$(2,172)	$2,091	$2,255
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,121	4,147	3,837	3,991	3,512	3,368	3,527	4,227	5,326
(Increase) decrease in assets
Prepaid expenses	426	344	376	418	376	738	403	477	406
Due (from) to third party property managers	2,283	(443)	5	2,161	253	216	2,140	1,940	284
Increase (decrease) in liabilities
Accrued expenses	92	(145)	(3,042)	(1,277)	(157)	514	(3,060)	(642)	(3,657)
Tenant deposits	(2,195)	-	-	-	-	-	-	-	-
Due to (from) related parties	(935)	472	983	2,021	919	1,355	996	(2,398)	1,269
Net cash provided by (used in) operating activities	1,667	3,404	6,261	8,428	6,475	7,136	1,833	5,694	5,883

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(3,021)	(2,686)	(9,895)	(7,293)	(6,819)	(6,311)	(6,094)	(7,418)	(9,433)
Net cash provided by (used in) financing activities	(3,021)	(2,686)	(9,895)	(7,293)	(6,819)	(6,311)	(6,094)	(7,418)	(9,433)

Net change in cash	(1,354)	718	(3,634)	1,135	(345)	824	(4,261)	(1,724)	(3,550)
Cash at beginning of period	3,176	3,281	19,302	18,053	14,335	10,753	13,581	7,665	18,728
Cash at end of period	$1,822	$3,999	$15,668	$19,188	$13,990	$11,577	$9,320	$5,940	$15,178

Cash paid for income taxes	$-	$-	$202	$-	$200	$495	$1,350	$250	$950
Cash paid for interest expenses	$6,314	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Haven	Haverhill	Haybridge	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone
Cash flows from operating activities:
Net income (loss)	$2,529	$1,227	$(5,837)	$5,363	$1,511	$597	$(7,580)	$3,719	$3,878
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,549	3,225	4,931	5,336	3,462	5,914	2,419	4,510	4,784
(Increase) decrease in assets
Prepaid expenses	315	386	394	394	707	464	274	-	539
Due (from) to third party property managers	650	(50)	(1,991)	453	370	(516)	4,068	(159)	(2,147)
Increase (decrease) in liabilities
Accrued expenses	(727)	1,500	1,301	(357)	(410)	(630)	(1,319)	(2,900)	(3,525)
Tenant deposits	-	-	3,990	-	-	-	(1,395)	-	-
Due to (from) related parties	(4,815)	902	1,006	1,184	1,420	(7,014)	681	1,248	1,202
Net cash provided by (used in) operating activities	501	7,190	3,794	12,373	7,061	(1,186)	(2,851)	6,417	4,731

Cash flows from investing activities
Purchases of property improvements	-	-	-	(6,073)	-	-	-	-	-
Net cash used in investing activities	-	-	-	(6,073)	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	-
Proceeds from notes payable, related party	5,700	-	-	-	-	7,700	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	-
Distributions	(4,242)	(6,402)	(4,984)	(7,097)	(6,510)	(5,408)	(3,076)	(8,429)	(8,621)
Net cash provided by (used in) financing activities	1,458	(6,402)	(4,984)	(7,097)	(6,510)	2,292	(3,076)	(8,429)	(8,621)

Net change in cash	1,959	787	(1,190)	(797)	551	1,106	(5,928)	(2,011)	(3,890)
Cash at beginning of period	2,123	6,658	18,262	16,561	15,946	6,549	12,837	23,239	16,296
Cash at end of period	$4,082	$7,446	$17,072	$15,764	$16,497	$7,655	$6,909	$21,227	$12,406

Cash paid for income taxes	$-	$200	$402	$948	$-	$-	$153	$450	$851
Cash paid for interest expenses	$-	$-	$-	$-	$191	$-	$7,746	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Langley	Laurel	Layla	Liberty	Lithonia	Lola	Lucas	Macomber	Mallard
Cash flows from operating activities:
Net income (loss)	$(3,108)	$3,322	$1,993	$(1,145)	$(1,162)	$1,734	$(9,383)	$1,046	$2,725
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,559	4,631	4,453	5,545	4,963	4,144	4,070	4,286	2,862
(Increase) decrease in assets
Prepaid expenses	-	482	506	1,100	414	415	1,292	1,370	355
Due (from) to third party property managers	(4,557)	80	(12)	23	(149)	23	(2,002)	(67)	1,352
Increase (decrease) in liabilities
Accrued expenses	(4,316)	(2,777)	(2,926)	(2,201)	1,056	(2,770)	(3,330)	(3,734)	(1,057)
Tenant deposits	-	-	-	-	-	-	2,395	-	-
Due to (from) related parties	5,318	1,167	1,097	1,033	1,137	1,040	899	1,712	875
Net cash provided by (used in) operating activities	(2,103)	6,905	5,111	4,355	6,259	4,586	(6,059)	4,613	7,112

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	(20,434)	-	-	-	-	-	-	-	-
Repayments of bridge financing, related party	(318,000)	-	-	-	-	-	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	362,757	-	-	-	-	-	-	-	-
Distributions	(8,111)	(9,804)	(9,035)	(4,204)	(4,638)	(9,401)	(1,843)	(6,216)	(5,398)
Net cash provided by (used in) financing activities	16,212	(9,804)	(9,035)	(4,204)	(4,638)	(9,401)	(1,843)	(6,216)	(5,398)

Net change in cash	14,109	(2,899)	(3,924)	151	1,621	(4,815)	(7,902)	(1,603)	1,714
Cash at beginning of period	-	24,838	14,604	4,897	6,926	20,051	15,168	10,353	11,162
Cash at end of period	$14,109	$21,939	$10,680	$5,048	$8,548	$15,236	$7,266	$8,750	$12,876

Cash paid for income taxes	$-	$450	$794	$200	$200	$739	$200	$250	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Marcy	Meridian	Metallo	Misty	Montgomery	Northbrook	Northridge	Oakland	Palmore
Cash flows from operating activities:
Net income (loss)	$1,187	$990	$(16,277)	$3,360	$965	$1,784	$(1,904)	$3,777	$(2,757)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,466	4,492	3,340	4,723	4,173	3,872	3,535	4,222	3,455
(Increase) decrease in assets
Prepaid expenses	277	492	-	-	360	376	390	439	(580)
Due (from) to third party property managers	760	34	1,617	(2,267)	(423)	103	(148)	(314)	84
Increase (decrease) in liabilities
Accrued expenses	(1,054)	(832)	(4,736)	1,378	111	(3,569)	(165)	(2,774)	(1,118)
Tenant deposits	-	-	-	-	-	-	-	-	-
Due to (from) related parties	745	950	6,504	108	801	1,000	1,185	1,049	(758)
Net cash provided by (used in) operating activities	4,382	6,126	(9,551)	7,302	5,987	3,566	2,894	6,400	(1,673)

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,673)	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	(284,000)	-	-	-	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	322,979	495	-	-	-	-	-
Distributions	(6,705)	(5,364)	-	(8,938)	(3,903)	(6,236)	(5,303)	(9,186)	(1,861)
Net cash provided by (used in) financing activities	(6,705)	(5,364)	24,306	(8,443)	(3,903)	(6,236)	(5,303)	(9,186)	(1,861)

Net change in cash	(2,324)	762	14,755	(1,141)	2,084	(2,670)	(2,409)	(2,786)	(3,534)
Cash at beginning of period	10,940	4,306	-	25,490	4,362	16,387	19,278	18,656	4,155
Cash at end of period	$8,616	$5,068	$14,755	$24,349	$6,446	$13,717	$16,869	$15,870	$621

Cash paid for income taxes	$153	$-	$153	$-	$-	$195	$-	$751	$-
Cash paid for interest expenses	$-	$7,656	$-	$-	$-	$6,011	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Presidio	Rachel	Ratliff	Riverwood
Cash flows from operating activities:
Net income (loss)	$1,428	$2,007	$1,535	$2,559	$3,809	$(8,263)	$(790)	$2,658	$(1,168)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,642	4,560	3,818	4,560	3,331	3,288	3,972	4,394	5,020
(Increase) decrease in assets
Prepaid expenses	539	406	414	406	319	-	414	415	455
Due (from) to third party property managers	(108)	-	(15)	-	(787)	(3,336)	800	597	(72)
Increase (decrease) in liabilities
Accrued expenses	(3,535)	(744)	(3,329)	(860)	(1,333)	(4,297)	(3,417)	(3,057)	579
Tenant deposits	-	-	-	-	-	1,745	(1,098)	-	-
Due to (from) related parties	1,131	1,350	1,002	1,340	961	4,468	1,024	1,094	1,192
Net cash provided by (used in) operating activities	4,097	7,579	3,425	8,005	6,301	(6,395)	905	6,101	6,005

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	(5,989)	-	-	-	-
Net cash used in investing activities	-	-	-	-	(5,989)	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(15,196)	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	(229,000)	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	265,302	-	-	-
Distributions	(8,721)	(7,138)	(7,846)	(7,720)	(3,536)	(2,895)	(7,481)	(8,548)	(6,426)
Net cash provided by (used in) financing activities	(8,721)	(7,138)	(7,846)	(7,720)	(3,536)	18,211	(7,481)	(8,548)	(6,426)

Net change in cash	(4,624)	442	(4,421)	285	(3,224)	11,816	(6,576)	(2,447)	(420)
Cash at beginning of period	14,763	20,002	17,909	22,874	8,984	-	17,393	14,030	7,240
Cash at end of period	$10,139	$20,443	$13,488	$23,159	$5,760	$11,816	$10,817	$11,584	$6,820

Cash paid for income taxes	$825	$682	$1,387	$682	$-	$-	$708	$782	$250
Cash paid for interest expenses	$-	$-	$-	$-	$-	$7,917	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$4,914	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Roanoke	Robinson	Ross	Sansa	Sedgefield	Seneca	Sheezy	Sherwood	Spangler
Cash flows from operating activities:
Net income (loss)	$4,238	$3,228	$2,727	$1,969	$3,737	$2,458	$2,169	$1,757	$(14,672)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,604	4,409	4,582	2,466	4,014	4,057	3,215	2,398	5,872
(Increase) decrease in assets
Prepaid expenses	(788)	-	527	277	418	-	351	276	-
Due (from) to third party property managers	(3,250)	(850)	58	62	(2,059)	(844)	(69)	811	(2,596)
Increase (decrease) in liabilities
Accrued expenses	(3,343)	(1,055)	(3,592)	(657)	(588)	(842)	(3,064)	(1,267)	(12,174)
Tenant deposits	-	250	-	-	-	-	-	-	-
Due to (from) related parties	1,314	4,840	1,126	724	9,003	1,740	996	719	10,602
Net cash provided by (used in) operating activities	2,775	10,823	5,427	4,841	14,524	6,568	3,599	4,694	(12,969)

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	(26,324)
Repayments of bridge financing, related party	-	-	-	-	-	-	-	-	(362,000)
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	-	-	420,629
Distributions	(9,123)	(8,550)	(10,119)	(6,238)	(7,937)	(7,638)	(6,291)	(6,349)	(1,499)
Net cash provided by (used in) financing activities	(9,123)	(8,550)	(10,119)	(6,238)	(7,937)	(7,638)	(6,291)	(6,349)	30,806

Net change in cash	(6,348)	2,272	(4,692)	(1,397)	6,587	(1,069)	(2,693)	(1,656)	17,837
Cash at beginning of period	22,621	24,787	23,357	13,296	23,488	23,414	14,858	8,977	-
Cash at end of period	$16,273	$27,059	$18,665	$11,900	$30,074	$22,344	$12,165	$7,321	$17,837

Cash paid for income taxes	$-	$214	$817	$153	$402	$-	$572	$153	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$5,657

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Summerglen	Tansel	Thomas	Tomlinson	Tytus	Vanzant	Watson	Westhaven	Wheeler
Cash flows from operating activities:
Net income (loss)	$1,862	$(3,434)	$(5,525)	$(26,588)	$3,798	$747	$2,679	$2,393	$3,550
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,330	4,476	3,015	3,332	3,579	4,862	2,419	3,508	2,864
(Increase) decrease in assets
Prepaid expenses	671	970	285	-	349	357	274	344	346
Due (from) to third party property managers	(968)	2,947	1,973	(3,939)	(89)	846	28	(3,521)	(378)
Increase (decrease) in liabilities
Accrued expenses	(86)	252	(553)	(1,934)	(3,620)	(874)	(1,300)	(1,881)	(944)
Tenant deposits	-	(2,395)	-	2,250	-	-	-	-	-
Due to (from) related parties	1,352	(829)	576	10,015	1,049	1,191	723	1,160	987
Net cash provided by (used in) operating activities	6,162	1,986	(229)	(16,863)	5,065	7,130	4,824	2,004	6,425

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	-	-	-	-	-	-	-	-

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(15,430)	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	(232,000)	-	-	-	-	-
Proceeds from notes payable, related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	271,251	-	-	-	-	-
Distributions	(4,789)	(3,039)	(4,266)	(1,904)	(7,997)	(9,980)	(5,609)	(3,941)	(6,760)
Net cash provided by (used in) financing activities	(4,789)	(3,039)	(4,266)	21,917	(7,997)	(9,980)	(5,609)	(3,941)	(6,760)

Net change in cash	1,373	(1,053)	(4,494)	5,054	(2,932)	(2,851)	(785)	(1,937)	(335)
Cash at beginning of period	6,370	6,633	9,480	-	19,226	15,649	14,142	6,388	14,689
Cash at end of period	$7,743	$5,580	$4,986	$5,054	$16,294	$12,798	$13,357	$4,451	$14,353

Cash paid for income taxes	$-	$250	$200	$-	$-	$153	$153	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$35,834	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$6,525	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Williamson	Woodland	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Cash flows from operating activities:
Net income (loss)	$(6,512)	$1,705	$(8,596)	$2,927	$(5,339)	$1,676	$(19,080)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,940	2,927	3,504	4,024	4,257	2,241	379,050
(Increase) decrease in assets
Prepaid expenses	(868)	298	301	483	461	302	37,925
Due (from) to third party property managers	2,074	(159)	1,283	100	(3,006)	78	(30,319)
Increase (decrease) in liabilities
Accrued expenses	(3,131)	(755)	850	318	215	(787)	(135,281)
Tenant deposits	-	-	(1,695)	-	1,745	-	8,538
Due to (from) related parties	1,001	199	2,551	(4,758)	1,240	693	133,140
Net cash provided by (used in) operating activities	(3,497)	4,215	(1,801)	3,095	(428)	4,202	373,973

Cash flows from investing activities
Purchases of property improvements	-	-	-	-	-	-	(17,202)
Net cash used in investing activities	-	-	-	-	-	-	(17,202)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	(161,381)
Repayments of bridge financing, related party	-	-	-	-	-	-	(2,349,683)
Proceeds from notes payable, related party	-	-	-	5,800	-	-	25,200
Net proceeds from the issuance of membership units	-	-	-	-	-	-	2,711,403
Distributions	(8,300)	(4,394)	(330)	(6,652)	(3,121)	(5,537)	(569,798)
Net cash provided by (used in) financing activities	(8,300)	(4,394)	(330)	(852)	(3,121)	(5,537)	(344,259)

Net change in cash	(11,797)	(179)	(2,131)	2,243	(3,549)	(1,335)	12,513
Cash at beginning of period	20,047	4,751	4,408	4,051	22,986	15,987	1,129,818
Cash at end of period	$8,250	$4,572	$2,277	$6,294	$19,438	$14,652	$1,142,331

Cash paid for income taxes	$-	$-	$200	$-	$-	$-	$25,771
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$71,668

Supplemental disclosure of non-cash investing and financing activities:
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$28,006

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Antares	Aramis	Arkoma	Arya	Aspen	Athos	Barclay	Bean	Bennett
Cash flows from operating activities:
Net income (loss)	$1,889	$997	$2,391	$831	$(7,701)	$(413)	$967	$788	$1,963
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,257	4,123	3,245	2,466	3,679	4,578	4,208	4,029	2,910
(Increase) decrease in assets
Prepaid expenses	(104)	(101)	(82)	-	(234)	(101)	(102)	-	(196)
Deposits	(2,395)	(3,790)	(1,595)	(1,395)	(1,795)	(4,190)	-	(2,145)	(1,695)
Due (from) to third party property managers	(1,871)	(1,720)	(1,431)	(1,415)	(2,164)	(738)	(1,925)	(80)	(1,685)
Increase (decrease) in liabilities
Accrued expenses	4,788	4,738	4,130	2,669	4,557	5,796	4,809	6,022	3,361
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	2,395	3,790	1,595	1,395	1,795	4,190	-	2,145	1,695
Due to (from) related parties	(1,653)	(7,150)	(1,988)	(7,697)	454	(9,124)	(2,007)	(3,232)	(4,888)
Net cash provided by (used in) operating activities	7,307	887	6,265	(3,145)	(1,409)	(2)	5,949	7,527	1,465
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	650	-	-	(100)	762	289	-	-
Distributions	(7,137)	(6,806)	(6,519)	(5,080)	(4,061)	(7,557)	(7,963)	(8,287)	(6,277)
Net cash provided by (used in) financing activities	(7,137)	(6,156)	(6,519)	(5,080)	(4,161)	(6,795)	(7,674)	(8,287)	(6,277)
Net change in cash	169	(5,269)	(254)	(8,225)	(5,569)	(6,797)	(1,725)	(760)	(4,812)
Cash at beginning of period	16,454	17,696	26,399	19,482	9,587	22,229	30,661	17,617	15,006
Cash at end of period	$16,623	$12,427	$26,145	$11,256	$4,018	$15,432	$28,936	$16,857	$10,194

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$625	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$310,000	$300,000	$237,000	$180,000	$267,750	$290,000	$307,000	$292,720	$211,650
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Benny	Bluebell	Bowling	Bradford	Brookwood	Bryant	Caden	Camellia	Caterpillar
Cash flows from operating activities:
Net income (loss)	$546	$3,092	$2,304	$2,053	$1,949	$1,008	$(3,612)	$(485)	$(179)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,503	4,108	2,862	4,180	3,854	4,392	3,437	4,811	4,124
(Increase) decrease in assets
Prepaid expenses	(952)	(101)	(769)	(102)	(257)	(95)	(607)	(258)	-
Deposits	(1,795)	(2,345)	-	(2,145)	(1,795)	(2,095)	(1,695)	(1,795)	(1,795)
Due (from) to third party property managers	(1,708)	(1,968)	(2,558)	(1,784)	(2,035)	(1,883)	(1,683)	(2,830)	(1,810)
Increase (decrease) in liabilities
Accrued expenses	4,638	4,784	3,678	5,576	4,145	5,099	3,541	4,350	4,678
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	1,795	2,345	-	2,145	1,795	2,095	1,695	1,795	1,795
Due to (from) related parties	(3,011)	2,429	(7,608)	5,381	(4,462)	(1,539)	3,992	(7,408)	(739)
Net cash provided by (used in) operating activities	3,017	12,344	(2,092)	15,305	3,194	6,981	5,068	(1,821)	6,075
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	(300)	-	-	-	(300)	(300)	-	-	-
Distributions	(6,616)	(8,202)	(5,381)	(7,263)	(6,576)	(6,886)	(5,463)	(7,425)	(5,790)
Net cash provided by (used in) financing activities	(6,916)	(8,202)	(5,381)	(7,263)	(6,876)	(7,186)	(5,463)	(7,425)	(5,790)
Net change in cash	(3,900)	4,142	(7,473)	8,043	(3,682)	(204)	(395)	(9,246)	285
Cash at beginning of period	12,309	22,871	15,852	20,297	13,170	11,462	10,861	20,502	19,632
Cash at end of period	$8,409	$27,013	$8,379	$28,340	$9,487	$11,258	$10,466	$11,257	$19,917

Cash paid for income taxes	$421	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$255,000	$300,000	$208,000	$305,000	$280,500	$279,900	$250,000	$255,000	$300,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Chilhowee	Claremore	Collinison	Cordero	Cristalino	Ellie	Emelina	Ethan	Frances
Cash flows from operating activities:
Net income (loss)	$6,012	$(1,808)	$2,169	$3,411	$(9,187)	$(3,902)	$1,058	$(2,148)	$(551)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,471	3,232	4,152	3,860	4,225	3,948	4,121	3,277	3,198
(Increase) decrease in assets
Prepaid expenses	(673)	(79)	-	(161)	(384)	-	(261)	(138)	-
Deposits	(2,495)	(3,143)	(2,345)	(2,495)	(2,995)	(2,445)	(2,195)	(1,475)	(2,245)
Due (from) to third party property managers	(2,447)	(1,068)	(2,233)	(2,002)	(2,345)	1,027	(1,112)	(351)	(1,921)
Increase (decrease) in liabilities
Accrued expenses	5,508	3,692	5,527	4,757	3,993	5,743	3,062	2,475	4,660
Accounts payable	-	-	-	-	-	1,027	-	-	-
Tenant Deposits	2,495	3,143	2,345	2,495	2,995	2,445	2,195	1,475	2,245
Due to (from) related parties	(1,026)	(2,012)	18,569	242	8,219	(4,900)	(3,597)	2,237	48,436
Net cash provided by (used in) operating activities	11,844	1,956	28,183	10,108	4,521	2,943	3,271	5,351	53,822
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	(329,360)
Net proceeds from the issuance of membership units	-	(300)	-	-	(100)	-	-	-	304,290
Distributions	(9,451)	(6,649)	(7,725)	(8,852)	(2,462)	(7,532)	(5,229)	(3,877)	(7,791)
Net cash provided by (used in) financing activities	(9,451)	(6,949)	(7,725)	(8,852)	(2,562)	(7,532)	(5,229)	(3,877)	(32,862)
Net change in cash	2,393	(4,994)	20,459	1,256	1,959	(4,589)	(1,958)	1,474	20,960
Cash at beginning of period	20,622	17,900	2,979	19,302	7,769	17,548	5,191	2,375	-
Cash at end of period	$23,015	$12,906	$23,438	$20,558	$9,728	$12,958	$3,234	$3,849	$20,960

Cash paid for income taxes	$907	$396	$121	$50	$100	$230	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$277,990
Acquisition of property	$323,840	$234,500	$301,000	$255,000	$310,000	$286,660	$250,000	$193,000	$277,990
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Glenncrest	Gordon	Haikey	Hamblen	Hancock	Hardman	Haven	Haverhill	Haybridge
Cash flows from operating activities:
Net income (loss)	$(6,149)	$2,086	$2,362	$4,982	$2,394	$2,436	$602	$9,128	$(2,778)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,991	3,512	3,368	3,527	4,227	5,326	2,549	3,225	4,931
(Increase) decrease in assets
Prepaid expenses	-	(176)	-	(635)	(93)	-	(882)	(257)	-
Deposits	(3,990)	(1,895)	(1,795)	(2,095)	(2,045)	(2,495)	-	(1,745)	(2,095)
Due (from) to third party property managers	(1,927)	(1,750)	(1,762)	(2,018)	(2,165)	(2,246)	670	(1,917)	(2,012)
Increase (decrease) in liabilities
Accrued expenses	4,276	4,963	4,699	5,540	4,024	5,722	889	3,563	6,001
Accounts payable	-	-	-	-	-	-	670	-	-
Tenant Deposits	3,990	1,895	1,795	2,095	2,045	2,495	-	1,745	2,095
Due to (from) related parties	36,269	992	(2,919)	(2,289)	(144)	(802)	(10,392)	(2,517)	(237)
Net cash provided by (used in) operating activities	36,460	9,628	5,747	9,107	8,243	10,437	(5,894)	11,224	5,904
Cash flows from financing activities
Repayments of amounts due to related party	(327,517)	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	310,787	-	-	(300)	(800)	-	-	-	-
Distributions	(1,311)	(7,245)	(6,659)	(7,693)	(6,664)	(9,434)	(2,871)	(3,464)	(8,111)
Net cash provided by (used in) financing activities	(18,041)	(7,245)	(6,659)	(7,993)	(7,464)	(9,434)	(2,871)	(3,464)	(8,111)
Net change in cash	18,419	2,382	(912)	1,114	779	1,003	(8,765)	7,760	(2,206)
Cash at beginning of period	-	17,148	18,832	14,963	7,185	20,323	8,774	4,238	25,648
Cash at end of period	$18,419	$19,530	$17,920	$16,077	$7,963	$21,325	$9	$11,998	$23,442

Cash paid for income taxes	$101	$-	$409	$-	$-	$172	$167	$-	$-
Cash paid for interest expenses	$6,314	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$290,000	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$290,000	$255,000	$244,600	$256,280	$270,000	$387,500	$185,000	$234,600	$360,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$5,510	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Hedgecrest	Helmerich	Hermanos	Holmes	Johnson	Keystone	Laurel	Layla	Liberty
Cash flows from operating activities:
Net income (loss)	$(5,470)	$2,981	$(4,723)	$3,277	$(3,621)	$(346)	$(12,076)	$(4,291)	$(3,429)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,931	3,462	5,914	2,419	-	3,987	3,087	4,453	4,170
(Increase) decrease in assets
Prepaid expenses	-	(84)	(1,320)	(110)	-	-	-	-	(86)
Deposits	(1,995)	(2,095)	-	(1,395)	-	(2,295)	(2,295)	(2,695)	(2,395)
Due (from) to third party property managers	(1,516)	(1,788)	500	(1,454)	2,723	(2,286)	(1,769)	(2,263)	14,151
Increase (decrease) in liabilities
Accrued expenses	4,948	5,066	2,061	2,956	906	6,336	4,451	5,196	3,629
Accounts payable	-	-	500	-	2,723	-	-	-	14,151
Tenant Deposits	1,995	2,095	-	1,395	-	2,295	2,295	2,695	2,395
Due to (from) related parties	(227)	731	(19,976)	(2,610)	(2,729)	(725)	(217,197)	(1,749)	(24,833)
Net cash provided by (used in) operating activities	2,666	10,368	(17,042)	4,477	-	6,967	(223,505)	1,346	7,753
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	(115,653)	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-	364,707	-	658
Distributions	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	(1,457)	(8,805)	(5,367)
Net cash provided by (used in) financing activities	(4,900)	(6,811)	(2,178)	(5,814)	-	(8,461)	247,597	(8,805)	(4,709)
Net change in cash	(2,234)	3,557	(19,220)	(1,336)	-	(1,494)	24,092	(7,459)	3,044
Cash at beginning of period	25,648	18,024	20,497	16,072	-	20,391	-	25,430	8,847
Cash at end of period	$23,414	$21,581	$1,278	$14,736	$-	$18,897	$24,092	$17,971	$11,891

Cash paid for income taxes	$-	$416	$50	$-	$-	$155	$-	$163	$-
Cash paid for interest expenses	$-	$-	$-	$-	$191	$-	$7,746	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$335,245	$-	$-
Acquisition of property	$360,000	$254,340	$310,000	$176,290	$326,070	$346,780	$335,245	$323,670	$250,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$305,663	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$6,988	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Lithonia	Lola	Lucas	Macomber	Mallard	Marcy	Meridian	Montgomery	Northbrook
Cash flows from operating activities:
Net income (loss)	$(19,265)	$2,275	$1,797	$(155)	$97	$(797)	$(509)	$(1,204)	$(5,163)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,426	4,144	3,503	4,286	2,862	2,466	4,206	3,267	3,872
(Increase) decrease in assets
Prepaid expenses	(260)	-	(87)	(94)	(123)	-	(181)	(129)	-
Deposits	(3,990)	(2,345)	(2,495)	(2,445)	(2,195)	(2,690)	(1,850)	(2,468)	(1,895)
Due (from) to third party property managers	(2,327)	(2,041)	(1,720)	(1,403)	(761)	(1,344)	(1,733)	1,461	(1,696)
Increase (decrease) in liabilities
Accrued expenses	3,553	4,977	5,802	5,862	4,373	4,034	4,542	2,872	4,636
Accounts payable	-	-	-	-	-	-	-	1,461	-
Tenant Deposits	3,990	2,345	2,495	2,445	2,195	2,690	1,850	2,468	1,895
Due to (from) related parties	10,834	(2,068)	5,449	(1,890)	(4,423)	(5,207)	(6,162)	(2,390)	(1,249)
Net cash provided by (used in) operating activities	(3,038)	7,288	14,744	6,606	2,026	(847)	163	5,339	400
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	-	-	-	-
Net proceeds from the issuance of membership units	(300)	-	-	-	549	-	-	-	-
Distributions	(5,471)	(8,012)	(8,036)	(7,426)	(6,880)	(5,101)	(6,941)	(2,124)	(4,802)
Net cash provided by (used in) financing activities	(5,771)	(8,012)	(8,036)	(7,426)	(6,331)	(5,101)	(6,941)	(2,124)	(4,802)
Net change in cash	(8,810)	(724)	6,707	(821)	(4,305)	(5,948)	(6,778)	3,215	(4,401)
Cash at beginning of period	18,089	23,293	14,661	16,032	22,147	19,502	14,399	9,225	22,111
Cash at end of period	$9,279	$22,569	$21,369	$15,211	$17,842	$13,554	$7,621	$12,440	$17,710

Cash paid for income taxes	$-	$152	$-	$-	$-	$-	$-	$-	$261
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$283,050	$301,130	$255,000	$275,000	$208,000	$180,000	$265,000	$205,000	$281,990
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$3,192	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Northridge	Oakland	Palmore	Pebblestone	Perdita	Phoebe	Pongo	Portsmouth	Rachel
Cash flows from operating activities:
Net income (loss)	$(8,121)	$(11,627)	$(2,493)	$(1,183)	$1,716	$(13,104)	$1,267	$2,581	$(7,292)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	2,946	4,222	3,455	3,868	4,560	3,182	4,560	2,932	3,972
(Increase) decrease in assets
Prepaid expenses	-	-	(1,190)	-	(110)	-	(110)	(134)	-
Deposits	(2,543)	(2,445)	(1,645)	(2,795)	(1,995)	(2,145)	(3,143)	(2,693)	(3,093)
Due (from) to third party property managers	(1,363)	(1,976)	44	(2,271)	(1,925)	(1,944)	(2,025)	(1,295)	(1,379)
Increase (decrease) in liabilities
Accrued expenses	5,002	12,028	3,009	6,560	5,882	4,975	4,637	2,888	5,378
Accounts payable	-	-	44	-	-	-	-	-	-
Tenant Deposits	2,543	2,445	1,645	2,795	1,995	2,145	3,143	2,693	3,093
Due to (from) related parties	50,696	1,595	(16,296)	(932)	2,282	33,427	3,169	(3,536)	46,945
Net cash provided by (used in) operating activities	49,160	4,242	(13,426)	6,042	12,405	26,536	11,498	3,436	47,623
Cash flows from financing activities
Repayments of amounts due to related party	(313,097)	-	-	-	-	(308,086)	-	-	(338,607)
Net proceeds from the issuance of membership units	295,804	-	-	-	-	302,613	-	(300)	316,212
Distributions	(4,824)	(1,369)	(4,712)	(8,447)	(7,491)	(1,242)	(7,720)	(6,950)	(4,988)
Net cash provided by (used in) financing activities	(22,117)	(1,369)	(4,712)	(8,447)	(7,491)	(6,715)	(7,720)	(7,250)	(27,383)
Net change in cash	27,043	2,873	(18,138)	(2,405)	4,915	19,821	3,778	(3,815)	20,240
Cash at beginning of period	-	474	20,957	19,914	20,883	-	23,895	15,915	-
Cash at end of period	$27,043	$3,348	$2,819	$17,509	$25,798	$19,821	$27,673	$12,100	$20,240

Cash paid for income taxes	$-	$100	$-	$151	$-	$100	$-	$-	$100
Cash paid for interest expenses	$-	$7,656	$-	$-	$-	$6,011	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$269,900	$-	$-	$-	$-	$276,105	$-	$-	$288,620
Acquisition of property	$269,900	$307,000	$200,000	$336,420	$332,500	$276,105	$332,500	$213,000	$288,620
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$291,650	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$7,656	$-	$-	$-	$5,246	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Ratliff	Riverwood	Roanoke	Ross	Sansa	Sedgefield	Sheezy	Sherwood	Summerglen
Cash flows from operating activities:
Net income (loss)	$(6,325)	$1,816	$8,358	$(373)	$2,354	$(11,985)	$1,148	$3,192	$3,057
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,394	5,020	4,604	4,582	2,466	2,007	3,215	2,398	3,330
(Increase) decrease in assets
Prepaid expenses	-	(98)	(111)	-	-	-	(181)	(64)	(149)
Deposits	(2,345)	(1,995)	(2,495)	(2,545)	(1,395)	(3,243)	(2,045)	(1,395)	(1,795)
Due (from) to third party property managers	(1,804)	(2,194)	(2,404)	(2,424)	(1,383)	(3,866)	(1,015)	(1,383)	(749)
Increase (decrease) in liabilities
Accrued expenses	5,204	4,687	1,497	5,068	3,258	9,806	4,252	3,963	3,627
Accounts payable	-	-	-	-	-	-	-	-	-
Tenant Deposits	2,345	1,995	2,495	2,545	1,395	3,243	2,045	1,395	1,795
Due to (from) related parties	(1,663)	(728)	1,404	58,496	(5,619)	5,987	(882)	(8,811)	(3,578)
Net cash provided by (used in) operating activities	(193)	8,503	13,347	65,348	1,077	1,949	6,538	(705)	5,538
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(394,422)	-	(1,949)	-	-	-
Net proceeds from the issuance of membership units	-	864	671	364,451	-	-	-	-	-
Distributions	(6,966)	(6,882)	(9,758)	(9,135)	(5,229)	-	(7,517)	(5,213)	(7,026)
Net cash provided by (used in) financing activities	(6,966)	(6,018)	(9,087)	(39,106)	(5,229)	(1,949)	(7,517)	(5,213)	(7,026)
Net change in cash	(7,159)	2,485	4,260	26,242	(4,152)	-	(979)	(5,917)	(1,488)
Cash at beginning of period	24,017	10,050	22,821	-	19,502	-	18,930	16,955	12,041
Cash at end of period	$16,857	$12,535	$27,081	$26,242	$15,349	$-	$17,951	$11,038	$10,554

Cash paid for income taxes	$172	$-	$-	$100	$-	$-	$687	$-	$406
Cash paid for interest expenses	$-	$-	$-	$-	$-	$7,917	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$333,070	$-	$52,900	$-	$-	$-
Acquisition of property	$319,160	$288,000	$335,000	$333,070	$180,000	$302,900	$233,000	$175,000	$241,870
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$250,000	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Tansel	Thomas	Tytus	Vanzant	Watson	Westhaven	Wheeler	Williamson	Woodland
Cash flows from operating activities:
Net income (loss)	$1,254	$2,922	$3,620	$(8,415)	$3,515	$1,188	$3,246	$3,121	$1,486
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	4,476	3,015	3,579	4,052	2,419	3,508	2,864	3,940	2,927
(Increase) decrease in assets
Prepaid expenses	(110)	(203)	(89)	-	(110)	(158)	(129)	(174)	(84)
Deposits	(2,395)	(1,795)	(2,495)	(2,695)	(1,395)	(3,243)	(1,649)	(3,543)	(1,295)
Due (from) to third party property managers	(2,176)	(1,892)	(1,938)	(2,095)	(1,368)	(1,919)	(1,603)	339	(1,354)
Increase (decrease) in liabilities
Accrued expenses	5,328	4,538	4,417	6,132	3,841	3,468	3,475	1,472	2,414
Accounts payable	-	-	-	-	-	-	-	339	-
Tenant Deposits	2,395	1,795	2,495	2,695	1,395	3,243	1,649	3,543	1,295
Due to (from) related parties	(9,316)	(4,666)	821	52,754	(1,444)	(2,601)	(1,984)	1,525	2,586
Net cash provided by (used in) operating activities	(544)	3,714	10,411	52,427	6,854	3,486	5,870	10,564	7,975
Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(412,276)	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	699	384,745	(300)	(300)	-	465	-
Distributions	(8,425)	(6,515)	(7,905)	(7,069)	(5,616)	(7,919)	(6,685)	(9,073)	(5,136)
Net cash provided by (used in) financing activities	(8,425)	(6,515)	(7,206)	(34,601)	(5,916)	(8,219)	(6,685)	(8,608)	(5,136)
Net change in cash	(8,969)	(2,802)	3,205	17,827	939	(4,733)	(815)	1,956	2,839
Cash at beginning of period	18,170	16,283	19,860	-	15,170	18,441	18,711	22,367	3,099
Cash at end of period	$9,201	$13,481	$23,066	$17,827	$16,109	$13,708	$17,896	$24,323	$5,938

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$355,000	$-	$-	$-	$-	$-
Acquisition of property	$326,500	$219,300	$260,000	$355,000	$176,290	$255,000	$208,000	$285,000	$160,000
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$-	$-
Deemed contribution from Manager	$-	$-	$-	$-	$-	$-	$-	$-	$-

ARRIVED HOMES 3, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Woodwind	Wynde	Wyndhurst	Zane	Consolidated
Cash flows from operating activities:
Net income (loss)	$(2,618)	$1,575	$(3,326)	$2,072	(59,492)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	3,504	4,024	4,257	2,241	313,879
(Increase) decrease in assets
Prepaid expenses	(234)	(86)	-	(60)	(13,859)
Deposits	(1,695)	(2,645)	(1,995)	(1,275)	(181,847)
Due (from) to third party property managers	(1,858)	(1,909)	(1,851)	(1,304)	(116,412)
Increase (decrease) in liabilities
Accrued expenses	3,929	3,598	6,025	3,798	380,812
Accounts payable	-	-	-	-	20,915
Tenant Deposits	1,695	2,645	1,995	1,275	181,847
Due to (from) related parties	(5,377)	(6,432)	52,213	735	(1,772)
Net cash provided by (used in) operating activities	(2,654)	770	57,318	7,481	524,070
Cash flows from financing activities
Repayments of amounts due to related party	-	-	(364,165)	-	(2,905,132)
Net proceeds from the issuance of membership units	-	-	339,809	-	2,985,323
Distributions	(6,541)	(5,160)	(7,710)	(5,437)	(525,555)
Net cash provided by (used in) financing activities	(6,541)	(5,160)	(32,066)	(5,437)	(445,364)
Net change in cash	(9,196)	(4,391)	25,252	2,044	78,707
Cash at beginning of period	14,885	4,736	-	18,061	1,223,390
Cash at end of period	$5,690	$346	$25,252	$20,105	$1,302,096

Cash paid for income taxes	$-	$-	$50	$-	$6,762
Cash paid for interest expenses	$-	$-	$-	$-	$35,834

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$-	$-	$311,400	$-	$2,790,230
Acquisition of property	$255,000	$250,000	$311,400	$163,000	$22,869,590
Mortgage payable, net of capitalized loan costs for acquisition of property	$-	$-	$-	$-	$847,313
Deemed contribution from Manager	$-	$-	$-	$-	$28,591

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED HOMES 3, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 3, LLC (the “Company”) is a Delaware series limited liability company formed on January 4, 2023 under the laws of Delaware. Arrived Homes 3, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series”, that Arrived Fund Manager, LLC (the “Manager”) established. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

The following list represents each Arrived Homes 3, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date the Series’ LLC acquired the single family rental property as of June 30, 2025.

SERIES OFFERING TABLE

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Adams, a Series of Arrived Homes 3, LLC (Adams)	Arrived TN Adams, LLC	10/28/2024	11/12/2024
Arrived Series Antares, a Series of Arrived Homes 3, LLC (Antares)	Arrived GA Antares, LLC	4/24/2023	5/5/2023
Arrived Series Aramis, a Series of Arrived Homes 3, LLC (Aramis)	Arrived GA Aramis, LLC	4/27/2023	5/4/2023
Arrived Series Arkoma, a Series of Arrived Homes 3, LLC (Arkoma)	Arrived AR Arkoma, LLC	4/6/2023	4/18/2023
Arrived Series Arya, a Series of Arrived Homes 3, LLC (Arya)	Arrived AR Arya, LLC	9/27/2023	10/18/2023
Arrived Series Aspen, a Series of Arrived Homes 3, LLC (Aspen)	Arrived GA Aspen, LLC	2/27/2023	3/16/2023
Arrived Series Athos, a Series of Arrived Homes 3, LLC (Athos)	Arrived GA Athos, LLC	4/27/2023	5/9/2023
Arrived Series Barclay, a Series of Arrived Homes 3, LLC (Barclay)	Arrived NC Barclay, LLC	4/17/2023	4/26/2023
Arrived Series Bayne, a Series of Arrived Homes 3, LLC (Bayne)	Arrived TN Bayne, LLC	10/28/2024	11/20/2024
Arrived Series Bean, a Series of Arrived Homes 3, LLC (Bean)	Arrived TN Bean, LLC	2/23/2023	9/13/2023
Arrived Series Bennett, a Series of Arrived Homes 3, LLC (Bennett)	Arrived GA Bennett, LLC	2/27/2023	3/16/2023
Arrived Series Benny, a Series of Arrived Homes 3, LLC (Benny)	Arrived OK Benny, LLC	2/22/2023	3/21/2023
Arrived Series Bluebell, a Series of Arrived Homes 3, LLC (Bluebell)	Arrived KY Bluebell, LLC	4/6/2023	5/4/2023
Arrived Series Bowling, a Series of Arrived Homes 3, LLC (Bowling)	Arrived Series Bowling, a series of Arrived Homes 3, LLC	12/7/2022	2/14/2023
Arrived Series Boxwood, a Series of Arrived Homes 3, LLC (Boxwood)	Arrived MS Boxwood, LLC	10/28/2024	11/20/2024
Arrived Series Bradford, a Series of Arrived Homes 3, LLC (Bradford)	Arrived NC Bradford, LLC	4/6/2023	4/25/2023
Arrived Series Brookwood, a Series of Arrived Homes 3, LLC (Brookwood)	Arrived GA Brookwood, LLC	2/27/2023	3/9/2023
Arrived Series Bryant, a Series of Arrived Homes 3, LLC (Bryant)	Arrived GA Bryant, LLC	3/21/2023	4/20/2023
Arrived Series Caden, a Series of Arrived Homes 3, LLC (Caden)	Arrived Series Caden, a series of Arrived Homes 3, LLC	1/23/2023	2/21/2023
Arrived Series Camellia, a Series of Arrived Homes 3, LLC (Camellia)	Arrived Series Camellia, a series of Arrived Homes 3, LLC	1/23/2023	2/14/2023
Arrived Series Caterpillar, a Series of Arrived Homes 3, LLC (Caterpillar)	Arrived FL Caterpillar, LLC	4/21/2023	5/2/2023
Arrived Series Chilhowee, a Series of Arrived Homes 3, LLC (Chilhowee)	Arrived TN Chilhowee, LLC	12/21/2022	12/28/2022
Arrived Series Claremore, a Series of Arrived Homes 3, LLC (Claremore)	Arrived OK Claremore, LLC	2/17/2023	4/27/2023
Arrived Series Collinison, a Series of Arrived Homes 3, LLC (Collinison)	Arrived TN Collinison, LLC	10/30/2023	11/15/2023
Arrived Series Cordero, a Series of Arrived Homes 3, LLC (Cordero)	Arrived NM Cordero, LLC	1/24/2023	4/18/2023
Arrived Series Cristalino, a Series of Arrived Homes 3, LLC (Cristalino)	Arrived NM Cristalino, LLC	12/21/2022	2/13/2023
Arrived Series Ellie, a Series of Arrived Homes 3, LLC (Ellie)	Arrived TN Ellie, LLC	9/11/2023	9/13/2023
Arrived Series Emelina, a Series of Arrived Homes 3, LLC (Emelina)	Arrived Series Emelina, a series of Arrived Homes 3, LLC	1/10/2023	2/8/2023
Arrived Series Ethan, a Series of Arrived Homes 3, LLC (Ethan)	Arrived Series Ethan, a series of Arrived Homes 3, LLC	3/16/2023	4/27/2023
Arrived Series Frances, a Series of Arrived Homes 3, LLC (Frances)	Arrived MS Frances, LLC	10/18/2023	12/6/2023
Arrived Series Glenncrest, a Series of Arrived Homes 3, LLC (Glenncrest)	Arrived Series Glenncrest, a series of Arrived Homes 3, LLC	11/1/2023	11/15/2023
Arrived Series Gordon, a Series of Arrived Homes 3, LLC (Gordon)	Arrived GA Gordon, LLC	3/21/2023	4/11/2023
Arrived Series Haikey, a Series of Arrived Homes 3, LLC (Haikey)	Arrived OK Haikey, LLC	2/17/2023	5/17/2023
Arrived Series Hamblen, a Series of Arrived Homes 3, LLC (Hamblen)	Arrived TN Hamblen, LLC	3/10/2023	3/30/2023
Arrived Series Hancock, a Series of Arrived Homes 3, LLC (Hancock)	Arrived GA Hancock, LLC	3/28/2023	4/27/2023
Arrived Series Hardman, a Series of Arrived Homes 3, LLC (Hardman)	Arrived TN Hardman, LLC	10/24/2023	11/2/2023
Arrived Series Haven, a Series of Arrived Homes 3, LLC (Haven)	Arrived Series Haven, a series of Arrived Homes 3, LLC	11/30/2022	2/21/2023

Series Name	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Haverhill, a Series of Arrived Homes 3, LLC (Haverhill)	Arrived GA Haverhill, LLC	2/27/2023	3/16/2023
Arrived Series Haybridge, a Series of Arrived Homes 3, LLC (Haybridge)	Arrived NC Haybridge, LLC	9/28/2023	10/18/2023
Arrived Series Hedgecrest, a Series of Arrived Homes 3, LLC (Hedgecrest)	Arrived NC Hedgecrest, LLC	9/28/2023	10/18/2023
Arrived Series Helmerich, a Series of Arrived Homes 3, LLC (Helmerich)	Arrived OK Helmerich, LLC	2/17/2023	4/19/2023
Arrived Series Hermanos, a Series of Arrived Homes 3, LLC (Hermanos)	Arrived NM Hermanos, LLC	12/22/2022	1/31/2023
Arrived Series Holmes, a Series of Arrived Homes 3, LLC (Holmes)	Arrived AR Holmes, LLC	3/7/2023	3/29/2023
Arrived Series Johnson, a Series of Arrived Homes 3, LLC (Johnson)	Arrived TN Johnson, LLC	6/20/2024	6/26/2024
Arrived Series Keystone, a Series of Arrived Homes 3, LLC (Keystone)	Arrived TN Keystone, LLC	10/31/2023	12/6/2023
Arrived Series Langley, a Series of Arrived Homes 3, LLC (Langley)	Arrived VA Langley, LLC	10/23/2024	11/6/2024
Arrived Series Laurel, a Series of Arrived Homes 3, LLC (Laurel)	Arrived TN Laurel, LLC	1/19/2024	1/24/2024
Arrived Series Layla, a Series of Arrived Homes 3, LLC (Layla)	Arrived TN Layla, LLC	10/23/2023	11/15/2023
Arrived Series Liberty, a Series of Arrived Homes 3, LLC (Liberty)	Arrived GA Liberty, LLC	3/10/2023	4/25/2023
Arrived Series Lithonia, a Series of Arrived Homes 3, LLC (Lithonia)	Arrived GA Lithonia, LLC	2/27/2023	3/16/2023
Arrived Series Lola, a Series of Arrived Homes 3, LLC (Lola)	Arrived TN Lola, LLC	10/23/2023	11/15/2023
Arrived Series Lucas, a Series of Arrived Homes 3, LLC (Lucas)	Arrived GA Lucas, LLC	3/21/2023	4/20/2023
Arrived Series Macomber, a Series of Arrived Homes 3, LLC (Macomber)	Arrived GA Macomber, LLC	3/28/2023	5/2/2023
Arrived Series Mallard, a Series of Arrived Homes 3, LLC (Mallard)	Arrived Series Mallard, a series of Arrived Homes 3, LLC	3/16/2023	4/28/2023
Arrived Series Marcy, a Series of Arrived Homes 3, LLC (Marcy)	Arrived AR Marcy, LLC	9/27/2023	10/18/2023
Arrived Series Meridian, a Series of Arrived Homes 3, LLC (Meridian)	Arrived Series Meridian, a series of Arrived Homes 3, LLC	3/28/2023	4/21/2023
Arrived Series Metallo, a Series of Arrived Homes 3, LLC (Metallo)	Arrived AR Metallo, LLC	11/18/2024	12/4/2024
Arrived Series Misty, a Series of Arrived Homes 3, LLC (Misty)	Arrived MO Misty, LLC	10/29/2024	11/13/2024
Arrived Series Montgomery, a Series of Arrived Homes 3, LLC (Montgomery)	Arrived Series Montgomery, a series of Arrived Homes 3, LLC	2/28/2023	3/22/2023
Arrived Series Northbrook, a Series of Arrived Homes 3, LLC (Northbrook)	Arrived MS Northbrook, LLC	10/18/2023	11/20/2023
Arrived Series Northridge, a Series of Arrived Homes 3, LLC (Northridge)	Arrived KY Northridge, LLC	11/21/2023	12/13/2023
Arrived Series Oakland, a Series of Arrived Homes 3, LLC (Oakland)	Arrived TN Oakland, LLC	10/19/2023	10/25/2023
Arrived Series Palmore, a Series of Arrived Homes 3, LLC (Palmore)	Arrived Series Palmore, a series of Arrived Homes 3, LLC	1/26/2023	2/23/2023
Arrived Series Pebblestone, a Series of Arrived Homes 3, LLC (Pebblestone)	Arrived TN Pebblestone, LLC	10/31/2023	12/6/2023
Arrived Series Perdita, a Series of Arrived Homes 3, LLC (Perdita)	Arrived NC Perdita, LLC	4/17/2023	4/27/2023
Arrived Series Phoebe, a Series of Arrived Homes 3, LLC (Phoebe)	Arrived TN Phoebe, LLC	12/13/2023	12/27/2023
Arrived Series Pongo, a Series of Arrived Homes 3, LLC (Pongo)	Arrived NC Pongo, LLC	4/17/2023	4/27/2023
Arrived Series Portsmouth, a Series of Arrived Homes 3, LLC (Portsmouth)	Arrived VA Portsmouth, LLC	3/2/2023	3/15/2023
Arrived Series Presidio, a Series of Arrived Homes 3, LLC (Presidio)	Arrived IN Presidio, LLC	10/28/2024	11/13/2024
Arrived Series Rachel, a Series of Arrived Homes 3, LLC (Rachel)	Arrived TN Rachel, LLC	11/1/2023	11/29/2023
Arrived Series Ratliff, a Series of Arrived Homes 3, LLC (Ratliff)	Arrived TN Ratliff, LLC	10/19/2023	10/25/2023
Arrived Series Riverwood, a Series of Arrived Homes 3, LLC (Riverwood)	Arrived GA Riverwood, LLC	3/21/2023	4/26/2023
Arrived Series Roanoke, a Series of Arrived Homes 3, LLC (Roanoke)	Arrived VA Roanoke, LLC	4/28/2023	5/11/2023
Arrived Series Robinson, a Series of Arrived Homes 3, LLC (Robinson)	Arrived MS Robinson, LLC	9/5/2024	10/9/2024
Arrived Series Ross, a Series of Arrived Homes 3, LLC (Ross)	Arrived TN Ross, LLC	11/1/2023	11/29/2023
Arrived Series Sansa, a Series of Arrived Homes 3, LLC (Sansa)	Arrived AR Sansa, LLC	9/27/2023	10/18/2023
Arrived Series Sedgefield, a Series of Arrived Homes 3, LLC (Sedgefield)	Arrived NC Sedgefield, LLC	1/22/2024	1/31/2024
Arrived Series Seneca, a Series of Arrived Homes 3, LLC (Seneca)	Arrived KY Seneca, LLC	8/23/2024	9/4/2024
Arrived Series Sheezy, a Series of Arrived Homes 3, LLC (Sheezy)	Arrived TN Sheezy, LLC	11/30/2022	12/21/2022
Arrived Series Sherwood, a Series of Arrived Homes 3, LLC (Sherwood)	Arrived AR Sherwood, LLC	3/28/2023	4/25/2023
Arrived Series Spangler, a Series of Arrived Homes 3, LLC (Spangler)	Arrived KY Spangler, LLC	10/30/2024	11/20/2024
Arrived Series Summerglen, a Series of Arrived Homes 3, LLC (Summerglen)	Arrived OK Summerglen, LLC	2/17/2023	3/29/2023
Arrived Series Tansel, a Series of Arrived Homes 3, LLC (Tansel)	Arrived GA Tansel, LLC	4/18/2023	4/26/2023
Arrived Series Thomas, a Series of Arrived Homes 3, LLC (Thomas)	Arrived GA Thomas, LLC	2/27/2023	3/16/2023
Arrived Series Tomlinson, a Series of Arrived Homes 3, LLC (Tomlinson)	Arrived KY Tomlinson, LLC	10/30/2024	11/13/2024
Arrived Series Tytus, a Series of Arrived Homes 3, LLC (Tytus)	Arrived OH Tytus, LLC	4/13/2023	4/27/2023
Arrived Series Vanzant, a Series of Arrived Homes 3, LLC (Vanzant)	Arrived AR Vanzant, LLC	11/29/2023	12/6/2023
Arrived Series Watson, a Series of Arrived Homes 3, LLC (Watson)	Arrived AR Watson, LLC	3/7/2023	3/29/2023
Arrived Series Westhaven, a Series of Arrived Homes 3, LLC (Westhaven)	Arrived VA Westhaven, LLC	3/2/2023	3/31/2023
Arrived Series Wheeler, a Series of Arrived Homes 3, LLC (Wheeler)	Arrived Series Wheeler, a series of Arrived Homes 3, LLC	3/6/2023	3/31/2023
Arrived Series Williamson, a Series of Arrived Homes 3, LLC (Williamson)	Arrived VA Williamson, LLC	3/2/2023	5/8/2023
Arrived Series Woodland, a Series of Arrived Homes 3, LLC (Woodland)	Arrived Series Woodland, a series of Arrived Homes 3, LLC	3/21/2023	4/19/2023
Arrived Series Woodwind, a Series of Arrived Homes 3, LLC (Woodwind)	Arrived GA Woodwind, LLC	2/27/2023	3/9/2023
Arrived Series Wynde, a Series of Arrived Homes 3, LLC (Wynde)	Arrived Series Wynde, a series of Arrived Homes 3, LLC	3/28/2023	4/26/2023
Arrived Series Wyndhurst, a Series of Arrived Homes 3, LLC (Wyndhurst)	Arrived Series Wyndhurst, a series of Arrived Homes 3, LLC	11/17/2023	11/29/2023
Arrived Series Zane, a Series of Arrived Homes 3, LLC (Zane)	Arrived Series Zane, a series of Arrived Homes 3, LLC	4/13/2023	5/5/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Series conform to accounting principles generally accepted in the United States of America (GAAP). The Series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

The accompanying unaudited condensed financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2024, included in the Company’s Annual Report on Form 1-K filed with the SEC. The December 31, 2024 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 3, LLC and its Series listed in Note 1. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses approximate fair value due to the short-term nature of these instruments. The carrying value of the bridge financing, related party payables approximate their fair values based on interest rates and terms currently available for similar instruments

Management Fee

The Manager will receive from a series an annual asset management fee equal to six tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The Manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The Manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Mynd Property Management

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis and paid to the property manager pursuant to the property management agreement.

The property manager for each Series is specified in the latest Offering Circular under “The Series Properties Being Offered.”

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ operational notes, related party.

Due From (To) Third-party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and Series determined it was not necessary to record an allowance for credit losses as of June 30, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Serie’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company and Series continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Series assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Series recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company and Series did not record any impairment losses on long-lived assets for the six-month period ended June 30, 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received by tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital, (b) loan the amount of the operating expenses to the Series, on which the Manager and its affiliates may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company and Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company and Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company’s Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Comprehensive Income (Loss)

The Company and Series follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each Series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REIT’s a deduction for dividends paid. Since the Series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REIT’s. The rules for state tax loss carryforwards vary by state as some conform to the Federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently issued and not yet adopted and adopted accounting pronouncements

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s consolidated and consolidating financial statements, but did change how the allowance for credit losses is determined.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

June 30, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adams	$230,829	$76,000	$-	$306,829	$(4,197)	$302,632
Antares	234,124	78,041	-	312,165	(17,027)	295,138
Aramis	226,769	75,590	-	302,358	(16,492)	285,866
Arkoma	178,459	59,486	-	237,946	(13,520)	224,426
Arya	135,657	45,219	-	180,876	(7,811)	173,065
Aspen	202,343	67,448	-	269,791	(15,942)	253,848
Athos	219,648	73,216	5,840	298,704	(17,921)	280,783
Barclay	231,439	77,146	-	308,585	(17,533)	291,051
Bayne	264,381	86,906	-	351,287	(4,807)	346,480
Bean	221,579	73,860	-	295,438	(13,429)	282,009
Bennett	160,052	53,351	-	213,402	(12,610)	200,792
Benny	192,665	64,222	-	256,887	(15,180)	241,707
Bluebell	225,920	75,307	-	301,226	(16,430)	284,796
Bowling	157,406	52,469	-	209,875	(12,879)	196,996
Boxwood	243,102	81,248	-	324,350	(4,420)	319,930
Bradford	229,997	76,666	-	306,663	(17,418)	289,244
Brookwood	211,955	70,652	-	282,607	(16,700)	265,908
Bryant	211,467	70,489	5,470	287,426	(18,208)	269,218
Caden	189,056	63,019	-	252,075	(15,468)	236,607
Camellia	192,475	64,158	13,114	269,747	(20,848)	248,899
Caterpillar	226,811	75,604	-	302,414	(16,495)	285,919
Chilhowee	245,882	80,960	-	326,842	(21,608)	305,234
Claremore	177,773	59,258	-	237,030	(13,468)	223,563
Collinison	228,338	75,250	5,140	308,728	(12,969)	295,759
Cordero	190,960	63,653	21,346	275,959	(16,149)	259,810
Cristalino	232,382	77,461	-	309,843	(19,013)	290,830
Ellie	217,159	72,386	-	289,546	(13,161)	276,385
Emelina	188,311	62,770	6,975	258,056	(18,430)	239,626
Ethan	146,204	48,735	14,886	209,824	(15,042)	194,782
Frances	211,050	69,498	-	280,547	(10,872)	269,675
Glenncrest	219,509	72,500	-	292,009	(11,973)	280,036
Gordon	193,167	64,389	-	257,556	(14,634)	242,922
Haikey	185,216	61,739	-	246,955	(13,470)	233,485
Hamblen	193,966	64,655	-	258,621	(15,282)	243,339
Hancock	204,015	68,005	5,175	277,195	(17,526)	259,669
Hardman	292,918	97,639	-	390,558	(15,977)	374,580
Haven	140,196	46,732	-	186,928	(11,471)	175,457
Haverhill	177,351	59,117	-	236,468	(13,973)	222,495
Haybridge	271,195	90,398	-	361,593	(15,614)	345,979
Hedgecrest	271,195	90,398	6,073	367,666	(16,019)	351,647
Helmerich	190,433	63,478	-	253,910	(14,427)	239,483
Hermanos	232,856	77,619	16,803	327,278	(26,864)	300,414
Holmes	133,058	44,353	-	177,411	(10,483)	166,927
Johnson	248,064	81,518	-	329,582	(8,269)	321,313
Keystone	263,140	86,695	-	349,835	(13,556)	336,279
Langley	250,762	83,750	-	334,512	(4,559)	329,953
Laurel	254,681	83,811	-	338,492	(12,348)	326,144
Layla	244,911	81,637	-	326,548	(13,359)	313,189
Liberty	189,606	63,202	20,979	273,787	(20,126)	253,661
Lithonia	213,879	71,293	10,745	295,917	(19,537)	276,380
Lola	227,929	75,976	-	303,905	(12,432)	291,473
Lucas	192,650	64,217	5,675	262,542	(16,297)	246,245
Macomber	207,833	69,278	5,068	282,178	(17,058)	265,120
Mallard	157,399	52,466	-	209,866	(11,924)	197,941
Marcy	135,657	45,219	-	180,876	(7,811)	173,065
Meridian	199,873	66,624	8,575	275,072	(17,428)	257,644
Metallo	220,432	74,750	-	295,182	(3,340)	291,842
Misty	259,742	86,250	-	345,992	(4,723)	341,269
Montgomery	154,790	51,597	13,590	219,977	(15,367)	204,611
Northbrook	212,953	70,984	-	283,937	(11,616)	272,321
Northridge	194,437	67,475	-	261,912	(10,016)	251,896
Oakland	232,207	77,402	-	309,609	(13,370)	296,240
Palmore	151,605	50,535	6,990	209,131	(14,734)	194,397
Pebblestone	255,302	84,106	-	339,409	(13,152)	326,257
Perdita	250,821	83,607	-	334,428	(19,002)	315,427
Phoebe	210,002	69,026	-	279,028	(10,818)	268,210
Pongo	250,821	83,607	-	334,428	(19,002)	315,427
Portsmouth	161,270	53,757	5,989	221,015	(13,105)	207,909
Presidio	180,825	60,500	-	241,325	(3,288)	238,037
Rachel	218,441	72,814	-	291,255	(11,915)	279,340
Ratliff	241,684	80,561	-	322,245	(13,915)	308,330
Riverwood	217,223	72,408	10,721	300,352	(20,382)	279,970
Roanoke	253,193	84,398	-	337,591	(18,414)	319,177
Robinson	242,512	80,998	-	323,510	(5,144)	318,365
Ross	252,016	84,005	-	336,021	(13,746)	322,274
Sansa	135,657	45,219	-	180,876	(7,811)	173,065
Sedgefield	220,746	75,725	-	296,471	(10,034)	286,437
Seneca	223,146	73,725	-	296,871	(5,410)	291,461
Sheezy	176,837	58,250	-	235,087	(15,540)	219,547
Sherwood	131,898	43,966	-	175,864	(9,992)	165,872
Spangler	288,280	95,500	6,308	390,088	(5,872)	384,216
Summerglen	183,172	61,057	-	244,229	(14,432)	229,797
Tansel	246,162	82,054	-	328,216	(18,649)	309,567
Thomas	165,820	55,273	-	221,093	(13,064)	208,028
Tomlinson	183,250	61,250	-	244,500	(3,332)	241,168
Tytus	196,851	65,617	-	262,468	(14,913)	247,555
Vanzant	267,416	88,750	-	356,166	(13,776)	342,390
Watson	133,058	44,353	-	177,411	(10,483)	166,927
Westhaven	192,956	64,319	-	257,274	(15,202)	242,072
Wheeler	157,535	52,512	-	210,047	(12,412)	197,635
Williamson	216,704	72,235	-	288,939	(15,760)	273,179
Woodland	121,075	40,358	7,252	168,685	(12,073)	156,612
Woodwind	192,730	64,243	-	256,974	(15,185)	241,789
Wynde	188,783	62,928	5,914	257,624	(16,372)	241,252
Wyndhurst	234,133	78,044	-	312,177	(12,771)	299,406
Zane	123,239	41,080	-	164,319	(8,963)	155,356
	$19,855,368	$6,612,008	$208,628	$26,676,003	$(1,295,558)	$25,380,445

December 31, 2024

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Adams	$230,829	$76,000	$-	$306,829	$-	$306,829
Antares	234,124	78,041	-	312,165	(12,770)	299,395
Aramis	226,769	75,590	-	302,358	(12,369)	289,989
Arkoma	178,459	59,486	-	237,946	(10,275)	227,671
Arya	135,657	45,219	-	180,876	(5,344)	175,531
Aspen	202,343	67,448	-	269,791	(12,263)	257,527
Athos	219,648	73,216	5,840	298,704	(13,343)	285,361
Barclay	231,439	77,146	-	308,585	(13,325)	295,259
Bayne	264,381	86,906	-	351,287	-	351,287
Bean	221,579	73,860	-	295,438	(9,400)	286,038
Bennett	160,052	53,351	-	213,402	(9,700)	203,702
Benny	192,665	64,222	-	256,887	(11,677)	245,210
Bluebell	225,920	75,307	-	301,226	(12,323)	288,903
Bowling	157,406	52,469	-	209,875	(10,017)	199,858
Boxwood	243,102	81,248	-	324,350	-	324,350
Bradford	229,997	76,666	-	306,663	(13,238)	293,425
Brookwood	211,955	70,652	-	282,607	(12,846)	269,761
Bryant	211,467	70,489	5,470	287,426	(13,816)	273,609
Caden	189,056	63,019	-	252,075	(12,031)	240,044
Camellia	192,475	64,158	13,114	269,747	(16,037)	253,710
Caterpillar	226,811	75,604	-	302,414	(12,371)	290,043
Chilhowee	245,882	80,960	-	326,842	(17,137)	309,705
Claremore	177,773	59,258	-	237,030	(10,235)	226,795
Collinison	228,338	75,250	-	303,588	(8,303)	295,285
Cordero	190,960	63,653	21,346	275,959	(12,288)	263,670
Cristalino	232,382	77,461	-	309,843	(14,788)	295,055
Ellie	217,159	72,386	-	289,546	(9,213)	280,333
Emelina	188,311	62,770	6,975	258,056	(14,308)	243,748
Ethan	146,204	48,735	14,886	209,824	(10,895)	198,929
Frances	211,050	69,498	-	280,547	(7,035)	273,512
Glenncrest	219,509	72,500	-	292,009	(7,982)	284,027
Gordon	193,167	64,389	-	257,556	(11,122)	246,434
Haikey	185,216	61,739	-	246,955	(10,103)	236,852
Hamblen	193,966	64,655	-	258,621	(11,755)	246,865
Hancock	204,015	68,005	5,175	277,195	(13,299)	263,896
Hardman	292,918	97,639	-	390,558	(10,652)	379,906
Haven	140,196	46,732	-	186,928	(8,922)	178,006
Haverhill	177,351	59,117	-	236,468	(10,749)	225,720
Haybridge	271,195	90,398	-	361,593	(10,683)	350,910
Hedgecrest	271,195	90,398	-	361,593	(10,683)	350,910
Helmerich	190,433	63,478	-	253,910	(10,964)	242,946
Hermanos	232,856	77,619	16,803	327,278	(20,950)	306,328
Holmes	133,058	44,353	-	177,411	(8,064)	169,346
Johnson	248,064	81,518	-	329,582	(3,759)	325,823
Keystone	263,140	86,695	-	349,835	(8,771)	341,063
Langley	250,762	83,750	-	334,512	-	334,512
Laurel	254,681	83,811	-	338,492	(7,718)	330,775
Layla	244,911	81,637	-	326,548	(8,906)	317,642
Liberty	189,606	63,202	20,979	273,787	(14,581)	259,206
Lithonia	213,879	71,293	10,745	295,917	(14,574)	281,343
Lola	227,929	75,976	-	303,905	(8,288)	295,617
Lucas	192,650	64,217	5,675	262,542	(12,227)	250,315
Macomber	207,833	69,278	5,068	282,178	(12,772)	269,405
Mallard	157,399	52,466	-	209,866	(9,062)	200,803
Marcy	135,657	45,219	-	180,876	(5,344)	175,531
Meridian	199,873	66,624	8,575	275,072	(12,937)	262,135
Metallo	220,432	74,750	-	295,182	-	295,182
Misty	259,742	86,250	-	345,992	-	345,992
Montgomery	154,790	51,597	13,590	219,977	(11,193)	208,784
Northbrook	212,953	70,984	-	283,937	(7,744)	276,193
Northridge	194,437	67,475	-	261,912	(6,481)	255,431
Oakland	232,207	77,402	-	309,609	(9,148)	300,462
Palmore	151,605	50,535	6,990	209,131	(11,279)	197,852
Pebblestone	255,302	84,106	-	339,409	(8,510)	330,898
Perdita	250,821	83,607	-	334,428	(14,441)	319,987
Phoebe	210,002	69,026	-	279,028	(7,000)	272,028
Pongo	250,821	83,607	-	334,428	(14,441)	319,987
Portsmouth	161,270	53,757	-	215,026	(9,774)	205,252
Presidio	180,825	60,500	-	241,325	-	241,325
Rachel	218,441	72,814	-	291,255	(7,943)	283,311
Ratliff	241,684	80,561	-	322,245	(9,521)	312,724
Riverwood	217,223	72,408	10,721	300,352	(15,361)	284,990
Roanoke	253,193	84,398	-	337,591	(13,811)	323,781
Robinson	242,512	80,998	-	323,510	(735)	322,775
Ross	252,016	84,005	-	336,021	(9,164)	326,857
Sansa	135,657	45,219	-	180,876	(5,344)	175,531
Sedgefield	220,746	75,725	-	296,471	(6,020)	290,451
Seneca	223,146	73,725	-	296,871	(1,352)	295,518
Sheezy	176,837	58,250	-	235,087	(12,325)	222,762
Sherwood	131,898	43,966	-	175,864	(7,594)	168,270
Spangler	288,280	95,500	6,308	390,088	-	390,088
Summerglen	183,172	61,057	-	244,229	(11,101)	233,128
Tansel	246,162	82,054	-	328,216	(14,173)	314,043
Thomas	165,820	55,273	-	221,093	(10,050)	211,043
Tomlinson	183,250	61,250	-	244,500	-	244,500
Tytus	196,851	65,617	-	262,468	(11,334)	251,134
Vanzant	267,416	88,750	-	356,166	(8,914)	347,252
Watson	133,058	44,353	-	177,411	(8,064)	169,346
Westhaven	192,956	64,319	-	257,274	(11,694)	245,580
Wheeler	157,535	52,512	-	210,047	(9,548)	200,499
Williamson	216,704	72,235	-	288,939	(11,820)	277,119
Woodland	121,075	40,358	7,252	168,685	(9,147)	159,538
Woodwind	192,730	64,243	-	256,974	(11,681)	245,293
Wynde	188,783	62,928	5,914	257,624	(12,348)	245,276
Wyndhurst	234,133	78,044	-	312,177	(8,514)	303,663
Zane	123,239	41,080	-	164,319	(6,722)	157,597
	$19,855,368	$6,612,008	$191,426	$26,658,802	$(916,508)	$25,742,294

Depreciation expense was $379,050 and $313,879, respectively, for the six months ended June 30, 2025 and 2024.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

For the six months ended June 30, 2025, several Series repaid bridge financing from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $2,349,683. The repayments were funded through proceeds raised from the issuance of membership units. The principal and all accrued interest were repaid in full.

Interest expense related to this financing for the six months ended June 30, 2025 and 2024 was $17,421 and $35,834, respectively.

NOTE 6: OPERATIONAL NOTES, RELATED PARTY

For the six months ended June 30, 2025, several Series obtained operational notes from a related party, Arrived Short Term Notes, LLC, in an aggregate amount of $103,500. These notes have a term of 18 months and bear interest at a rate of 6.5% to 7.5% per annum. The operational notes do not have any prepayment penalties. The proceeds were used for property improvements and other operating needs. Interest expense associated with these notes for the six months ended June 30, 2025 and 2024 was $3,712 and $0, respectively.

NOTE 7: MEMBERS’ EQUITY

Each Series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy.

The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series. The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

As of June 30, 2025 and 2024, the Series closed on its public offerings for net proceeds of $2,711,403 and $2,985,323, respectively. The following is a summary of the public offerings by each Series.

June 30, 2025

Series	# of Units Issued	Net proceeds from the issuance of membership units	Brokerage fee (1%)	Offering expense (2%)
Adams	36,087	$334,077	$3,609	$7,224
Antares	-	-	-	-
Aramis	-	-	-	-
Arkoma	-	-	-	-
Arya	-	-	-	-
Aspen	-	-	-	-
Athos	-	-	-	-
Barclay	-	-	-	-
Bayne	41,105	380,478	4,111	8,222
Bean	-	-	-	-
Bennett	-	-	-	-
Benny	-	-	-	-
Bluebell	-	-	-	-
Bowling	-	-	-	-
Boxwood	38,181	353,436	3,818	7,636
Bradford	-	-	-	-
Brookwood	-	-	-	-
Bryant	-	-	-	-
Caden	-	-	-	-
Camellia	-	-	-	-
Caterpillar	-	-	-	-
Chilhowee	-	-	-	-
Claremore	-	-	-	-
Collinison	-	-	-	-
Cordero	-	-	-	-
Cristalino	-	-	-	-
Ellie	-	-	-	-
Emelina	-	-	-	-
Ethan	-	-	-	-
Frances	-	-	-	-
Glenncrest	-	-	-	-
Gordon	-	-	-	-
Haikey	-	-	-	-
Hamblen	-	-	-	-
Hancock	-	-	-	-
Hardman	-	-	-	-
Haven	-	-	-	-
Haverhill	-	-	-	-
Haybridge	-	-	-	-
Hedgecrest	-	-	-	-
Helmerich	-	-	-	-
Hermanos	-	-	-	-
Holmes	-	-	-	-
Johnson	-	-	-	-
Keystone	-	-	-	-
Langley	39,184	362,757	3,918	7,845
Laurel	-	-	-	-
Layla	-	-	-	-
Liberty	-	-	-	-
Lithonia	-	-	-	-
Lola	-	-	-	-
Lucas	-	-	-	-
Macomber	-	-	-	-
Mallard	-	-	-	-
Marcy	-	-	-	-
Meridian	-	-	-	-
Metallo	34,888	322,979	3,489	6,982
Misty	50	495	5	-
Montgomery	-	-	-	-
Northbrook	-	-	-	-
Northridge	-	-	-	-
Oakland	-	-	-	-
Palmore	-	-	-	-
Pebblestone	-	-	-	-
Perdita	-	-	-	-
Phoebe	-	-	-	-
Pongo	-	-	-	-
Portsmouth	-	-	-	-
Presidio	28,661	265,302	2,867	5,741
Rachel	-	-	-	-
Ratliff	-	-	-	-
Riverwood	-	-	-	-
Roanoke	-	-	-	-
Robinson	-	-	-	-
Ross	-	-	-	-
Sansa	-	-	-	-
Sedgefield	-	-	-	-
Seneca	-	-	-	-
Sheezy	-	-	-	-
Sherwood	-	-	-	-
Spangler	45,431	420,629	4,543	9,088
Summerglen	-	-	-	-
Tansel	-	-	-	-
Thomas	-	-	-	-
Tomlinson	29,289	271,251	2,929	5,860
Tytus	-	-	-	-
Vanzant	-	-	-	-
Watson	-	-	-	-
Westhaven	-	-	-	-
Wheeler	-	-	-	-
Williamson	-	-	-	-
Woodland	-	-	-	-
Woodwind	-	-	-	-
Wynde	-	-	-	-
Wyndhurst	-	-	-	-
Zane	-	-	-	-
	292,876	$2,711,403	$29,289	$58,598

June 30, 2024

Series	# of Units Issued	Net proceeds from the issuance of membership units	Brokerage fee (1%)	Offering expense (2%)
Antares	-	$-	$-	$-
Aramis	65	650	-	(10)
Arkoma	-	-	-	-
Arya	-	-	-	-
Aspen	(10)	(100)	-	-
Athos	76	762	-	(12)
Barclay	29	289	-	11
Bean	-	-	-	-
Bennett	-	-	-	-
Benny	(30)	(300)	-	-
Bluebell	-	-	-	-
Bowling	-	-	-	-
Bradford	-	-	-	-
Brookwood	(30)	(300)	-	-
Bryant	(30)	(300)	-	-
Caden	-	-	-	-
Camellia	-	-	-	-
Caterpillar	-	-	-	-
Chilhowee	-	-	-	-
Claremore	(30)	(300)	-	-
Collinison	-	-	-	-
Cordero	-	-	-	-
Cristalino	(10)	(100)	-	-
Ellie	-	-	-	-
Emelina	-	-	-	-
Ethan	-	-	-	-
Frances	30,429	304,290	3,277	6,583
Glenncrest	31,079	310,787	3,361	6,722
Gordon	-	-	-	-
Haikey	-	-	-	-
Hamblen	(30)	(300)	-	-
Hancock	(80)	(800)	-	-
Hardman	-	-	-	-
Haven	-	-	-	-
Haverhill	-	-	-	-
Haybridge	-	-	-	-
Hedgecrest	-	-	-	-
Helmerich	-	-	-	-
Hermanos	-	-	-	-
Holmes	-	-	-	-
Johnson	-	-	-	-
Keystone	-	-	-	-
Laurel	36,471	364,707	3,941	7,882
Layla	-	-	-	-
Liberty	66	658	-	(8)
Lithonia	(30)	(300)	-	-
Lola	-	-	-	-
Lucas	-	-	-	-
Macomber	-	-	-	-
Mallard	55	549	-	1
Marcy	-	-	-	-
Meridian	-	-	-	-
Montgomery	-	-	-	-
Northbrook	-	-	-	-
Northridge	29,580	295,804	3,196	6,391
Oakland	-	-	-	-
Palmore	-	-	-	-
Pebblestone	-	-	-	-
Perdita	-	-	-	-
Phoebe	30,261	302,613	3,269	6,538
Pongo	-	-	-	-
Portsmouth	(30)	(300)	-	-
Rachel	31,621	316,212	3,416	6,842
Ratliff	-	-	-	-
Riverwood	86	864	-	(14)
Roanoke	67	671	-	(11)
Ross	36,445	364,451	3,937	7,882
Sansa	-	-	-	-
Sedgefield	-	-	-	-
Sheezy	-	-	-	-
Sherwood	-	-	-	-
Summerglen	-	-	-	-
Tansel	-	-	-	-
Thomas	-	-	-	-
Tytus	70	699	-	(9)
Vanzant	38,474	384,745	4,159	8,317
Watson	(30)	(300)	-	-
Westhaven	(30)	(300)	-	-
Wheeler	-	-	-	-
Williamson	47	465	-	(5)
Woodland	-	-	-	-
Woodwind	-	-	-	-
Wynde	-	-	-	-
Wyndhurst	33,981	339,809	3,672	7,349
Zane	-	-	-	-
	298,532	$2,985,323	$32,227	$64,449

During the six months ended June 30, 2025 and 2024, the Series had redemptions of membership interests of $0 and $3,700, respectively.

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $624,097 and $520,385, respectively, during the six months ended June 30, 2025 and 2024.

Distributions

During the six months ended June 30, 2025 and 2024, 96 and 83 Series, respectively, recorded distributions to the investors of the respective Series totaling $569,798 and $525,555, respectively, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2025 and 2024.

Series	June 30, 2025	June 30, 2024
Adams	$6,568	$-
Antares	7,064	7,137
Aramis	5,924	6,806
Arkoma	5,839	6,519
Arya	4,091	5,080
Aspen	4,500	4,061
Athos	5,050	7,557
Barclay	7,708	7,963
Bayne	5,878	-
Bean	7,230	8,287
Bennett	6,076	6,277
Benny	4,265	6,616
Bluebell	7,811	8,202
Bowling	5,454	5,381
Boxwood	5,191	-
Bradford	7,263	7,263
Brookwood	6,210	6,576
Bryant	5,728	6,886
Caden	2,261	5,463
Camellia	6,562	7,425
Caterpillar	3,467	5,790
Chilhowee	7,079	9,451
Claremore	2,947	6,649
Collinison	4,948	7,725
Cordero	7,394	8,852
Cristalino	5,756	2,462
Ellie	971	7,532
Emelina	3,021	5,229
Ethan	2,686	3,877
Frances	9,895	7,791
Glenncrest	7,293	1,311
Gordon	6,819	7,245
Haikey	6,311	6,659
Hamblen	6,094	7,693
Hancock	7,418	6,664
Hardman	9,433	9,434
Haven	4,242	2,871
Haverhill	6,402	3,464
Haybridge	4,984	8,111
Hedgecrest	7,097	4,900
Helmerich	6,510	6,811
Hermanos	5,408	2,178
Holmes	3,076	5,814
Johnson	8,429	-
Keystone	8,621	8,461
Langley	8,111	-
Laurel	9,804	1,457
Layla	9,035	8,805
Liberty	4,204	5,367
Lithonia	4,638	5,471
Lola	9,401	8,012
Lucas	1,843	8,036
Macomber	6,216	7,426
Mallard	5,398	6,880
Marcy	6,705	5,101
Meridian	5,364	6,941
Metallo	-	-
Misty	8,938	-
Montgomery	3,903	2,124
Northbrook	6,236	4,802
Northridge	5,303	4,824
Oakland	9,186	1,369
Palmore	1,861	4,712
Pebblestone	8,721	8,447
Perdita	7,138	7,491
Phoebe	7,846	1,242
Pongo	7,720	7,720
Portsmouth	3,536	6,950
Presidio	2,895	-
Rachel	7,481	4,988
Ratliff	8,548	6,966
Riverwood	6,426	6,882
Roanoke	9,123	9,758
Robinson	8,550	-
Ross	10,119	9,135
Sansa	6,238	5,229
Sedgefield	7,937	-
Seneca	7,638	-
Sheezy	6,291	7,517
Sherwood	6,349	5,213
Spangler	1,499	-
Summerglen	4,789	7,026
Tansel	3,039	8,425
Thomas	4,266	6,515
Tomlinson	1,904	-
Tytus	7,997	7,905
Vanzant	9,980	7,069
Watson	5,609	5,616
Westhaven	3,941	7,919
Wheeler	6,760	6,685
Williamson	8,300	9,073
Woodland	4,394	5,136
Woodwind	330	6,541
Wynde	6,652	5,160
Wyndhurst	3,121	7,710
Zane	5,537	5,437
	$569,798	$525,555

NOTE 8: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Fund Manager, LLC, is the managing member with common management of the Series.

Mortgage Payable

None of the Series had mortgages with the Manager in connection with the purchases of the respective properties.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2025, certain Series owed an aggregate of $307,645 and including the initial funding for the certain properties’ purchases. As of June 30, 2025, certain Series were owed an aggregate of $2,646 from the Manager. These advances are interest-free and do not have defined repayment terms.

Deemed Contributions

During the six months ended June 30, 2025 and 2024, certain Series received deemed contributions from the Manager, amounting to $28,006 and $28,591, respectively, in exchange for forgiveness of previously due amounts.

Management Compensation

During the six months ended June 30, 2025 and 2024, total management fees charged by the Manager, including asset management fees and property management fees, were an aggregate of $123,252 and $96,853, respectively.

The following table reflects the total management compensations paid by Series during the six months ended June 30, 2025 and 2024.

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expense	Asset management fee	Reimbursement of acquisition expenses	Property management fee, related party
Adams	$10,640	$5,320	$7,224	$912	$2,500	$606
Antares	-	-	-	930	-	514
Aramis	-	-	-	900	-	562
Arkoma	-	-	-	711	-	302
Arya	-	-	-	540	-	250
Aspen	-	-	-	803	-	847
Athos	-	-	-	870	-	586
Barclay	-	-	-	921	-	532
Bayne	12,160	6,080	8,222	869	2,500	588
Bean	-	-	-	878	-	610
Bennett	-	-	-	635	-	237
Benny	-	-	-	765	-	442
Bluebell	-	-	-	900	-	598
Bowling	-	-	-	624	-	225
Boxwood	11,280	5,640	7,636	808	2,500	422
Bradford	-	-	-	915	-	502
Brookwood	-	-	-	842	-	262
Bryant	-	-	-	840	-	586
Caden	-	-	-	750	-	416
Camellia	-	-	-	765	-	266
Caterpillar	-	-	-	900	-	215
Chilhowee	-	-	-	972	-	730
Claremore	-	-	-	704	-	310
Collinison	-	-	-	903	-	586
Cordero	-	-	-	765	-	562
Cristalino	-	-	-	930	-	802
Ellie	-	-	-	860	-	341
Emelina	-	-	-	750	-	302
Ethan	-	-	-	579	-	288
Frances	-	-	-	834	-	554
Glenncrest	-	-	-	870	-	448
Gordon	-	-	-	765	-	490
Haikey	-	-	-	734	-	437
Hamblen	-	-	-	769	-	400
Hancock	-	-	-	810	-	615
Hardman	-	-	-	1,163	-	778
Haven	-	-	-	555	-	298
Haverhill	-	-	-	704	-	176
Haybridge	-	-	-	1,080	-	269
Hedgecrest	-	-	-	1,080	-	496
Helmerich	-	-	-	763	-	384
Hermanos	-	-	-	930	-	623
Holmes	-	-	-	529	-	236
Johnson	-	-	-	978	-	742
Keystone	-	-	-	1,040	-	800
Langley	11,550	5,770	7,845	995	2,500	802
Laurel	-	-	-	1,006	-	682
Layla	-	-	-	971	-	650
Liberty	-	-	-	750	-	514
Lithonia	-	-	-	849	-	279
Lola	-	-	-	903	-	598
Lucas	-	-	-	765	-	257
Macomber	-	-	-	825	-	646
Mallard	-	-	-	624	-	348
Marcy	-	-	-	540	-	232
Meridian	-	-	-	795	-	464
Metallo	10,290	5,140	6,982	887	2,500	72
Misty	-	-	-	1,035	-	815
Montgomery	-	-	-	615	-	370
Northbrook	-	-	-	846	-	490
Northridge	-	-	-	810	-	402
Oakland	-	-	-	921	-	646
Palmore	-	-	-	600	-	224
Pebblestone	-	-	-	1,009	-	682
Perdita	-	-	-	998	-	538
Phoebe	-	-	-	828	-	523
Pongo	-	-	-	998	-	586
Portsmouth	-	-	-	639	-	618
Presidio	8,470	4,230	5,741	605	2,500	278
Rachel	-	-	-	866	-	387
Ratliff	-	-	-	957	-	598
Riverwood	-	-	-	864	-	586
Roanoke	-	-	-	1,005	-	778
Robinson	-	-	-	967	-	714
Ross	-	-	-	999	-	700
Sansa	-	-	-	540	-	239
Sedgefield	-	-	-	909	-	701
Seneca	-	-	-	885	-	658
Sheezy	-	-	-	699	-	476
Sherwood	-	-	-	525	-	250
Spangler	13,370	6,680	9,088	955	2,500	353
Summerglen	-	-	-	726	-	512
Tansel	-	-	-	980	-	594
Thomas	-	-	-	658	-	144
Tomlinson	8,570	4,280	5,860	490	2,500	222
Tytus	-	-	-	780	-	562
Vanzant	-	-	-	1,065	-	658
Watson	-	-	-	529	-	250
Westhaven	-	-	-	765	-	502
Wheeler	-	-	-	624	-	403
Williamson	-	-	-	855	-	527
Woodland	-	-	-	480	-	202
Woodwind	-	-	-	765	-	357
Wynde	-	-	-	750	-	526
Wyndhurst	-	-	-	934	-	209
Zane	-	-	-	489	-	192
	$86,330	$43,140	$58,598	$78,016	$20,000	$45,236

June 30, 2024

Series	Sourcing fees	Financing and holding expenses	Offering expense	Asset management fee	Reimbursement of acquisition expenses	Property management fee, related party
Antares	$-	$-	$-	$1,085	$-	$514
Aramis	-	(640)	(10)	1,050	180	513
Arkoma	-	-	-	830	-	288
Arya	-	-	-	630	-	228
Aspen	-	-	-	803	-	140
Athos	-	(750)	(12)	1,015	190	579
Barclay	-	(300)	11	1,075	820	476
Bean	-	-	-	1,025	-	547
Bennett	-	-	-	635	-	170
Benny	-	-	-	765	-	423
Bluebell	-	-	-	1,050	-	598
Bowling	-	-	-	624	-	-
Bradford	-	-	-	1,068	-	502
Brookwood	-	-	-	842	-	187
Bryant	-	-	-	840	-	564
Caden	-	-	-	750	-	207
Camellia	-	-	-	765	-	-
Caterpillar	-	-	-	1,050	-	180
Chilhowee	-	-	-	972	-	793
Claremore	-	-	-	704	-	356
Collinison	-	-	-	903	-	552
Cordero	-	-	-	765	-	597
Cristalino	-	-	-	930	-	530
Ellie	-	-	-	1,003	-	599
Emelina	-	-	-	750	-	388
Ethan	-	-	-	579	-	251
Frances	9,720	4,860	6,583	417	2,500	421
Glenncrest	10,150	5,070	6,722	(290)	2,500	508
Gordon	-	-	-	893	-	404
Haikey	-	-	-	734	-	399
Hamblen	-	-	-	769	-	544
Hancock	-	-	-	810	-	508
Hardman	-	-	-	1,163	-	774
Haven	-	-	-	555	-	256
Haverhill	-	-	-	704	-	315
Haybridge	-	-	-	1,080	-	390
Hedgecrest	-	-	-	1,080	-	269
Helmerich	-	-	-	763	-	408
Hermanos	-	-	-	930	-	471
Holmes	-	-	-	529	-	209
Johnson	-	-	-	-	-	-
Keystone	-	-	-	1,040	-	526
Laurel	11,730	5,860	7,882	168	2,500	525
Layla	-	-	-	1,133	-	397
Liberty	-	(650)	(8)	875	250	499
Lithonia	-	-	-	849	-	74
Lola	-	-	-	1,054	-	534
Lucas	-	-	-	893	-	542
Macomber	-	-	-	963	-	595
Mallard	-	(550)	1	728	610	418
Marcy	-	-	-	630	-	134
Meridian	-	-	-	928	-	312
Montgomery	-	-	-	275	-	228
Northbrook	-	-	-	846	-	245
Northridge	9,440	4,720	6,391	810	2,500	131
Oakland	-	-	-	(461)	-	340
Palmore	-	-	-	600	-	191
Pebblestone	-	-	-	1,009	-	470
Perdita	-	-	-	1,164	-	538
Phoebe	9,660	4,830	6,538	(276)	2,500	251
Pongo	-	-	-	1,164	-	586
Portsmouth	-	-	-	639	-	386
Rachel	10,100	5,050	6,842	433	2,500	264
Ratliff	-	-	-	1,117	-	343
Riverwood	-	(850)	(14)	1,008	(294)	163
Roanoke	-	(660)	(11)	1,173	130	896
Ross	11,650	5,820	7,882	500	2,500	613
Sansa	-	-	-	630	-	244
Sedgefield	-	-	-	-	-	275
Sheezy	-	-	-	699	-	446
Sherwood	-	-	-	613	-	223
Summerglen	-	-	-	687	-	478
Tansel	-	-	-	1,143	-	569
Thomas	-	-	-	658	-	189
Tytus	-	(690)	(9)	910	240	523
Vanzant	12,420	6,210	8,317	533	2,500	489
Watson	-	-	-	529	-	250
Westhaven	-	-	-	765	-	620
Wheeler	-	-	-	624	-	372
Williamson	-	(460)	(5)	998	190	538
Woodland	-	-	-	560	-	202
Woodwind	-	-	-	765	-	169
Wynde	-	-	-	750	-	494
Wyndhurst	10,890	5,440	7,349	467	2,500	528
Zane	-	-	-	571	-	192
	$95,760	$42,310	$64,449	$63,799	$24,816	$33,054

NOTE 9: INCOME TAXES

The Company is taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company is treated as a real estate investment trust (“REIT”) under the Internal Revenue Code.

As a REIT, the Company generally is not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided it meets all REIT qualification requirements, including distributing at least 90% of its taxable income and satisfying certain asset and income tests. For the year ended December 31, 2025, the Company anticipates that it will qualify as a REIT. As a result, the Company does not expect to incur a current federal tax liability for the year and thus, no tax provision is reflected for Series with net income for the six months ended June 30, 2025 and 2024. For Series with net losses for the six months ended June 30, 2025 and 2024, no income tax benefit is recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company evaluates temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. As of  June 30, 2025 and December 31, 2024, the Company did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded

Although the Company expects to qualify and be taxed as a REIT for U.S. federal income tax purposes, it may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2025 and 2024, state income and franchise tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of operations. As of December 31, 2024, the Company had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2025. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2025 and December 31, 2024.

The Company is not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s 2024 and 2023 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 10: SUBSEQUENT EVENTS

During the period from July 1, 2025 through August 31, 2025, the Company has declared and paid aggregate dividends totaling $214,453.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 3, LLC
2.2*	Amended and Restated Limited Liability Company Agreement of Arrived Homes 3, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 3, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a Series of Arrived Homes 3, LLC
6.1*	Broker Dealer Agreement, dated January 4, 2023 between Arrived Homes 3, LLC and Dalmore Group, LLC
6.2*	Transfer Registrar Services Agreement, dated January 13, 2023, between Arrived Homes 3, LLC and Colonial Stock Transfer Company
6.3*	Form of Promissory Note
6.4*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.5*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.6*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Chilhowee property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chilhowee dated December 21, 2022 for Arrived Series Chilhowee property
6.7*	Purchase and Sale Agreement dated November 29, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sheezy property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sheezy dated November 30, 2022 for Arrived Series Sheezy property
6.8*	Purchase and Sale Agreement dated December 12, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bowling Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bowling dated December 16,2022 for Arrived Series Bowling Property
6.9*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caden Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caden dated January 22,2023 for Arrived Series Caden Property
6.10*	Purchase and Sale Agreement dated January 23, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cristalino dated December 21,2022 for Arrived Series Cristalino Property
6.10.2*	Counteroffer to Offer dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.10.3*	Addendum to Purchase and Sale Agreement dated December 16, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cristalino Property
6.11*	Purchase and Sale Agreement dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Emelina Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Emelina dated January 10, 2023 for Arrived Series Emelina Property
6.12*	Purchase and Sale Agreement dated December 20, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Haven Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haven dated December 21,2022 for Arrived Series Haven Property

6.12.2*	Addendum to Purchase and Sale Agreement dated January 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haven Property
6.13*	Purchase and Sale Agreement dated December 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Hermanos Property
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hermanos dated January 10, 2023 for Arrived Series Hermanos Property
6.13.2*	Counteroffer to Offer dated January 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hermanos Property
6.14*	Form of Property Management Agreement dated [*], 202[*], between Great Jones and Arrived Series [*], a series of Arrived Homes 3, LLC
6.15*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aspen Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aspen dated February 28, 2023 for Arrived Series Aspen Property
6.16*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bennett Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bennett dated February 28, 2023 for Arrived Series Bennett Property
6.17*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Brookwood Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Brookwood dated February 28, 2023 for Arrived Series Brookwood Property
6.18*	Purchase and Sale Agreement dated January 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Camellia Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Camellia dated January 23,2023 for Arrived Series Camellia Property.
6.19*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haverhill Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haverhill dated February 28, 2023 for Arrived Series Haverhill Property
6.20*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lithonia Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lithonia dated February 28, 2023 for Arrived Series Lithonia Property
6.21*	Purchase and Sale Agreement dated January 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Palmore Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palmore dated January 28, 2023 for Arrived Series Palmore Property
6.22*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Thomas Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Thomas dated January 28, 2023 for Arrived Series Thomas Property
6.23*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodwind Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodwind dated February 28, 2023 for Arrived Series Woodwind Property
6.24*	Form of Property Management Agreement dated [*], 202[*], between Mynd and Arrived Series [*], a series of Arrived Homes 3, LLC
6.25*	Purchase and Sale Agreement dated February 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Benny Property

6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Benny dated February 22, 2023 for Arrived Series Benny Property
6.26*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Montgomery Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Montgomery dated February 24, 2023 for Arrived Series Montgomery Property
6.26.2*	Addendum to Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Montgomery Property
6.27*	Purchase and Sale Agreement dated February 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Portsmouth Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Portsmouth dated March 6, 2023 for Arrived Series Portsmouth Property
6.28*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Summerglen Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Summerglen dated March 8, 2023 for Arrived Series Summerglen Property
6.28.2*	Addendum to Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Summerglen Property
6.29*	Purchase and Sale Agreement dated February 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Westhaven Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westhaven dated February 24, 2023 for Arrived Series Westhaven Property
6.30*	Form of Property Management Agreement dated [*], 202[*], between Darwin Homes and Arrived Series [*], a series of Arrived Homes 3, LLC
6.31*	Purchase and Sale Agreement dated March 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Cordero Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordero dated March 7, 2023 for Arrived Series Cordero Property
6.32*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ethan Property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ethan dated March 16, 2023 for Arrived Series Ethan Property
6.33*	Purchase and Sale Agreement dated March 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hamblen Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hamblen dated March 10, 2023 for Arrived Series Hamblen Property
6.34*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Holmes Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holmes dated March 7, 2023 for Arrived Series Holmes Property
6.35*	Purchase and Sale Agreement dated February 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Watson Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Watson dated March 7, 2023 for Arrived Series Watson Property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wheeler Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wheeler dated March 6, 2023 for Arrived Series Wheeler Property
6.37*	Purchase and Sale Agreement dated March 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bryant Property

6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bryant dated March 22, 2023 for Arrived Series Bryant Property
6.37.2*	Addendum to Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Bryant Property
6.38*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Claremore Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Claremore dated March 1, 2023 for Arrived Series Claremore Property
6.38.2*	Addendum to Purchase and Sale Agreement dated March 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Claremore Property
6.39*	Purchase and Sale Agreement dated February 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haikey Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haikey dated March 1, 2023 for Arrived Series Haikey Property
6.40*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hancock Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hancock dated March 28, 2023 for Arrived Series Hancock Property
6.41*	Purchase and Sale Agreement dated February 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Helmerich Property
6.41.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Helmerich dated March 1, 2023 for Arrived Series Helmerich Property
6.41.2*	Addendum to Purchase and Sale Agreement dated March 15, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Helmerich Property
6.42*	Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wynde Property
6.42.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wynde dated April 5, 2023 for Arrived Series Wynde Property
6.43*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arkoma Property
6.43.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arkoma dated March 1, 2023 for Arrived Series Arkoma Property
6.43.2*	Addendum to Purchase and Sale Agreement dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arkoma Property
6.44*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Gordon Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gordon dated March 30, 2023 for Arrived Series Gordon Property
6.45*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lucas Property
6.45*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lucas dated April 4, 2023 for Arrived Series Lucas Property
6.46*	Purchase and Sale Agreement dated April 18, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Macomber Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Macomber dated March 1, 2023 for Arrived Series Macomber Property
6.47*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Meridian Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Meridian dated March 28, 2023 for Arrived Series Meridian Property

6.47.2*	Counteroffer to Offer dated March 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Meridian Property
6.48*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Perdita Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Perdita dated April 18, 2023 for Arrived Series Perdita Property
6.49*	Purchase and Sale Agreement dated March 27, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pongo Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pongo dated April 19, 2023 for Arrived Series Pongo Property
6.50*	Purchase and Sale Agreement dated March 22, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Woodland Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Woodland dated March 17, 2023 for Arrived Series Woodland Property
6.51*	Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Antares Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Antares dated April 24, 2023 for Arrived Series Antares Property
6.51.2*	Counteroffer to Offer dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Antares Property
6.52*	Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Aramis Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aramis dated April 14, 2023 for Arrived Series Aramis Property
6.53*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Athos Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Athos dated April 13, 2023 for Arrived Series Athos Property
6.53.2*	Counteroffer to Offer dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Athos Property
6.54*	Purchase and Sale Agreement dated April 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Barclay Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Barclay dated April 17, 2023 for Arrived Series Barclay Property
6.55*	Purchase and Sale Agreement dated September 29, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bean Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bean dated September 2, 2023 for Arrived Series Bean Property
6.56*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bluebell Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bluebell dated April 17, 2023 for Arrived Series Bluebell Property
6.57*	Purchase and Sale Agreement dated April 6, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Bradford Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bradford dated April 6, 2023 for Arrived Series Bradford Property
6.58*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Caterpillar Property
6.58.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Caterpillar dated April 21, 2023 for Arrived Series Caterpillar Property

6.58.2*	Addendum to Purchase and Sale Agreement dated April 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Caterpillar Property
6.59*	Purchase and Sale Agreement dated August 2, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ellie Property
6.59.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ellie dated September 11, 2023 for Arrived Series Ellie Property
6.60*	Purchase and Sale Agreement dated March 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Liberty Property
6.60.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Liberty dated March 10, 2023 for Arrived Series Liberty Property
6.61*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Mallard Property
6.61.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mallard dated March 16, 2023 for Arrived Series Mallard Property
6.61.2*	Addendum to Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mallard Property
6.62*	Purchase and Sale Agreement dated March 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Riverwood Property
6.62.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Riverwood dated April 21, 2023 for Arrived Series Riverwood Property
6.63*	Purchase and Sale Agreement dated April 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Roanoke Property
6.63.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Roanoke dated April 13, 2023 for Arrived Series Roanoke Property
6.63.2*	Addendum to Purchase and Sale Agreement dated April 13, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Roanoke Property
6.64*	Purchase and Sale Agreement dated March 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sherwood Property
6.64.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sherwood dated March 28, 2023 for Arrived Series Sherwood Property
6.65*	Purchase and Sale Agreement dated April 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tansel Property
6.65.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tansel dated April 18, 2023 for Arrived Series Tansel Property
6.66*	Purchase and Sale Agreement dated March 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Tytus Property
6.66.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tansel dated April 5, 2023 for Arrived Series Tytus Property
6.67*	Purchase and Sale Agreement dated February 17, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Williamson Property
6.67.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Williamson dated March 6, 2023 for Arrived Series Williamson Property
6.68*	Purchase and Sale Agreement dated April 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Zane Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Zane dated April 13, 2023 for Arrived Series Zane Property
6.69*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Arya Property
6.69.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arya dated October 4, 2023 for Arrived Series Arya Property

6.70*	Purchase and Sale Agreement dated July 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Marcy Property
6.70.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Marcy dated October 4, 2023 for Arrived Series Marcy Property
6.71*	Purchase and Sale Agreement dated September 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Sansa Property
6.71.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sansa dated October 4, 2023 for Arrived Series Sansa Property
6.72*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Haybridge Property
6.72.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Haybridge dated September 28, 2023 for Arrived Series Haybridge Property
6.72.2*	Addendum to Purchase and Sale Agreement dated September 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Haybridge Property
6.73*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hedgecrest Property
6.73.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hedgecrest dated September 28, 2023 for Arrived Series Hedgecrest Property
6.74*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Layla Property
6.74.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Layla dated October 23, 2023 for Arrived Series Layla Property
6.75*	Purchase and Sale Agreement dated September 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Lola Property
6.75.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lola dated October 23, 2023 for Arrived Series Lola Property
6.76*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ratliff Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ratliff dated October 19, 2023 for Arrived Series Ratliff Property
6.77*	Purchase and Sale Agreement dated October 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Collinison Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Collinison dated October 30, 2023 for Arrived Series Collinison Property
6.78*	Purchase and Sale Agreement dated October 8, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hardman Property
6.78.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hardman dated October 24, 2023 for Arrived Series Hardman Property
6.79*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Keystone Property
6.79.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Keystone dated October 31, 2023 for Arrived Series Keystone Property
6.80*	Purchase and Sale Agreement dated October 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northbrook Property
6.80.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northbrook dated October 19, 2023 for Arrived Series Northbrook Property
6.81*	Purchase and Sale Agreement dated September 28, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pebblestone Property
6.81.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pebblestone dated October 31, 2023 for Arrived Series Pebblestone Property

6.82*	Purchase and Sale Agreement dated October 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Frances Property
6.82.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Frances dated October 19, 2023 for Arrived Series Frances Property
6.83*	Purchase and Sale Agreement dated November 7, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Northridge Property
6.83.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Northridge dated November 21, 2023 for Arrived Series Northridge Property
6.84*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Rachel Property
6.84.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rachel dated November 1, 2023 for Arrived Series Rachel Property
6.85*	Purchase and Sale Agreement dated October 31, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Ross Property
6.85.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ross dated November 1, 2023 for Arrived Series Ross Property
6.86*	Purchase and Sale Agreement dated November 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Vanzant Property
6.86.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Vanzant dated November 21, 2023 for Arrived Series Vanzant Property
6.87*	Purchase and Sale Agreement dated November 1, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Wyndhurst Property
6.87.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wyndhurst dated November 17, 2023 for Arrived Series Wyndhurst Property
6.88*	Purchase and Sale Agreement dated October 25, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Glenncrest Property
6.88.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Glenncrest dated November 1, 2023 for Arrived Series Glenncrest Property
6.89*	Purchase and Sale Agreement dated December 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Laurel Property
6.89.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Laurel dated January 19, 2024 for Arrived Series Laurel Property
6.90*	Purchase and Sale Agreement dated October 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Oakland Property
6.90.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oakland dated October 19, 2023 for Arrived Series Oakland Property
6.91*	Purchase and Sale Agreement dated December 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Phoebe Property
6.91.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Phoebe dated December 13, 2023 for Arrived Series Phoebe Property
6.92*	Purchase and Sale Agreement dated June 14, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Johnson Property
6.92.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Johnson dated June 20, 2024 for Arrived Series Johnson Property
6.93*	Purchase and Sale Agreement dated January 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sedgefield Property
6.93.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sedgefield dated January 22, 2024 for Arrived Series Sedgefield Property
6.94*	Purchase and Sale Agreement dated August 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Robinson Property

6.94.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Robinson dated September 5, 2024 for Arrived Series Robinson Property
6.95*	Purchase and Sale Agreement dated August 13, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Seneca Property
6.95.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Seneca dated August 23, 2024 for Arrived Series Seneca Property
6.96*	Purchase and Sale Agreement dated October 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Adams Property
6.96.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Adams dated October 28, 2024 for Arrived Series Adams Property
6.97*	Purchase and Sale Agreement dated October 18, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Bayne Property
6.97.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bayne dated October 28, 2024 for Arrived Series Bayne Property
6.98*	Purchase and Sale Agreement dated October 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Boxwood Property
6.98.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Boxwood dated October 28, 2024 for Arrived Series Boxwood Property
6.99*	Purchase and Sale Agreement dated October 4, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Langley Property
6.99.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Langley dated October 23, 2024 for Arrived Series Langley Property
6.100*	Purchase and Sale Agreement dated October 30, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Metallo Property
6.100.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Metallo dated November 18, 2024 for Arrived Series Metallo Property
6.101*	Purchase and Sale Agreement dated October 15, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Misty Property
6.101.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Misty dated October 29, 2024 for Arrived Series Misty Property
6.101.2*	Counteroffer to Offer dated October 16, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Misty Property
6.102*	Purchase and Sale Agreement dated October 14, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Presidio Property
6.102.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Presidio dated October 28, 2024 for Arrived Series Presidio Property
6.103*	Purchase and Sale Agreement dated October 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Spangler Property
6.103.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Spangler dated October 30, 2024 for Arrived Series Spangler Property
6.104*	Purchase and Sale Agreement dated October 11, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Tomlinson Property
6.104.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tomlinson dated October 30, 2024 for Arrived Series Tomlinson Property

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 3, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title: Date:	Chief Executive Officer September 25, 2025

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 25, 2025
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 3, LLC

/s/ Sue Korn	Principal Financial and	September 25, 2025
Sue Korn	Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived Homes 3, LLC

Arrived Fund Manager, LLC	Managing Member	September 25, 2025

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer